Strengths to build on



Annual Report and Accounts 2005

Legal & General

Contents

Business review

Operating and financial review

Governance information

Financial statements

EEV[1] basis	2005	2004 Restated
Operating profit before tax[2]	**£1,092m**	£762m
Contribution from new business[3]	**£380m**	£312m
Ordinary shareholders' equity	**£6,970m**	£6,186m
Dividend cover[4]	**2.3**	1.7

IFRS[5] basis		
Operating profit before tax[2]	**£647m**	£617m
Ordinary shareholders' equity	**£4,257m**	£3,675m
Dividend cover[4]	**1.3**	1.3

Worldwide new business APE[6]	**£1,296m**	£1,008m
New institutional funds	**£17.1bn**	£15.5bn
Group funds under management	**£208bn**	£165bn

1. European Embedded Value
2. From continuing operations
3. Includes managed pension funds
4. Dividend cover is calculated as operating profit after tax divided by the current year interim dividend plus the proposed final dividend
5. International Financial Reporting Standards
6. Annual Premium Equivalent (APE) is total new annual premiums plus 10% of single premiums

UK Life and Pensions New Business (£m APE)


2001
584
2002
608
2003
592
2004
722
2005
872

Dividend per share (pence)


2001
4.67
2002
4.78
2003
4.90
2004
5.06
2005
5.28

New Institutional Funds (£bn)


2001
13.2
2002
14.0
2003
13.1
2004
15.5
2005
17.1

For more information visit: www.legalandgeneralgroup.com

A business to build on

"Our business model has enabled us to create further value for our shareholders. We have built a strong market position by delivering value for money products and good service to our customers. This remains our intent."

Rob Margetts
Chairman

UK Life and Pensions


DISTRIBUTION ROUTES
Percentage share of business in each channel
40%
Independent Financial Advisers (IFAs)
5%
Business Partners
43%
Banks and Building Societies
4%
Direct
8%
Relationship with top UK banks
Gives Legal & General access to over
4,000 branches
NEWS
Over 2,000
representatives placing mortgages and associated protection products
Legal & General is currently involved in
1 in 9
mortgage transactions in the UK
Service proposition has increased from 2-star to 4-star over the past three years
Financial Adviser Service Awards
4-star Life and Pensions Provider
1st
British Insurance Awards
Life insurer of the year sixth year running



Breadth of distribution and breadth of product range
Employee Benefit Consultancy
86,000
employees in Legal & General company pension schemes
1st
British Insurance Awards
Technology Award: E-pensions
70,000
customer contacts each week via web and phone
PRODUCTS
Annuities
Pensions
Protection
Investments
£80m
per month paid out to pensioners
27,000
Over 27,000 people moved their pensions to Legal & General worth £700 million in 2005
Legal & General is a leading life assurance provider in the UK with
2,500
new applications per day
1st
Standard & Poor's Fund Award
UK Individual Pension Fund
£10 million
invested in Legal & General bonds every day
1st
for distribution bonds
for ISA funds under
1st
Financial Adviser Awards

International Life and Pensions

‘Niche players with a focused product strategy’

International business represents over **10%** of Legal & General Group's Life and Pensions APE[1]


£110
£100
£90
£80
£70

International APE[1] has grown from £72m in 1998 to

£107m

in 2005

USA

www.lgamerica.com

- Operates as ‘Banner Life’ and ‘William Penn’
- Business has been owned by Legal & General since the early 1980s
- The US operation is the largest of Legal & General's international businesses
- Legal & General is currently the eighth largest writer of new business in the individual term assurance market. It covers gross sums assured of about $250bn

Netherlands

www.legal-and-general.nl

Purchased as Unilife in the mid 1980s and subsequently rebranded

Main distribution is through **brokers representing 70%** of the business. No direct sales force.

Steadily increasing levels of APE[1] and profits over the past five years.

1st Best Life Insurer in the Netherlands

France

French operation was acquired by Legal & General in the mid 1930s

Employed sales team of approx **100** staff based at regional sales offices

Operates under the Legal & General umbrella logo

www.lgfrance.com



s the new annual premiums plus 10% of single premiums

General Insurance


Quality of service, scale and integration
Protects over
1
million
UK households
Over
£15
million
paid out in claims each month
Legal & General provides private healthcare for over
100,000
individuals
117,000
customers contact Legal & General each month,
80%
are highly satisfied with claims experience
85%
of customers renew each year[1]

[1] branded direct household customers

Investment Management


Growth in funds under management: consistent new business success
£1bn
in new funds
on average
per month for the
past 7 years.
Currently £208bn
funds managed worldwide


Growth in index funds
£138bn
Funds under management (£bn)
150
120
90
60
2001
2002
2003
2004
2005


pooled pension funds than our
provide economies of scale.
£40bn+
UK
£10bn+
US
£4bn+
Japan
£10bn+
Europe
Size of funds mean we can absorb many portfolios without needing to trade


UK Equity Holdings
3.8% of FTSE All-Share
(£bn)
70
60
50
40
2001
2002
2003
2004
2005

Scale, simplicity and solutions for clients


Over
2,800
clients including large, medium and smaller businesses.
Diversified nature of client base
Manage pension assets for over
50%
of the FTSE 100
50%
of new business from existing clients – evidence of the quality of our product and the quality of client service
Growth in New Business
20
15
10
(£bn)
2001
2002
2003
2004
2005
Largest
fund
manager
in
the
UK
Over
£145bn
managed for external clients

2005 Awards...

GENERAL	
Life Insurer of the Year	British Insurance Awards – seventh time in eight years
Britain's Most Admired Insurance Company	Management Today – seventh time in eight years
Life Assurance Company of the Year	Financial Adviser Awards
Best Life Insurer in the Netherlands	Three major Dutch IFA associations
LIFE AND PENSIONS	
Term Assurance Company of the Year	Financial Adviser Awards
Life and Pensions Protection Provider of the Year	Financial Adviser Awards
Best Group Critical Illness Insurance Provider	Cover Excellence Awards
Best Group Life Insurance Provider	Cover Excellence Awards
The Technology Award	British Insurance Awards
INVESTMENTS	
Defined Contribution Investment Provider of the Year	Professional Pensions

CHAIRMAN'S STATEMENT

In 2005, Legal & General achieved both record new business and record profits. Our total UK market share for the year exceeded 10% for the first time. These are the achievements of a strong and successful company.

Legal & General made excellent progress during 2005 across almost all areas of its business. With very strong growth in the UK, our new life, pensions and retail investments premium income on an Annual Premium Equivalent (APE) basis exceeded £1bn for the first time in our history. At the same time, our total UK market share for the year broke through the 10% level. Legal & General Investment Management also saw strong new business flows, consolidating its position as the leading manager of UK pension funds.

Good margin and profit performance have gone hand in hand with this excellent growth. On the European Embedded Value (EEV) basis, operating profit grew to a record £1,092m, whilst pre-tax profit exceeded the £2bn milestone. A new operating profit record was also achieved on the International Financial Reporting Standards basis (IFRS). At the same time as achieving these record profits, we have been investing carefully to enhance our capabilities for the future. In summary, Legal & General has delivered results which have once again outperformed the market. In my judgement, your Company possesses the attributes, the business model and the management team to continue to do so.

Fig 1. Ten Year Total Shareholder Return (%)


192
126
107
Legal & General
FTSE Life Assurance Sector
FTSE 100

Overview of Results

Our core UK protection and savings businesses achieved further market share growth in 2005. For the full year, our total UK market share reached 10.4%, making Legal & General the third largest life insurer in the UK. A decade ago, in 1995, we were ranked eighth in the industry and our market share was just over 4%.



Rob Margetts
Chairman

This remarkable organic growth performance has been matched by increased profits. Your Company's market position gives us the scale and the efficiency to generate profits whilst offering customers good value products and a high quality service.

Our investment management business, led ably for the last four years by your new Group Chief Executive, Tim Breedon, continues to go from strength to strength. In my first statement to you as Chairman, I commented that, while it had taken 160 years for Legal & General's funds under management to reach £50bn, we had achieved the next £50bn in only three years. Six years after that first statement, I am very pleased to be able to tell you that funds under management now exceed £200bn. This is a remarkable performance of which we can be justly proud. In 2005, the operating profit of this business on an IFRS basis rose by over 40%, reflecting both the strength of our business model and our focus on effective cost management. Although our index-tracking capabilities continue to be the main driver of our success, our active management business also made good progress during the year.

Our general insurance business, which is focused mostly upon household insurance products, was adversely affected by various weather incidents which occurred during the first half of the year. Premiums grew during the year, after allowing for the profitable disposal, in March 2005, of Gresham Insurance Company Limited.

In the United States of America (USA), our business saw a drop in both premium volumes and profits in 2005. A tough competitive environment restricted our ability to attract the quantity of business we seek through our existing distribution network. Steps to expand that distribution are under way. However, our European businesses have continued to perform strongly. In France, we saw good growth in both our group protection and individual savings products, with APE for the year up 27% and EEV operating profits up 200%. Our business in the Netherlands also maintained strong momentum. Winner for the fifth year running of the prestigious Best Life Insurer in the Netherlands award, the Company saw premiums grow by 26% and EEV operating profit increase by over 40%.

Dividend and Shareholder Return

Your Board's confidence in the strength of Legal & General's performance and prospects underpins our recommendation that your dividend be increased once more. In July, we decided to increase the interim dividend by 2.5%. We are now recommending an increase in the final dividend of 5.2%, making a full year increase of 4.3%. The Board's dividend recommendation was made after reviewing the Company's financial strength and taking into account the capital required to support continued growth in new business.

In 2005, our Total Shareholder Return (TSR) was 16%, but below that of the FTSE 100. The ten year TSR information, available on page 1, and the five year information, on page 37, show our relative longer term performance.

Customer Focus

Legal & General today has over five million policyholders in the UK and over half a million overseas. Meeting our customers' needs is at the heart of our business so, however good our customer care may be, we are always striving to improve it. As everywhere, our customers' expectations are rising steadily, and our competitors are always seeking to raise their game. Our own Customer Experience Programme is now in its second year and already the benefits for both our customers and our business are becoming apparent. The priority given to this aspect of our activities will continue. We have recently signed up to the initiative launched by the Association of British Insurers (ABI) 'The Customer Experience Package'. Our decision to do so demonstrates our commitment to provide our customers with the levels of care and service they want and are entitled to expect, both before and after purchasing our products.

Regulatory and Tax Environments

The result of the case between Legal & General and the Financial Services Authority (FSA) heard before the Financial Services and Markets Tribunal was reported in our Annual and Interim Reports issued in 2005. As a company wholly committed to operating compliantly in the UK, we have been keen for many years to promote a regulatory environment which is fair to both customers and providers. Your Board believes that the decision of the Tribunal in this case provided a catalyst to the FSA to improve the fairness of its enforcement process.

We were disappointed that it was necessary to make a Stock Exchange announcement in October 2005, advising that a completely unexpected change to the tax basis of life assurance companies could have a very significant impact on the Group. There

had been no consultation on the proposal and its effect went way beyond what we believed was intended. Representations made resulted in significant amendments and the proposals will now have no impact on Legal & General.

It is, I believe, vital to the interest of long term savings that the tax regime applying to life assurance companies is both stable and equitable. We are encouraged that HM Treasury and HM Revenue & Customs have now allocated resources to develop a better understanding between the Government and the industry on taxation. We are working actively, with these and other bodies, to ensure that this desirable outcome is realised.

Shareholder Communications

Shareholders will, I am sure, have noticed that this Annual Report is much longer than its predecessors. This has been necessitated by changes required by both regulatory and accounting bodies. Not only has this caused a delay in our reporting to you, but it has also resulted in a Report some 50% longer than last year's.

Your Board believes that the additional information being made available about our business will be of interest and value to some shareholders. Others, however, may well find the extent and detail of information reported to be in excess of their requirements. In future, therefore, we will offer you the alternative of receiving a Summary Financial Statement, which will contain what we would regard as essential descriptive and financial information. The experience of other large companies is that most shareholders, conscious of the environmental and cost benefits, are content to receive the Summary Financial Statement. Accordingly, it is our intention when we issue our Interim Report in August to ask shareholders if they wish to receive paper copies of the full Annual Report in future. Shareholders who do not opt to do so will subsequently receive just the Summary Financial Statement. This together with the full Annual Report will, of course, be available on the Group's website www.legalandgeneralgroup.com.

Board Changes

Sir David Prosser, your Group Chief Executive for over 14 years, retired from the Board at the end of 2005. His contribution to your Company was immense. He displayed many outstanding talents in his long period of executive stewardship. His understanding of our industry was remarkable and he steered

£1.1bn
EEV operating profit

10.4%
Total UK market share

+5.2%
Growth in final dividend

conditions. The Board thanks him, as I am sure do all shareholders, for his leadership over such a successful period in your Company's history. We wish him a long and happy retirement.

Tim Breedon, who succeeded Sir David on 1 January 2006, is already showing the qualities of leadership and judgement which your Board identified when we selected him for the role last May. Legal & General Investment Management delivered remarkable results under his leadership and your Board and I are absolutely confident that he will achieve similarly impressive results for the Group as a whole. Barrie Morgans will be stepping down as a Director at the Group's Annual General Meeting in May 2006, having served on your Board for nine years. During this time, he has chaired the Audit Committee diligently and effectively, sharing with us his considerable wisdom and experience. His contribution to your Company's affairs will be much missed.

Outlook

2005 marked a third year of recovery in UK equity values and 2006 has begun well, with the FTSE 100 index moving ahead by over 5% in the first ten weeks. The UK economy continues to grow, as a result of which we are confident that our marketplace will also see growth this year.

Indeed, for Legal & General, the year has already begun well, with good new business growth in our core UK market. We have new executive leadership with the focus, the energy and the determination to do what we do better than ever. 2005 was a record year for Legal & General. The start of 2006 has been encouraging. Your Board is confident that Legal & General has the ability to outperform over the long term.



Rob Margetts
Chairman

"We will continue to grow because that is the dynamic of the market and of our position in it, but our priority is profit."



Tim Breedon became Legal & General's Group Chief Executive on 1 January 2006. He gave this interview for the Annual Report at the end of February.

Q. Tim, you have been Group Chief Executive for almost two months now. With the benefit of that time in the role, how do you assess your inheritance?

A. The quick answer is very positively. As shareholders will know, Legal & General has developed a very strong business model over the past decade. I see my job, therefore, as building on some pretty solid foundations. Changing some things, certainly, seeking improvements wherever we can find them but, fundamentally, the business model we operate is working well and I don't intend to "fix it".

Q. Does that mean that shareholders can expect to see Legal & General continuing to deliver the same rates of new business growth as were achieved in 2005?

A. The last few years have seen our two main UK businesses achieve remarkable growth. This is what we said we wanted the Rights Issue money for in 2002 and the growth we have been able to achieve was made possible by the capital raised then.

However, no sensibly managed company grows for growth's sake. Legal & General will continue to grow because that is the dynamic of the market and of our position in it, but our priority is profit. Achieving the scale we now have has been immensely important. It gives us the opportunity to invest to become more

Tim Breedon
Group Chief Executive

efficient, to provide ever higher quality of service to customers and intermediaries and to respond quickly to new market opportunities. But that isn't the same as saying that having even greater scale than we have now would give us significantly greater profit benefits. We will grow, I'm confident, but we'll be growing where we can meet our profit objectives – not where we can't.

Q. Which then are the areas you believe offer the best prospects for Legal & General in the future?
A. As you know, the large majority of our business comes from the UK and, to be clear on this, that's where I think the best opportunities lie for us in the short term.

I feel very positive about the outlook for our business in the UK. Transaction volumes in the housing market will, I think, grow following the 'soft landing'. Individuals' confidence in equity savings has been boosted over the last year and I believe it will continue to build. There's no sign of a late 1990s' type equity bubble, so I believe individuals and institutions will continue to invest in our equity products. And pensions saving, of course, should be an area of enormous opportunity. I'm not going to risk predicting what the Government's White Paper on Pensions will say but this is an area of saving which has to grow and, on most of the probable outcomes, this will generate significant new business opportunities for the insurance industry.

All of which is not to say that there aren't also opportunities for us overseas. We've got some well-positioned international businesses already and we're not afraid to add to them. We would have to be confident of a close fit with our business approach and of delivering a good return on capital. Those will be tough criteria to meet, but we are certainly not against overseas expansion in principle, be it organic, or otherwise.

Q. In describing why you believe the UK is such a good market for Legal & General, you didn't mention annuities. That's a very important sector for Legal & General. How do you see the market developing and how concerned are you at press reports of possible new entrants?
A. You're right, annuities represent a very large and growing market in the UK. The burden and impact of regulation on companies generally is causing more and more of them to seek to transfer the risk of pensions liabilities onto the shoulders of great strengths in my view. Polarisation was supposed to be a great threat to the industry. Legal & General went in strong but came out stronger and all the indications are that that is exactly what is happening again as the market depolarises.

As to how that might affect us, my strong sense is that our track record of expertise and quality service will be very hard for newcomers to match. Our plan is to continue to improve both our service delivery and our pricing precision. That leads me firmly to believe that this market will continue to allow us to write the volume and type of business we want, on terms that are attractive.

Q. Though it is early days, are you happy with the proportion of the Group's business you are getting from each of your main product areas, or are you intending to try to change that?
A. The first point, of course, is that there is only a limited amount one company can do. It is the market which determines which products are going to be bought and which not. And, as has often been said, you can't buck the market.

In general terms though, one of the great strengths of Legal & General, I believe, is the way in which our business is balanced between the protection elements of our business and the savings and investment strands. We have a market leading position in each and have the scale, therefore, to be an efficient provider. But the important point is the flexibility which this balance gives us to shift our business in line with opportunities and, of course, in line with the market.
So, although I'm not saying that I'm in any way unhappy with the relative size of the different product areas, that proportion will change from time to time and yes, of course, we'll manage those changes to the benefit of our overall profit growth.

Q. What about the mix of your distribution in the UK? The proportion of your sales derived from IFAs has grown significantly in recent years. Is that a trend you want to see continue or do you want to boost the proportion coming from your tied Business Partners?
A. As I said just now, the fundamental driver for what portion we get from where, is the market. 2005 saw the housing market, where many of our Business Partners are active, slow. The result for us was a small shift in the source of our business towards the independent financial advisers. This year, we expect the housing market will expand a bit, so the shift for 2006 may well be in the other direction.

But, again, the key point is the fact that we operate very successfully and in large

Q. Four years ago, you were appointed Group Director (Investments) with responsibility for Legal & General Investment Management (LGIM). Since then funds under management have grown from £114bn to £204bn, whilst operating profit has grown from £50m[1] to £103m[2]. Are there lessons from your experience of running LGIM so successfully which you hope to apply in your new role?
A. LGIM's success is built on its very simple business model. It's a doubly effective model because it's one which competitors would now find very hard to replicate. The model for the Group as a whole is, of course, not so simple but it mustn't be allowed to become too complicated either.

Basically, there are three core competences which have to be leading-edge right across the Group. They are the customer experience through the whole life of the product, efficient systems supporting scaleable businesses, and distribution management that is alert and responsive to the changing dynamics of the market.
At LGIM, I believe we reached high standards in these areas. We were leading-edge and we were rewarded by the marketplace for being so. Across the Group as a whole, my judgement is that, whilst we are leading-edge in many product areas, we are not yet in all. It is my challenge and my intention to ensure that we become so.

Q. If that is your goal, how do you intend to achieve it? Is it a question of trying to change Legal & General's culture and, if so, how do you intend to do that?
A. No, Legal & General's culture is one of our strengths so it is not a question of trying to change our culture but rather of trying to embed it more firmly.

The word 'challenge' is one I use often. Successful companies are those that challenge what has been achieved already in order to achieve more. Legal & General does many things very well. My goal though is for us to do more things better and that's where having a strong challenge and learning culture comes in. Mistakes, although one wants to avoid them, do get made.

1. On a Modified Statutory Solvency basis.
2. On an International Financial Reporting Standards basis.

The point is to learn from them, not to spend time finding people to blame. Legal & General has a good team culture already, in my view, and the surveys we do confirm this. So it is not a question of creating any sort of new culture but rather just reinforcing how confident colleagues *can be, of Legal & General's future success.* Getting to be leading-edge across the product range is, I believe, well within reach. As I say, it is my challenge to make sure we get there.

Q. How helpful do you think the Group's relationship with its trades union, Amicus, will be in this respect? I've seen the relationship being criticised for being too cosy. What's your view on that?
A. Our relationship with Amicus is, in my view, immensely important to the Group. It gives us the ability to operate both more flexibly and more efficiently than we would be able to otherwise, and I think it also helps us to deliver quality customer service.

This is because our Amicus representatives encourage an open, constructive dialogue based on trust and a common goal of making the Group successful. Partnership works at Legal & General because it is approached with the right attitude of mind.

Q. Given what you've just said, is there, do you think, a role for Corporate Social Responsibility (CSR) in achieving good employee relations?
A. Yes, although I think CSR has wider implications than just employee relations. I've written the introductory piece for our web-based CSR Report this year and it is also reproduced in the Annual Report[1]. This seeks to explain why I believe CSR is so important for Legal & General in our dealings with all our stakeholders. In my view, customers are one of the most important of those stakeholders, hence the emphasis we are putting on our 'Customer Experience Programme'. But our Community Involvement Programme is, I think, immensely important as well. We support a large number of charities, either associated with our businesses or close to our main offices, and we do this with the purpose not so much of getting recognition or plaudits, *but rather because we believe they are* important causes to be supporting – ones that are really doing good and helping people. And, I think, our staff recognise what we do, approve of it and value it. It helps colleagues to appreciate what Legal & General stands for and, ultimately, *I think that influences the kind of people who* want to work for us and how they behave towards their colleagues and customers.

Tim Breedon
Group Chief Executive

1. pages 22 – 25



Contents

OPERATING REVIEW

Legal & General has an excellent track record and the strengths to build on its successes. Our scale, flexibility, expertise and customer focus are hard to replicate.

What We Are
Back in 1836, the Legal & General Assurance Society Limited was established in London by its six founders – a group of solicitors and a barrister. Our first ever life policy was written in October of that year.

170 years later, Legal & General is one of the largest providers of life insurance products in the UK and also offers a wide range of savings and investment products. In addition, we write general insurance business (predominantly household insurance) and administer one of the largest organisations of mortgage advisers. Legal & General Partnership Services Limited and the Mortgage Club together arranged over £20bn of mortgages last year.

Underlying our UK life insurance business is a strong balance sheet. This has supported Legal & General's consistent growth in UK market share over the last decade, and underpins our confidence that profitable growth can be supported into the future.

Legal & General Investment Management (LGIM), our fund management business, has developed expertise in a broad range of investments. At the end of 2005, LGIM managed over £204bn of assets, including UK equities of £67bn, estimated to be equivalent to 3.8% of the FTSE All-Share index.

Legal & General Group Plc is listed on the London Stock Exchange with a capitalisation of £7.9bn as at 31 December 2005. In 2005, we were voted Life Insurer of the Year for the sixth year in a row at the British Insurance Awards, a welcome recognition of our successful strategy and commitment to customer service.

Although predominantly in the UK, we manage a number of overseas subsidiaries, most significantly in the Netherlands, France and the United States of America (USA).

We believe that with our continued strength, experience, flexibility and the support of our skilled employees we can confidently expect further successes in the future.

Our Business and Strategy
The strength of the Group's financial resources allows it to provide a wide range of financial services products. In return for this use of capital, Legal & General aims to price those products to deliver attractive returns and suitable rewards to our shareholders.

In order to sustain our returns, Legal & General has pursued a strategy of:

- Maintaining expertise in a wide range of product categories – retirement savings, unitised savings, protection, retirement income contracts, retail investments, fund management and general insurance.

Fig 2. UK Retail Market Performance[1]


200
180
160
140
120
100
80
2001
2002
2003
2004
2005
Legal & General
Association of British Insurers – Retail Market Size

1. Based on new business APE
Rebased 2001 = 100

Market presence to build on


5.6

- Developing products and administration platforms which allow us to sell to individuals, companies, pension funds and other institutions.

- Building a reputation for products that offer value for money to the customer.
- Being flexible in our approach to distribution, and offering our products through a wide range of channels: independent financial advisers, selling direct to the customer over the internet and telephone, through partnerships with banks and building societies and other Business Partner and intermediary relationships.
- Continually improving our customers' overall experience of Legal & General. We believe that one of the best advertisements for our business comes from the satisfaction of existing customers, intermediaries and Business Partners. In order to achieve this, we aim to be efficient, to make our administration effective and to execute our business with the aim of improving the overall experience of dealing with Legal & General.

Through our strength, scale and flexibility, by working hard to maximise both our customers' positive experiences of buying Legal & General products and our intermediaries' experience of selling them, we believe we are well positioned to continue to build market share in our core businesses.

Industry Issues

Legal & General's core businesses focus on the UK long term savings, investment and insurance markets, where we see further opportunities for growth in sales and profitability. This industry has faced significant challenges in recent years, including:

- The severe equity bear market seen in the early years of the new century. This undermined not only the balance sheets of companies worldwide, but also the confidence of the retail investor in equity investments as a whole.
- Ongoing debate around and reform of the state and private pension provision. This includes the introduction of Stakeholder pensions and the recent recommendations of Lord Turner's Pension Commission. We welcome this debate. However, we recognise that individuals' decisions over pension savings are complicated by continuing changes to the framework.
- Low pension profitability. The implementation of price controls by the Government has resulted in some segments of the pensions market becoming unprofitable. Legal & General continues to flex its business model to improve our overall profitability in this market, and these challenges are reflected in our financial results for the year.

- Legislation, coming into force on 6 April 2006, which will simplify considerably the tax treatment of contributions to, and benefits from, non-state pension schemes. This will affect the pension, protection and annuity products sold by Legal & General. This should lead to greater clarity and flexibility in the pensions market in the longer term, but has required significant systems development across the industry.
- Depolarisation of the UK advisory market, which is changing the distribution of products fundamentally. Until last year, all financial advisers were strictly divided between those which were independent and those which were tied to a single life company. Those restrictions have been removed, opening up the distribution market into one that should provide much broader access to advice.
- Numerous changes in approach to accounting and reporting standards for companies selling long term insurance business. These have come from the

Fig 3. Operating Profit from Continuing Operations[1]
(£m)

2001	485
2002	484
2003	552
2004	617
2005	647

1. Modified Statutory Solvency basis 2001-2003, International Financial Reporting Standards basis 2004-2005

Fig 4. EPS[2] Based on Operating Profit After Tax[1]
(pence)

2001	6.29
2002	5.86
2003	6.10
2004	6.79
2005	7.04

1. Modified Statutory Solvency basis 2001-2003, International Financial Reporting Standards basis 2004-2005
2. EPS – Earnings Per Share



customers and growing

In the UK, Legal & General has over five million customers. In addition, the Group has over half a million customers overseas.

Financial Services Authority, from the UK and International Accounting Standards Boards and the European Chief Financial Officers' Forum. Although these changes do not impact the underlying profitability of the Company, they do provide a challenge to the industry's systems, actuarial and finance functions.

- Issues over the last 15-20 years which have been detrimental to the image of the industry in the eyes of the public, including pensions mis-selling and endowment mortgages.

In such a dynamic industry, the companies which will prosper, in our view, are those which remain financially strong and operationally flexible enough to address developing issues with confidence. We continue to believe that this degree of change and challenge offers Legal & General an attractive opportunity to build its franchise further. Through maintaining the strength of our business, being actively engaged in resolving developing issues and by flexibly managing our product and distribution offerings, we believe we are excellently positioned to outperform the broader industry.

Legal & General is, like all financial services companies, exposed to risks from outside its own business, in particular economic and investment market shocks. Exposure to these risks is a necessary part of our business. We continue to manage the business to be robust and flexible.

UK – Long Term Insurance, Savings and Investment

Legal & General has one of the leading positions in this industry in terms of new business written. We estimate that for 2005 our overall share of industry new business was in excess of 10%.

Fig 5. Life and Pensions – IFRS Operating Profit

	2005 £m	2004 Restated £m
UK operating profit:		
With-profits business	**66**	67
Distribution from non profit business	**312**	287
Subordinated debt interest	**37**	37
	415	391
USA	**52**	58
Netherlands	**18**	28
France	**4**	–
Operating profit	**489**	477

Within our spread of products, we believe that we have particular competitive strengths in the underwriting of annuities and protection. In these markets it is clear to us that scale, in terms of both sales and the overall portfolio of business, provides an excellent insight into the risks which we are pricing, and hence offers competitive advantage. We are also a leading provider of investment bonds, where our strengths in investment management and our value for money reputation have supported our success.

Legal & General Assurance Society Limited, the Group's principal operating company, is rated by Standard & Poor's AA+ ("very strong") for financial strength, a rating shared by only one other life insurance company in Europe. Moody's and A.M. Best rate our financial strength as Aa1 and A+ respectively.

In distributing our products, we operate through a wide range of channels. For those customers who are happy to deal with us directly, and where the requirement for advice is limited, this can be achieved over the telephone or the internet. However, for sales of more complex products, where professional advice is required, we work with a range of intermediaries:

- Independent financial advisers (IFAs), who offer advice to customers in selecting products from across the entire industry.
- 'Multi-tied' advisers – advisers are now permitted to offer advice between the products of a limited panel of providers. We actively compete to attain positions on such panels, subject to an overriding requirement that such relationships must be profitable for us.
- Banks and building societies. These distribution relationships fall within the above categories. We believe that we have been particularly successful in this specialist area in developing strong relationships in recent years.

As part of this broad range of distribution channels, we have strong relationships with leading IFA firms such as Sesame, Bankall, Tenet and many others. We are also pleased to have been chosen as a Business Partner by Barclays Bank, Alliance & Leicester, Bradford & Bingley and Northern Rock among others. We believe this reflects well on our credentials as a leading Business Partner in the product manufacturing industry.

Fig 6. UK New Business Split APE


Unit Trusts/ISAs
Pensions
Bonds
Protection
Bulk Annuities
Individual Annuities

We also sell products specially designed for the corporate market, often distributed through specialist independent financial advisers or consultancies. These group schemes help clients either to provide adequate protection for all their employees, or to manage the asset and liability issues within their existing group pension schemes. The expertise and systems which support our reputation in these highly specialised markets are, in our view, a result of our long term active commitment to them.

We believe such strengths and experience in so many products and distribution channels, equip Legal & General with industry and market insight which allows us to deliver profitable growth in a competitive market.

Investment Management

Legal & General Investment Management holds £204bn of funds on behalf of Legal & General policyholders, retail investors, pension funds, charities and other institutions.

The scale, quality and reputation of our investment management operations provide considerable competitive advantages to our other key businesses. Most of the products we sell across the Group rely in large part on the performance of a portfolio of underlying investments in order to deliver good returns to policyholders and profits to shareholders. So the ownership and control of a large, efficient, respected and highly successful investment management operation remains a critical success factor for all of our businesses.

The expansion in our business has been driven by Legal & General Investment Management's enviable record of winning new pension funds at a rate of over £1bn per month on average since 1998, and a total of £117bn over the last 10 years. It is testament, we believe, to our strengths that the majority of new monies received in 2005 came from existing clients.

Legal & General develops and distributes a range of unit trust, ISA[1] and OEIC[2] contracts, with over £10bn under management for our external clients at the end of 2005. According to the Investment Management Association, we are in the top five managers of 'retail' unitised investments in the UK. This is a market where we believe our focus on value for money, efficiency, service and administration is central to our success.

Legal & General is now the leading investor of UK pension fund assets, accounting for £131bn as at December 2005. This is 64% of our overall business by assets and 78% by profitability. This scale and success has been driven by our market leading expertise in the development and management of index-tracking funds (investment funds which aim to track the changes in value of an underlying broad index of investments – for example the FTSE All-Share index). Many large pension schemes have in recent years opted for all, or part of their equity investments to be indexed rather than pursuing outperformance by investing in more complex and often more expensive funds.

Although tracking funds remain the largest part of our overall portfolio (67% of total funds under management) we have been developing other parts of our business further and have been pleased with the recent successes in winning mandates to run active bond portfolios.

We believe that there remains great scope for solid, long term growth in our investment management operations. We expect to be a continuing beneficiary of the increasing number of pension funds who are making additional contributions to reduce funding deficits. We continue to expand our expertise further into active bonds and equities.

The long term demand for pension savings is expected to continue to grow as the population ages. Recent statutory and legislative changes should also, in our view, increase public awareness of the need to save further.

UK – Other

In addition to life insurance and investment business, Legal & General also writes general insurance business, predominantly household buildings and contents insurance written through brokers.

Legal & General has a significant presence in the UK mortgage market, both through Legal & General Partnership Services Limited (LGPSL), an organisation of 100 mortgage advisory businesses and 1,700 individual mortgage advisers, and through the wider marketing activities of the Mortgage Club. The advisers within LGPSL are tied to Legal & General for any life insurance sales made alongside a mortgage. This provides us with a valuable source of business.

The Mortgage Club markets mortgages to IFAs and directly authorised mortgage firms thereby forming an important relationship with the large providers of mortgages who benefit from the business passed to them. Due to the scale of the overall mortgage business, mortgage lenders are often willing to consider participating in services and product developments in order to enhance further the mortgage customers' experience.

Through these mortgage sales and the sales of mortgage-related life insurance, Legal & General is currently involved in one in nine mortgage transactions in the UK.

Overseas

The UK remains the focus of our corporate strategy at present. We do, however, have three important overseas life and pensions businesses, in the USA, the Netherlands and France.

Each of these has an established position in selected lines of business, providing profitability while not focusing solely on achieving a dominant overall share of their respective markets.

In the Netherlands (4% of EEV operating profit) we sell a range of individual savings and protection products. This business was last year voted Best Life Insurer in the Netherlands for the fifth year in a row.

In France (3% of EEV operating profit) we have achieved success in single premium investments and group protection.

In the USA (2% of EEV operating profit) our strategy has been to focus on the provision of protection contracts to the high net worth market.

Summary

Legal & General has seen massive growth in its business over the last decade (20% growth p.a. compound from 1995 to 2005) as a result of continued expansion in the industry (9% growth p.a. compound) and our success in building market share in this period (increasing from approximately 4% in 1995 to just over 10% in 2005). Long term growth will, in our view, be supported as the population continues to age and to prosper and increasingly recognises its need to protect its own financial security. Having achieved scale in our major product lines, however, there is little pressure, in our view, to pursue growth for growth's sake. We will continue to build our business in favour of profitability, not at its expense.

1. Individual Savings Account
2. Open-Ended Investment Company

Fig 7. Operating Profit from Continuing Operations[1] (£m)


2001
739
2002
686
2003
756
2004
762
2005
1,092

1. Achieved Profits basis 2001-2003, EEV basis 2004-2005

Fig 8. EPS[2] Based on Operating Profit After Tax[1] (pence)


2001
9.84
2002
8.49
2003
8.49
2004
8.46
2005
12.02

1. Achieved Profits basis 2001-2003, EEV basis 2004-2005
2. EPS – Earnings Per Share

A brand to build on



'Life Insurer of the Year' 7 times in 8 years

The British Insurance Awards are announced each year at a dinner held in July. One of the prestigious awards is for 'The Life Insurer of the Year'.
Legal & General won the award in 2005. This was the seventh occasion on which the Company has won the award in the past eight years.

There remain challenges to the industry in which we operate, most notably in the debate around the creation of a more stable pension system in the UK.

There remain risks to running a financial services company. However, these are the risks and challenges which we are used to dealing with. Our skills, flexibility and focus give us confidence in the ability of our business to meet any challenges and to succeed in building shareholder value.

NEW BUSINESS

UK Retail Business

The sales environment for UK savings and investment products benefited in 2005 from improving equity markets and a further recovery in consumer confidence. In this more positive environment, our clear strengths in distribution, our customer focused products and well-recognised brand enabled us to secure strong growth, particularly in savings related business.

Protection

Over the full year, mortgage-related business of £91m (2004: £109m) and other protection volumes of £47m (2004: £51m) were down 17% and 8% respectively.

Sales of annual premium mortgage-related protection business reflected a more subdued housing market. Other protection business was impacted by increased levels of competition, more particularly in the first half of the year.

We have retained a leading position in the protection market and our ability to handle an average of over 40,000 applications a month underlines the efficiency of our business model.

Savings

The continuing trend of strong growth in sales of single premium unit linked bonds benefited from the launch of our multi-fund bond to Bradford & Bingley's customers using the Legal & General branded platform developed jointly with Cofunds, a leading funds supermarket. In a pilot project, the multi-fund bond was also launched to selected IFAs in November and to the whole market in the early months of 2006. Over the full year, sales increased by 47% to £2,082m (2004: £1,418m). With-profits bond sales continued to decline, falling to £169m (2004: £390m).

Pensions

Over the full year, annual and single premium business, excluding Department for Work and Pensions rebates, increased by 54% from £171m APE in 2004 to £263m APE in 2005. Our focus remains on the pensions transfer market in the run up to pensions A-Day and on employer related business fuelled by scheme reconstructions.

Annuities

Competition in this market segment intensified in the second half of the year. Our continued focus on return on capital, rather than volumes, led to a fall in sales of 16% over the year to £722m (2004: £859m).

Investments

Over the full year, single payment unit trust and ISA volumes increased by 92% to £2,999m (2004: £1,565m). This result included the one-off benefit from the restructuring of a number of Barclays' funds and strong flows from other institutional investors, such as charities and friendly societies. Unit trust funds under management reached £16.6bn at the year end (31 December 2004: £12.8bn).

UK Corporate Business

In a buoyant year, single premium sales of bulk purchase annuities were at their highest ever level of £877m (2004: £449m).

In the second half of the year group risk new business slowed as the business opportunity arising following the withdrawal of a competitor from the market at the end of 2003 tailed off. However, over the full year, group risk new annual premiums increased by 19% to £70m (2004: £59m).

International Business

In the USA, difficult trading conditions in the brokerage market caused new business volumes to decrease by 23% from $98m APE in 2004 to $75m APE in 2005.

We continued to achieve good growth in our European businesses. New business volumes for the year were €42m APE in the Netherlands (2004: €35m APE) and €57m APE in France (2004: €44m APE).

Distribution

2005 saw Legal & General invest in a fund platform, which will transform the way in which our customers can buy retail investment products. In doing so, we are able to take full advantage of not just the IFA market, but also our bank and building society relationships, to provide fund choice to a much wider customer base. The introduction of our Portfolio bond to Bradford & Bingley Group customers in 2005 has been followed by the launch of multi-fund bonds to the IFA market early in 2006. In April, we will also add our multi-fund pension product to the platform.

The breadth and flexibility of Legal & General's distribution capabilities underpins our new business success. In the IFA market, we have grown from seventh largest provider less than three years ago, to the third largest today. We also see further scope to expand our distribution through banks and building societies.

OPERATING PROFIT

UK Life and Pensions – EEV basis

The strength and flexibility of our business model has enabled us to grow both new business volumes and market share. The 26% growth in the present value of new business premiums was matched by a 27% growth in new business contribution to £306m. In each product area of non profit business, margins increased. However, reflecting the changed sales mix, the margin on UK new business (expressed as the contribution from new business divided by the present value of new business premiums) was unchanged at 4.6%. The return on capital from non profit business was 19% gross and 15% net of the cost of solvency capital (2004: 17% and 14% respectively).

The increase in the expected contribution from in-force business and the contribution from shareholder net worth reflect the unwinding at a slightly lower opening discount rate (7.5% against 7.7%) on higher opening values.

There was a net positive impact from experience variances and operating assumption changes. The experience variance benefited from positive persistency experience in protection business, which was partly offset by negative experience on mortgage endowments and with-profits bonds. There was a positive experience variance from mortality and morbidity and a small negative variance on expenses. Experience variances also continued to benefit from further releases of margins for prudence arising from improved data management in the transfer of deferred annuity liabilities.

In 2004, operating assumption changes included the impact of adopting revised annuitant mortality assumptions. For 2005, operating assumption changes

include the impact of strengthening the provision for mortgage endowment mis-selling and planned expenditure on pensions simplification. In 2005, there was no net impact from mortality.

The development costs for 2005 primarily relate to the development of the funds platform.

International Life and Pensions – EEV basis
Operating profit from international life and pensions business was lower at £100m (2004: £113m) as improved results from Europe were more than offset by weaker results in the USA.

In the Netherlands, operating profit was significantly higher at £43m (2004: £30m) and in France profits trebled to reach £33m. The combined contribution from new business grew by more than a third, driven largely by improved margins and increased volumes in France. Positive experience variances and assumption changes reflected improvements in our modeling capability in the Netherlands and a reduction in required capital in France.

In the USA, the level of claims exceeded the assumed level in the first three quarters of the year and future mortality assumptions have been adjusted accordingly. The contribution from new business for 2005 reflected significantly lower volumes. It has also been calculated assuming no external financing for Triple X reserves on 2005 new business. A securitisation transaction to finance such reserves on 2003 and 2004 new business was implemented successfully in the final quarter of 2004. We anticipate that further financing will be arranged in 2006.

UK Life and Pensions – IFRS basis
Strong returns on the assets backing with-profits liabilities enabled policyholders' bonus rates to be either maintained or increased in 2005. Although bonus rates generally improved, there was a marginally lower profit contribution from with-profits business at £66m (2004: £67m). Against this backdrop of strong investment markets, the Group has now decided to follow the general practice of time-barring future complaints from mortgage endowment customers.

The increased distribution in respect of non profit business has been calculated by reference to the formula agreed with our regulators and is limited to a smoothed investment return of 7% on the embedded value of the Shareholder Retained Capital (SRC)

Fig 9. Worldwide Operating Profit Before Tax – EEV basis

Year ended 31 December	2005 £m	2004 Restated £m
Life and pensions	**901**	587
Investment management	**136**	108
General insurance	**14**	32
Other operational income	**41**	35
Operating profit from continuing operations	**1,092**	762

Fig 10. Profit for the Period – EEV basis

Year ended 31 December	2005 £m	2004 Restated £m
Operating profit	**1,092**	762
Investment return variance	**870**	414
Economic assumption changes	**8**	34
Minority interests	**81**	32
Profit from continuing operations before tax attributable to equity holders	**2,051**	1,242
Profit attributable to equity holders of the company	**1,144**	861

Fig 11. Worldwide Operating Profit Before Tax – IFRS basis

Year ended 31 December	2005 £m	2004 Restated £m
Life and pensions	**489**	477
Investment management	**103**	73
General insurance	**14**	32
Other operational income	**41**	35
Operating profit from continuing operations	**647**	617

Fig 12. Profit for the Period – IFRS basis

Year ended 31 December	2005 £m	2004 Restated £m
Operating profit	**647**	617
Investment return variance	**139**	48
SRC movement	**516**	(20)
Minority interests	**81**	32
Profit from continuing operations before tax attributable to equity holders	**1,383**	677
Profit attributable to equity holders of the company	**944**	463

and Sub-fund and 5% of the embedded value of non profit business. That transfer is augmented by the interest in respect of the intra-group subordinated debt capital attributed to the SRC amounting to £37m. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income. Overall, the UK life and pensions operating profit before tax grew 6% to £415m (2004: £391m).

International Life and Pensions – IFRS basis
The operating profit from our international life and pensions businesses was £74m (2004: £86m). The reduced profit from the USA reflects both adverse mortality experience and the adverse impact of lower sales on costs. The contribution from the Netherlands reduced as, under IFRS, all assets but not all liabilities are valued at fair value. As a result of this, further volatility in results can be expected. In France, we benefited from improved margins on a higher level of sales.

Investment Management – IFRS basis
The profit from our investment management business grew by 41%, benefiting from further market growth, strong net inflows and increasing economies of scale. The operating profit of £103m included £7m for retail investments (2004: £4m) previously reported within other operational income.

In a record year for new business, more than half of new funds have come from existing clients. We continue to expand our product range and the geographic spread of our business. The second half of 2005 saw the launch of both pooled and segregated liability driven investment products. Our strengths in defined contribution (DC) pension business were recognised at the 2005 Professional Pensions Awards where we won the DC Pension Provider of the Year award. Continued focus has led to a further improvement in the cost to income ratio. Funds under management by Legal & General Investment Management grew to £204bn (31 December 2004: £162bn) of which £145bn was managed for external clients. The further broadening of our services and our core competencies in index tracking and active bond management have ensured that we have retained our position as the leading manager of UK pension fund assets.

These comments have focused on the IFRS results since, increasingly, analysts are valuing this business on the basis of IFRS earnings. As in previous periods, our supplementary reporting also includes details of the results on an EEV basis. These results reflect growth in new business volumes and improved margins on that business, the further growth in funds under management, better than assumed persistency and increased operational efficiency.

General Insurance – IFRS basis
Gross written premiums from continuing operations grew by 3% to £334m as improved volumes in household and healthcare business lines were partly offset by lower motor volumes.

The operating profit from continuing operations was significantly lower at £14m (2004: £32m). This primarily reflected a reduced operating profit from the household account arising from higher bad weather claims in the first half and increased competition in the broker distribution channel in the second half of 2005. Elsewhere, improved results from accident, sickness and unemployment business were offset by increased motor losses and a smaller release of reserves from the mortgage indemnity book. The combined operating ratio was 101% (2004: 94%).

The previously announced sale of our 90% stake in Gresham Insurance Company Limited to Barclays Bank PLC gave rise to a profit from discontinued operations of £13m after tax.

Other Operational Income – IFRS basis
Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, the results of the Group's other operations and unallocated corporate expenses. Improved investment returns were offset by higher interest expense arising from increased levels of debt. The increase in the contribution to £41m (2004: £35m) reflects a lower level of unallocated corporate and development expenses.

OPERATING PROFIT BEFORE TAX

EEV basis
The Group's operating profit before tax grew by 43% to a record £1,092m. The profit from continuing operations, which includes the effect of variances in investment return from the longer term return assumed at the end of 2004, benefited from strong investment markets and rose by 65% to £2,051m. The investment return on the equity and

Fig 13. 2005 Product Margin Analysis – EEV basis

Year ended 31 December 2005	Contribution[1] £m	PVNBP[2] £m	Margin %
Protection	82	1,051	7.8
Annuities	177	1,539	11.5
Savings			
– Unit linked bonds	49	2,082	2.3
– Pensions – Stakeholder and other non profit	(18)	935	(1.9)
With-profits	16	1,014	1.6
Total	306	6,621	4.6

Fig 14. 2004 Product Margin Analysis – EEV basis

Year ended 31 December 2004	Contribution[1] £m	PVNBP[2] £m	Margin %
Protection	71	1,016	7.0
Annuities	135	1,265	10.7
Savings			
– Unit linked bonds	26	1,418	1.9
– Pensions – Stakeholder and other non profit	(20)	465	(4.2)
With-profits	29	1,091	2.7
Total	241	5,255	4.6

1. Contribution from New Business
2. Present Value of New Business Premiums

Distribution to build on


10

property portfolio of the UK long term fund was 15.8% above the assumption for the period (2004: 6.8% above the assumption).

IFRS basis

In aggregate, Shareholder Retained Capital (SRC) increased by £516m pre-tax (2004: a reduction of £20m). This reflected the impact of improved investment returns and the significant increase in the net capital released from the growing book of non profit business, offset partly by the increased transfer to shareholders from non profit business. On a net of tax basis the new business strain on higher volumes of non profit business of £466m was more than offset by the expected release of capital of £499m from the existing book of business and other reserve adjustments.

CAPITAL

Legal & General remains one of the strongest companies in its sector. Our capital position underpins our ability to continue to grow new business volumes profitably.

At Group level, the Insurance Groups' Directive capital surplus was £2.4bn.

The total capital resources available to Legal & General Assurance Society Limited, the Group's main UK operating subsidiary, amounted to £8.5bn at 31 December 2005 (£7.0bn at 31 December 2004), which included an implicit item of £540m (2004: £755m) in respect of non profit business, and exceeded the total capital requirement by £4.4bn (£4.0bn at 31 December 2004).

As at 31 December 2005, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £842m (31 December 2004: £864m). The required Risk Capital Margin (RCM) for the with-profits part of the fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £327m at 31 December 2005 (31 December 2004: £643m). The RCM has fallen significantly as a result of management actions taken during 2005 to reduce the with-profits part of the fund's exposure to financial risks. These actions include establishing a facility to make a charge for guarantees and undertaking improved asset matching by product and duration.

Outlook

In 2005, we retained a leading position in the protection market. The increase in the level of housing transactions seen at the end of 2005 is now leading to a recovery in protection volumes.

Pensions A-Day (6 April 2006 when taxation rules change) has been, and will remain, a significant positive influence on volumes of pensions transfer business and on restructuring of employer-related schemes. The reforms have created a much simpler tax regime for those people committed to saving for a secure future.

There was much which we could support in the recent proposals from the Pensions Commission to encourage a higher level of saving among people on more modest incomes. The Government's response to the Commission is expected in a White Paper to be issued in May 2006. Recent retail product innovation also includes our newly launched property trust for retail savers and we intend to launch a value protected annuity and an enhanced annuity pilot in the second half of this year.

The market for bulk purchase annuities is expected to grow considerably over the next few years. Legal & General has already established a strong position in this area, not just because of its financial strength, but because it possesses key skills and systems in pricing, underwriting and administration. In recent months, there has been press comment on possible new entrants into this market. While there is scope for additional capacity in the market, there are operational and reputational barriers to entry.

In overseas markets, we expect further opportunities for our European businesses and a recovery in the level of new applications in the USA after a difficult year in 2005.

Our investment management business has made a good start to 2006 and we will continue to press ahead with initiatives to broaden further our product range and the geographic spread of the business.

There is growing confidence among consumers in those areas of financial services in which we excel. This confidence is driven by improving equity markets and growing levels of activity in the housing market. The UK remains a good market in which to operate and this is clearly demonstrated by new business trends in the early part of 2006.



UK market share

In 2005, Legal & General's total share of the UK life, pensions and investments market reached over 10% for the first time.

FINANCE DIRECTOR'S REVIEW

"Legal & General is committed to delivering clearer, more transparent information and to improving the quality of our disclosures."





Andrew Palmer
Group Director (Finance)

Financial Reporting

This year has seen significant change in the way European listed companies report their results to shareholders. The International Financial Reporting Standards (IFRS) basis, adopted in 2005, is the new primary reporting method. IFRS will evolve over the next few years. The most significant change likely to affect Legal & General would be the development of a revised IFRS for insurance contracts.

In 2005, we also adopted the new European Embedded Value (EEV) methodology to prepare our supplementary accounts. EEV is a principles based, rather than a rules based, approach which we consider a more informative method of accounting for long term business. It was developed by the European Chief Financial Officers' Forum, a group of leading European life insurers, including Legal & General. We anticipate that the EEV basis of accounting will also continue to evolve in order to enhance further the supplementary information available to shareholders. Legal & General is committed to delivering clearer, more transparent information and to improving the quality of our disclosures. We believe the IFRS and EEV developments have been an important step towards improving the consistency and comparability of accounts of European insurers. However, as the Chairman has mentioned, this has resulted in a much longer Annual Report and Accounts document this year.

An important focus, as always, in our Operating and Financial Review is operating profit on the EEV basis. Operating profit reflects current performance by reporting the change in embedded value and excluding short term investment return fluctuations and the effect of economic assumption changes.

Financial Strength

Legal & General Assurance Society Limited (Society), the Group's principal operating company, continues to be one of the top two highest rated European life insurers. As at March 2006, our financial strength ratings from Standard & Poor's, Moody's and A.M. Best were maintained at AA+, Aa1 and A+ respectively. All ratings have a stable outlook.

Superior financial strength provides a source of security and confidence for policyholders. We aim to maintain a sufficient level of capital support to the long term business to give us the investment freedom needed to provide both the potential for enhanced returns and the capacity to deliver profitable market share growth. The Group's Capital Position Statement on the FRS27 'Life Assurance' basis is included within Note 2 on page 58 and this demonstrates the different sources of capital held within the Group.

Individual Capital Assessment (ICA)

From 1 January 2005, the Financial Services Authority (FSA) required insurers to hold capital on the greater of two bases. The first basis (Pillar 1) encompasses the rules based regulatory capital requirements in the FSA's Prudential Source Book, including the with-profits realistic balance sheet. The second basis (Pillar 2) is the firm's own internal assessment of its capital requirements together with any additional amount which may be required by the FSA.

During 2004 and 2005, the Group made a substantial investment in systems and processes to enable us to perform an ICA. We also enhanced our processes for risk management so that we will be able to verify on an ongoing basis that our risks are being managed within the assumptions underlying our ICA. We anticipate that this will materially enhance our management of risk.

The Group has submitted its ICA to the FSA for detailed discussion and review. This process and its outcome are confidential between the Group and the FSA.

Group Capital

The Group has a flexible capital structure. Total capital resources of £7.0bn on an IFRS basis comprise ordinary equity holders' capital (£4.3bn), surbordinated debt designated as equity (£0.4bn), subordinated debt (£0.4bn) and unallocated divisible surplus (£1.9bn, including £0.3bn of Sub-fund).

The Group is required to measure and monitor its capital resources on a regulatory as well as an IFRS basis and to comply with the minimum capital requirements of regulators in each territory in which we operate. The regulators require more prudent assumptions than IFRS. Legal & General's total capital resources are substantially in excess of both total regulatory capital and the minimum level of regulatory capital we are required to hold. The excess enables the Group to maintain financial strength, policyholder security and financial strength ratings while continuing to write profitable new business. Figure 15 compares the Group's available capital resources with the capital resources requirement for each of Legal & General Group Plc and Society.

In 2005, Legal & General established a Group Capital Committee as a sub-committee of the Group Risk and Compliance Committee. The Group Capital Committee focuses on actively managing both our capital resources and the Group's balance sheet.

Figure 16 shows where the Group's ordinary equity holders' capital, subordinated debt designated as equity, subordinated debt and senior debt are held. In addition, Society's with-profits estate and Sub-fund are also shown. The largest allocation of capital has been made to Society, reflecting the significance of this operation and the importance of ensuring its financial strength to support the long term growth of our business.

Further financial flexibility is achieved from Society's £4.5bn of shareholder assets, £1.9bn of which are held outside the UK Long Term Fund, the remainder being the Shareholder Retained Capital (SRC). These assets maintain the financial strength of Society and fund new business growth.

UK Long Term Fund (LTF) Transfer

Currently, the LTF transfer is limited to the aggregate of the shareholders' share of the with-profits surplus distribution and a smoothed investment return of 7% of the embedded value of the SRC and the Sub-fund and 5% of the embedded value of the non profit business. This transfer is incremented by the interest paid on internal subordinated debt capital.

Group Dividend

The LTF transfer, together with dividends from the Group's operating subsidiaries, provides a sound base for our dividend to shareholders. The final dividend per share proposed for 2005 has been increased by 5.2% to 3.63p (2004: 3.45p). The rate of growth in the final dividend has been determined by the Board, having regard to our model for prospective LTF transfers and other income streams, as well as to

Fig 15. Regulatory Capital Surplus

As at 31 December 2005	Group[1] £bn	Society[2] £bn
Available capital resources	6.8	8.5
Capital resources requirement	4.4	4.1
Surplus	2.4	4.4

1. Estimate
2. Long term business only

Fig 16. Allocation of Capital – IFRS basis



Legal & General Group Plc
Other subsidiaries £1.1bn
Subordinated debt designated as equity £0.4bn
Subordinated debt £0.4bn
Other debt £1.2bn
With-profits business
With-profits estate[1] £0.8bn
Non profit business
SRC £2.6bn
Sub-fund £0.3bn
Society Shareholder Capital £1.9bn
LGI, LGF, LGN[2] £0.3bn
Long Term Fund
Legal & General Assurance Society Limited

1. With-profits estate of £0.8bn comprises Society unallocated divisible surplus of £1.5bn less the shareholders' share of realistic liabilities of £0.7bn
2. LGI = Legal & General Insurance; LGF = Legal & General France; LGN = Legal & General Netherlands

Fig 17. Analysis of Debt by Type (£m)



Senior Medium Term Notes
608
Convertible Bond
509
Dated Subordinated Notes
415
Undated Subordinated Notes
394
Euro Commercial Paper
110
Bank Loans
6
Non Recourse Financing
401

Financial scale to build on


£20

worldwide equity market performance. Dividend recommendations in future periods will similarly be made in the light of prospective income flows and equity market conditions at the time.

Financing and Liquidity

During 2005, the Group has reviewed the arrangements for financing the capital required to write new individual protection business in the UK.

Previously, much of this capital requirement had been financed through quota share reinsurance treaties, under which a high proportion of the premium was paid to the reinsurer, which also paid the same proportion of the claim. In return the reinsurer met a large part of the initial capital requirement. Following its review of these arrangements, the Group has put in place revised reinsurance treaties which separate the mortality risk from financing. The revised arrangements will enhance the embedded value of new protection business, and give the Group more flexibility in negotiating our future reinsurance programmes.

Access to the capital markets is maintained through a £2bn Medium Term Note (MTN) programme, which allows for debt capital to be raised in both senior and subordinated form. The latter satisfies the FSA's upper tier II and lower tier II forms of capital for insurance companies. The Group also makes use of a US$2bn Commercial Paper programme, which facilitates access to both international and domestic money markets. In 2005, a £1bn five year syndicated committed revolving credit facility was established replacing £580m of bilateral facilities. These facilities satisfy the Group's liquidity and working capital needs.

In June 2005, the Group issued €600m of dated subordinated debt with a coupon rate of 4%. This debt, which was swapped into sterling, will be used to repay part of the convertible bond, which matures in 2006. The debt has been classified as lower tier II capital. During 2005, our £400m undated subordinated notes (upper tier II capital), which we raised in March 2004, were required to be reclassified as equity in the IFRS statement. We have subsequently taken action to amend the terms of the notes so that, in 2006, they will revert to debt classification.

Total debt at the end of 2005 was £2.0bn (2004: £1.5bn) plus £0.4bn non recourse funding. The debt is analysed by type in Figure 17; £2.0bn (2004: £1.5bn) carries a fixed rate of interest. The weighted average cost of the Group's core borrowings during 2005 was 5.3% p.a. (2004: 4.9% p.a.).

The Group's current long term and short term debt ratings are, from Standard & Poor's, AA- and A1+ and, from Moody's, A1 and P1.

Tax

The reported rate of tax on the EEV basis was 27% (2004: 29%). The principal reasons for the rate being slightly lower than the UK corporate tax rate of 30% were the lower rate of tax on shareholder net worth and the fact that income attributable to minority interests did not give rise to a tax charge.

The EEV result includes a £276m charge, representing a one-off reduction in the embedded value arising from the effect of UK tax changes. The Finance (No. 2) Act 2005 included provisions which change the way in which investment return is apportioned between categories of business. These changes will result in significantly higher taxable pensions business profits in the non profit part of the LTF fund from 2005 onwards.

Andrew Palmer
Group Director (Finance)



funds under management

The Group's total of £208bn of funds under management comprised £204bn managed by Legal & General Investment Management, with the remainder primarily managed by our overseas subsidiaries.

CORPORATE SOCIAL RESPONSIBILITY

"I am delighted to have this opportunity, at the outset of my time as Legal & General's Chief Executive, to confirm my strong personal support for the principles of Corporate Social Responsibility."

I have spent the bulk of my career within Legal & General's Investment Management business and have accordingly had the opportunity to observe and assess many leading British companies. I was struck how often performance excellence is associated with a company's adherence to strong Corporate Social Responsibility (CSR) values. Legal & General is, I believe, an excellent company; an opinion which I hope is shared widely. I have no doubt that, when Legal & General's performance is assessed, for example, by our customers, our staff or our owners, a part of that assessment will be a review of our approach to our social, environmental and ethical impacts. Our CSR Report, which can be found online at www.legalandgeneralgroup.com/csr, will assist in that assessment. One principle to which I am absolutely committed is that of striving for improvement in everything we do. I am, therefore, very keen to receive views and comments on how either our CSR Report or our CSR programme could be improved. On our website, you will find details of how you can provide us with feedback.

At the heart of what we regard to be our Corporate Responsibilities is our commitment to our customers. Our business model is founded upon delivering good value products which are fit for our customers' purposes, which meet their expectations, and which are available as widely as possible, to as many prospective customers as possible. We are fully supportive of the Association of British Insurers' (ABI) recent Customer Experience

Customer Experience
Every experience which our customers have with Legal & General is critically impacted by the behaviour and attitude of our employees. They include not just our customer and adviser servicing teams, but everyone in the Company, from our actuaries who design our products through to our computer systems experts who deliver our I.T. support network. Employee recruitment, training and performance management are key aspects of our customer experience strategy. During 2005, around 1,400 managers, from the front line through to our executive directors, attended a one day customer experience workshop to learn about the importance of focusing even more thoroughly on our customers and to understand their role in delivering our customer experience vision.

RNIB

In 2005, Legal & General supported the Royal National Institute of the Blind (RNIB) Vacation Schemes, which offer blind and partially sighted children, who attend mainstream schools, the opportunity to experience sporting activities, gain new skills and have fun in a safe and supervised environment. Held in the summer holidays, each scheme is led by expert RNIB staff and supported by other qualified professionals and volunteers, who are at the heart of the holidays, whether singing round the campfire, wall climbing, rafting or making costumes.

Fundraising for Crisis

In the run-up to Christmas, a brand new fundraising initiative was piloted at our Kingswood and Hove offices. For one week, hundreds of staff swapped their usual restaurant meals for a more modest 'bread and soup' lunch to raise




Legal & General
Legal & General
Legal & General
Investment Management



Top **Sail 4 Cancer: Yachts hired by Legal & General for the Sail 4 Cancer race, ready for departure in Cardiff Bay.**
Far left **Fundraising for Crisis: Staff in Kingswood encourage their colleagues to support Crisis.**
Left **RNIB: Blind and partially sighted children enjoy a Royal National Institute of the Blind Vacation, supported by Legal & General.**

money for Crisis, the national charity for homeless people. Well over £5,000 was raised for Crisis during the aptly-named 'Soupa Star' week, which made a real difference to Crisis over the Christmas period.

Give As You Earn
During the final quarter of 2005, we ran a campaign to enhance employees' awareness of our 'Give As You Earn' (GAYE) Scheme and increase the number of donors. Employee participation in GAYE has now risen to over 10% for the first time, resulting in Legal & General becoming one of the first companies to receive a Gold Award at the launch of the new Payroll Giving Quality Mark in January 2006. The Quality Mark is funded by the Government and recognises organisations which make payroll giving available to staff and foster a culture of committed giving in the workplace. We are delighted that Legal & General has been recognised for its commitment in this area and are proud of the generosity of so many of our staff.

Sail 4 Cancer
In September 2005 we supported three teams of employees from across the Company to take part in a four day sailing race across the Irish Sea, in order to raise money for Sail 4 Cancer, a charity which provides support to cancer sufferers and their families. The 21 staff members raised £57,000 for the charity (including a £21,000 contribution from Legal & General), making the race one of Legal & General's largest fundraising events of the year.

Encouraging employees to save for retirement
At the suggestion of the Department for Work and Pensions, Legal & General piloted an initiative to encourage employees to make or increase contributions to their occupational pensions. Staff in the defined contribution schemes were invited to attend presentations to learn about the importance of making their own contributions, which Legal & General matches up to 5%. They were also invited to sign a 'pledge' to start to contribute or increase their contributions when they receive their pay rise.

initiative and we seek to apply the principles of Treating Customers Fairly throughout the whole of our business. Whilst we will be vigilant in protecting ourselves against the risk of fraud in claims for policy benefits or compensation, we wish to be judged as being at the forefront of Customer Care within our industry.

Equally important to treating our customers fairly is that we should treat our employees fairly. As a consequence, we not only operate an Equal Pay policy but also encourage diversity, opportunities based on a fair and open selection process and an environment which respects the need for a proper work/life balance, especially for those with family responsibilities. Legal & General's employment policies are concerned not just with the way the Company treats its employees but also the way our employees treat each other. We act vigorously against proven cases of bullying or discrimination. Our Ethics policy, developed, as are so many of our employment policies, in conjunction with Amicus, our recognised trades union, is both wide ranging and firmly enforced.

Legal & General Investment Management is one of the UK's leading investors, with over £200bn of funds under management. Some years ago, we published a booklet detailing our stance on Socially Responsible Investment. The principles outlined in that document remain valid today. As one of the UK's largest investors, we recognise that we have a special responsibility in this area. Although this does not make us the market's policeman,

A team to build on



we will act quickly and forcefully on those occasions where we are not satisfied with the policy of a company in which we invest. Most often we will do this outside the glare of any publicity, but if we believe that a public statement of our views is required, then we will not hesitate to make one.

As well as having responsibilities to today's customers and investors, companies such as Legal & General have, in my view, a responsibility to the future. Legal & General is 170 years old this year. If Legal & General is to be prospering as much in 170 years' time as it is today, then in part that will be because we will have cared properly now for the environment on which we depend. Legal & General works to protect our environment in many ways, conserving energy, limiting our use of non-renewables and encouraging staff to adopt environmentally-friendly behaviours.

A sustainable environment is necessary for the future of the planet. A sense of community, of shared responsibility, is similarly necessary for the future wellbeing of the United Kingdom. Legal & General undertakes over 90% of its business in the

£2.5

contributed to charitable causes

10%

of staff donate to charity via Give As You Earn

72%

of total waste recycled at three largest sites

especially those communities neighbouring our major offices. Our staff are, of course, all themselves members of communities and I am delighted that so many of our staff take the initiative by becoming so actively involved in our community programme. Their hard work and dedicated support of local communities is something I both respect and feel a strong desire to continue supporting.

I trust you will enjoy reading our full CSR Report. I hope you will understand not only how committed to CSR principles we are but also how, through our actions, we seek to live those principles and make a difference.

Tim Breedon
Group Chief Executive



employees and growing

Legal & General has over 9,000 employees worldwide, over 90% of whom are based in the UK. Many of our employees are actively involved in our community programme.

1. Rob Margetts CBE
Chairman. Aged 59. He was appointed a director in June 1996 and Chairman in February 2000. He is also Chairman of the Nominations Committee. He is Chairman of The BOC Group PLC, senior independent non-executive director of Anglo American Plc and Chairman of their Remuneration Committee, and Chairman of the Natural Environment Research Council. He is also a member of the Council of Science and Technology and a Trustee of the Council for Industry and Higher Education. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc.

2. Tim Breedon
Group Chief Executive. Aged 47. He joined Legal & General in 1987 and became Director (Index Funds) in 1994. He was promoted to Managing Director (Index Funds) on 1 January 2000 and appointed Group Director (Investments) on 1 January 2002. He was appointed Deputy Group Chief Executive on 1 June 2005 and succeeded Sir David Prosser as Group Chief Executive on 1 January 2006. He is Chairman of the Group Risk & Compliance and Corporate Social Responsibility Committees. He holds a degree from Oxford University. He initially joined Standard Chartered Bank before moving to the London Business School where he took an MSc in Business Administration. He is a director of the Financial Reporting Council.

3. Andrew Palmer
Group Director (Finance). Aged 52. He joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. He was appointed Group Director (Finance) on 1 January 2001. He is a non-executive director of Slough Estates Plc and Chairman of the Association of British Insurers Financial Regulation and Taxation Committee and Financial Reporting Panel. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4. Kate Avery
Group Director (Retail Distribution). Aged 45. She joined Legal & General in 1996 as Director (Marketing). She became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. She was appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management. She is a non-executive director of Kelda Group Plc and a member of the Association of British Insurers Distribution and Regulatory Committee.

5. Frances Heaton
Independent, non-executive director. Aged 61. She was appointed in July 2001. She is a member of the Audit and Nominations Committees. She is a non-executive director of AWG PLC and Chairman of its Audit Committee. She was formerly a non-executive director of the Bank of England, and Deputy Chairman and Chairman of the Audit Committee of WS Atkins PLC and an executive director of Lazard Brothers & Co. Limited.


5
12
1
2
9
3

6. Beverley Hodson OBE
Independent, non-executive director. Aged 54. She was appointed in December 2000. She is a member of the Remuneration and Nominations Committees. She is a non-executive director of Robert Wiseman Diaries Plc and a director of First Milk Limited. She was formerly Managing Director of UK Retail, WH Smith Group Plc, Managing Director of Children's World, which was part of Boots Company PLC, and Managing Director of Dolcis, Bertie Shoes and Cable & Co., which were part of Sears Plc. She was previously a non-executive director of M & G Group (Prudential), and the National College for School Leadership, and a member of the North Yorkshire & Humberside Regional Development Agency.

7. Barrie Morgans
Independent, non-executive director. Aged 64. He was appointed in October 1997. He is a member of the Audit and Nominations Committees. He is Chairman of Plasmon Plc. He was formerly Chairman of Azlan Group Plc and Chairman and Chief Executive of IBM UK Holdings Limited.

8. Robin Phipps
Group Executive Director (UK). Aged 55. He joined Legal & General in 1982 from British Gas and was appointed I.T. Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999. He was appointed Group Director (UK Operations) on 1 January 2001 and he became Group Executive Director (UK) on 17 March 2006. He is an ABI Board Director.

9. John Pollock
Group Director (Product & Corporate). Aged 47. He joined Legal & General in 1980 on graduating from Strathclyde University. He worked in I.T. and customer services before taking responsibility, in 1994, for the employed sales force. In 1998, after two years as Managing Director, Legal & General Asia, he was appointed Director, UK Operations, running the large service units in Hove and Cardiff. He was appointed to the Board on 11 December 2003.

10. Dr Ronaldo Schmitz
Independent, non-executive director. Aged 67. He was appointed in October 2000. He is a member of the Remuneration and Nominations Committees. He is a non-executive director of GlaxoSmithKline Plc, Rohm & Haas Co. and the Cabot Corporation. He was formerly a director of Deutsche Bank AG.

11. Henry Staunton
Independent, non-executive director. Aged 57. He was appointed in May 2004. He is Chairman of the Audit Committee and a member of the Nominations Committee. He was appointed to the Board in May 2004. He will shortly stand down as Finance Director of ITV Plc. He was appointed a non-executive director of Standard Bank Plc in December 2005. He was formerly a non-executive director and Chairman of Ashtead Group PLC and a non-executive director of Emap Plc.

12. James Strachan
Independent, non-executive director. Aged 52. He was appointed in December 2003. He is a member of the Audit, Nominations and Remuneration Committees. He was, until January 2006, Chairman of the Audit Commission. He was previously a Managing Director of Merrill Lynch and before that with Chase Manhattan. He is Chairman of RNID, visiting fellow at the London School of Economics and a Trustee of Somerset House.

13. Sir David Walker
Vice Chairman, Senior Independent Director and Chairman of the Remuneration Committee. Aged 66. He was appointed in March 2002. He is also a member of the Nominations Committee. He is a Senior Adviser to Morgan Stanley. He is a former Chairman of Morgan Stanley International Limited and the London Investment Banking Association. He was previously an executive director of the Bank of England, Chairman of the Securities & Investments Board and a Deputy Chairman of Lloyds Bank.


7
6
13
10
8
4
11

Contents

The Board of Legal & General Group Plc is committed to high standards of corporate governance. It supports the Combined Code on Corporate Governance, published in July 2003, which is appended to the UK Listing Rules ('the Code'). The Code sets out standards of good practice for UK listed companies.

This section of the Annual Report, together with the Directors', Remuneration and Nominations Committee Reports, explains how Legal & General complies with the principles and relevant provisions of the Code.

The Board and Management

The Board of Legal & General Group Plc is collectively responsible for determining the strategic direction of the Group and for ensuring that Legal & General meets its obligations to shareholders. During 2005, the Board met 11 times and also held a separate strategy day. At each Board meeting, the directors receive a detailed briefing from a senior manager on an important business issue. This is designed not only to help non-executive directors develop a thorough understanding of key issues facing Legal & General but also to allow non-executive directors to build working relationships with senior managers below Board level. The Board has a formal schedule of matters specifically reserved to it including decisions on strategic issues, capital expenditure and material contracts. In addition, the Board regularly reviews major projects, considers operating and financial issues and monitors performance against plan.

The Board delegates responsibility for the management of the Company to the Group Chief Executive who is supported by the executive directors and heads of specialist functions. Throughout 2005, the Group Chief Executive chaired the Management Committee, which consists of all executive directors, the Resources and International Director, and the Group Secretary.

The Chairman, in conjunction with the Group Secretary, ensures that the Board receives the information it needs to discharge its duties.

Board Structure

Throughout 2005, the Board consisted of 14 members, of which eight (including the Chairman) were non-executive directors and six (including the Group Chief Executive) were executive directors. A full list of the directors holding office during 2005 and their attendance record appears on page 32.

Sir David Prosser retired as a director and Group Chief Executive on 31 December 2005. On 1 January 2006, he was succeeded by Tim Breedon, formerly Group Director (Investments). As a consequence, the number of executive directors (including the Group Chief Executive) has reduced to five. This change to the Board's composition has been achieved without any undue disruption. Biographies of directors holding office on 1 January 2006 appear on pages 26 and 27.

Throughout 2005, the majority of directors were non-executive, all of whom (with the exception of the Chairman) the Board has determined to be independent in character and judgement. Their diverse business experience and wide range of skills enable them to make a significant contribution at meetings of the Board and its Committees. Their remuneration consists only of fees and they do not participate in any performance related pay arrangements. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office and at the Annual General Meeting (AGM).

The Chairman holds at least two meetings a year with the non-executive directors without executive directors being present.

The Board has agreed a clear division of responsibilities between the Chairman and the Group Chief Executive. The roles of the Chairman, Group Chief Executive and directors are clearly defined so that no single individual has unrestricted powers of decision.

The Chairman, Rob Margetts, is responsible for leadership of the Board and for ensuring effective communication with shareholders. In October 2005, following the recommendation of the Nominations Committee, the Board approved an extension to the Chairman's tenure, to ensure continuity following the change of Group Chief Executive, until the AGM in 2008. As part of its regular evaluation, (see below) the Board considers the Chairman's availability and his capacity to undertake his role, against the background of his other commitments. The Board remains satisfied that the Chairman continues to be able to fulfil the normal time commitments required of his role and has the personal commitment and capacity to make himself available when unforeseen circumstances arise.

The Group Chief Executive is responsible for the day to day management of the Group and implementation of the strategy approved by the Board.

Sir David Walker, Vice Chairman, is the senior independent director. The senior independent director is available to shareholders if they have concerns which cannot be resolved through the usual channels. He also acts as a point of contact between the Chairman and the non-executive directors, if required.

The Group Secretary, through the Chairman, is responsible for advising the Board on all governance matters and for ensuring good information flows within the Board. All directors have access to the advice and services of the Group Secretary as well as external advice, as required, at the expense of the Group.

Board Evaluation

The Board and its directors participate in an annual evaluation process, the aim of which is to assess the effectiveness of the Board's collective performance as well as the contributions of individual directors. As in previous years, the 2005 process was facilitated by an external consultant from the London Business School. All members of the Board participated in the 2005 process, which was divided into two parts. Part 1 assessed the effectiveness of the Board as a whole while Part 2 considered individual performance. The assessment took the form of a detailed questionnaire followed by individual interviews.

The findings of Part 1 were provided to the Board in the form of a report prepared by the external facilitator. Overall, there was a high level of satisfaction with the way in which the Board functions. Actions arising out of the evaluation process were implemented by the Board in the course of the year.

Feedback on individual performance was delivered to directors in 1:1 meetings with the Chairman. In the case of the Chairman, feedback was delivered by the senior independent director.

In addition to the Board evaluation, executive directors are also subject to an annual appraisal and to regular review of their performance by the Group Chief Executive.

Separate evaluations are carried out to assess the effectiveness of the Audit and Remuneration Committees.

Appointments to the Board

Appointments to the Board are the responsibility of the Board as a whole on the recommendation of the Nominations Committee.

During 2005, a formal and rigorous process took place to identify a successor to Sir David Prosser. The Nominations Committee appointed a sub-committee to oversee the process for the selection of the new Group Chief Executive. An outline of the selection process appears in the Report of the Nominations Committee (see page 45).

All directors are subject to election by shareholders at the first AGM after their appointment and, thereafter, are subject to re-election once every three years.

The removal and appointment of the Group Secretary are reserved to the Board. On 1 August 2005, the Board approved the appointment of Claire Davies as Group Secretary following the resignation of David Binding.

Induction and Training
New directors participate in a formal induction programme tailored to their individual needs. The induction programme is designed to give directors an understanding of Legal & General, its business and the markets in which it operates. Introductory visits are arranged to Company sites and with key suppliers and stakeholders. All directors are required to maintain and develop their knowledge throughout their period of office. As part of its continuing training programme, Legal & General runs occasional training events solely for directors. In addition, all directors are invited to participate in Legal & General's educational and business awareness seminars for senior management. Recent sessions include Market Abuse and the new Disclosure Regime, the Turner Report and Business Ethics.

Relations with Shareholders
The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of the Listing and Disclosure Rules.

The Board regards the AGM as an important opportunity to communicate directly with private investors. Board members, including the chairmen of the Remuneration, Nominations and Audit Committees, attend the meeting and are available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the AGM.

Board Committees
The Board has a number of standing committees:

- Audit Committee
- Corporate Social Responsibility Committee
- Disclosure Committee
- Group Risk and Compliance Committee
- Nominations Committee
- Remuneration Committee

Audit Committee
The Audit Committee is chaired by Henry Staunton. Other members are Barrie Morgans, Frances Heaton, and James Strachan, all of whom are independent non-executive directors. It met four times during the year to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies, and on the control of its financial and business risks.
- Review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response; and
- Make recommendations on the appointment and remuneration of the external auditors and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with the executive directors and management, as well as privately with both external and internal auditors. The Chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings. The Report of the Audit Committee is set out on pages 43 to 44.

Corporate Social Responsibility Committee
The Corporate Social Responsibility (CSR) Committee's work is directed by Legal & General's CSR Guiding Principles which reflect Legal & General's commitment to its stakeholders and the environment. It is chaired by Tim Breedon, Group Chief Executive. The other members are senior managers within the business and an Amicus representative.

Disclosure Committee
The Disclosure Committee was established during 2005 to advise the Board on the management and disclosure of insider information in accordance with the requirements of the Listing and Disclosure Rules. The Disclosure Committee is chaired by the Group Financial Controller and comprises the heads of specialist functions. It meets when circumstances dictate.

Group Risk and Compliance Committee (GRCC)
The GRCC meets monthly and is chaired by the Group Chief Executive. All executive directors are members. In addition, senior managers drawn from across the Group are regular attendees. The Chairman of the Audit Committee also attends its meetings. Its primary role is to ensure there are appropriate processes in place across the Group to identify, assess, monitor and control critical risks facing the Group, including regulatory risks. It reports regularly to the Group Board and its minutes are available to the Audit Committee.

Nominations Committee
The Nominations Committee is chaired by the Chairman of the Board. All non-executive directors are members. It is responsible for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its committees, and the requirements of good corporate governance. The Report of the Nominations Committee is set out on page 45.

Remuneration Committee
The Remuneration Committee is responsible for setting the Group's remuneration strategy and policy. It is chaired by Sir David Walker, Vice Chairman and senior independent director. The other members are Beverley Hodson, Ronaldo Schmitz and James Strachan.

Internal Control
The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management. The performance of internal control systems is reviewed regularly by the Audit Committee, the GRCC and the boards of subsidiary companies.

The Board regularly reviews actual and forecast performance of its businesses compared with their one year plans, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive Directors are required to confirm compliance with these policies throughout the year. The results of this confirmation process are reported to the Audit Committee.

The Chairman and Group Chief Executive oversee the policies for employee selection, assessment and development and they have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed by the Board. The Group seeks to conduct business in accordance with ethical principles and there is guidance for employees on the standards required.

The arrangements for establishing policies in respect of the key risks to the Group are set out below.

Review of Internal Control
The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls, and risk management. Established procedures, including those already described, are

in place to comply with the Combined Code. The Board assesses the effectiveness of internal control systems on the basis of:

- Regular reports by management to their main operating boards, and the Audit Committee, on the adequacy and effectiveness of internal control systems and significant control issues;
- The GRCC's review of the continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives;
- Compliance reports and presentations from the Director, Compliance, on at least a quarterly basis; and
- Presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Group. The GRCC's review of the significant risks to the Group includes these matters. The work of the Corporate Social Responsibility Committee, which is chaired by the Group Chief Executive, is set out on pages 22 to 25.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, internal control systems.

The results of the ongoing monitoring of financial, operational and compliance controls, and the risk management process, are reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the year.

Internal Audit

Internal Audit advises management on the extent to which systems of internal control are adequate and effective to manage business risk, safeguard the Group's resources, and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is presented to the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and to the Audit Committee.

Compliance

The Group Compliance function is responsible for oversight of the Group's compliance with regulatory requirements and standards. This encompasses the provision of policy advice and guidance to the regulated firms, oversight of regulated firms' compliance arrangements to assess whether firms have appropriate systems, procedures and controls in place to manage their permitted regulatory activities, and oversight of regulatory risks arising from authorised firms' compliance responsibilities. The Director, Compliance, reports regularly to the Group Board.

Management of Risk

The Group, in the course of its business activities, is exposed to Insurance, Market, Credit, Liquidity, and Operational risks. Overall responsibility for the management of these risks is vested in the Group Board. To support it in this role, a risk framework is in place comprising formal committees, risk assessment processes and risk

Fig 18.

Committee	Role	Membership
Group Capital Committee	To assess the capital requirements (including the risk based capital requirements) of the Group; to monitor the sources of capital available to meet these requirements and oversee the allocation of capital to firms.	Group Chief Executive, Group Director (Finance), Group Director (Product & Corporate), Group Actuary, Actuary (UK)
Counterparty Credit Committee	To set limits for the Group's exposure to any single counter-party failure and to manage exposures within these established limits.	Group Director (Finance), Chief Executive Officer (LGIM), Group Treasurer
UK Asset and Liability Committee (ALCO)	To ensure that assets and liabilities for the UK insurance business are appropriately managed.	Group Director (Finance), Chief Executive Officer (LGIM), Group Actuary, Actuary (UK), Managing Director (Portfolio Managers)
UK Pricing and Insurance Risk Committee	To ensure that products for the UK Group are appropriately designed and priced, that product legal risks are assessed and that appropriate processes are in place to identify, assess, monitor and, where deemed appropriate, reinsure risk.	Group Director (Product & Corporate), Group Actuary, Actuary (UK), Director (UK Finance)
Group Operational Risk Assessment Committee	To ensure consistency in approaches to operational risk management across the Group.	Group Director (Finance) Senior Finance and Risk Managers

review functions. The framework provides assurance that risks are being appropriately identified and managed and that an independent assessment of risks is being performed.

Committee Structure

Oversight of the risk management framework is performed on behalf of the Group Board by its sub-committee, the GRCC.

Fig 18 on page 31 shows the sub committees of the GRCC that are in place. In addition, Risk and Compliance Committees (RCCs) are in place for each of the main operational business units of the Group. These committees are predominantly responsible for the oversight of the management of operational risks and regulation. RCCs formally report both to their operating boards and to the GRCC on a monthly basis. Oversight of the management of risk within the Group's

Board Committees

The number of full Board and Committee meetings attended by each director during the year was as follows:

	Scheduled Board Meetings	Remuneration Committee	Audit Committee	CSR Committee	Nominations Committee	Group Risk and Compliance Committee
Rob Margetts *Non-executive director (Chairman and Chairman of the Nominations Committee)*	11(11)	–	–	–	3(3)	–
Kate Avery *Executive director: Group Director (Retail Distribution)*	11(11)	–	–	–	–	11(12)
Tim Breedon *Executive director: Group Director (Investments)*	11(11)	–	–	4(4)	–	11(12)
Frances Heaton *Non-executive director*	11(11)	–	4(4)	–	3(3)	–
Beverley Hodson *Non-executive director*	11(11)	3(3)	–	–	3(3)	–
Barrie Morgans *Non-executive director (Chairman of the Audit Committee until April 2005)*	8(11)	–	3(4)	–	3(3)	–
Andrew Palmer *Executive director: Group Director (Finance)*	11(11)	–	–	–	–	10(12)
Robin Phipps *Executive director: Group Director (UK Operations)*	11(11)	–	–	–	–	12(12)
John Pollock *Executive director: Group Director (Product & Corporate)*	11(11)	–	–	–	–	11(12)
David Prosser *Executive director: Group Chief Executive*	11(11)	–	–	4(4)	–	12(12
Ronaldo Schmitz *Non-executive director*	8(11)	2(3)	–	–	2(3)	–
Henry Staunton *Non-executive director (Chairman of the Audit Committee from April 2005)*	11(11)	–	3(4)	–	3(3)	–
James Strachan *Non-executive director*	10(11)	2(3)	3(4)	–	2(3)	–
Sir David Walker *Non-executive director (Vice Chairman, Chairman of the Remuneration Committee and senior independent director)*	11(11)	3(3)	–	–	2(3)	–

Figures in brackets indicate the maximum number of meetings in the period in which the director was a Board or Committee member.

In all cases the directors' non-attendance was attributed to either an absence due to illness or an absence previously agreed with the Chairman of the Board or Committee e.g. due to meeting dates changing at short notice. As part of the selection process to appoint the new Group Chief Executive, the Nominations Committee appointed a sub-committee to consider the candidates. The sub-committee met on a number of occasions.

overseas subsidiaries is performed by the Boards of the local holding companies, which provide reports to the GRCC.

Risk Assessment Processes
A continuous Group-wide process is in place formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives. A standard approach is used to assess risks. Senior management and the Risk Review Functions (see below) review the output of the assessments. A Group-wide Risk Assessment process is used to determine the key risks within the Group reported to the GRCC.

Risk Review Functions
Group and firm level Risk Review Functions provide oversight of the risk management processes within the Group. A central risk function is responsible for setting the risk management framework and standards. Risk Review Functions in each of the business operating units manage the framework in line with these standards. Their responsibilities include the evaluation of changes in the business operating environment and business processes, the assessment of these changes on risks to business and the monitoring of the mitigating actions. The Risk Review Functions also ensure that risk committees are provided with meaningful risk reports and that there is appropriate information to assess risk issues.

Details of the categories of risk to the Group and high-level management processes are summarised below. More detailed analysis may be found in pages 63 to 73. The Group has defined policies for the management of its key risks, the operation of which are supported by Risk Review Functions and are independently confirmed by Group Internal Audit. The GRCC reviews and approves these policies.

Insurance Risk
Insurance risk is the risk arising from higher claims being experienced than was anticipated.

Insurance risk is implicit in the Group's insurance business and arises as a consequence of the type and volume of new business written, the concentration of risk in particular policies or groups of policies subject to the same risks.

The Group controls its insurance exposures through policies and delegated authorities for underwriting, pricing and reinsurance. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and to trends. Insurance exposures are further limited through reinsurance.

Market Risk
Market risk is the risk arising from fluctuations in interest and exchange rates, share prices and other relevant market prices.

The investment policies for long term and other businesses have due regard to the nature of liabilities and guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by maintaining capital sufficient to cover the consequences of mismatch under a number of adverse scenarios and by the use of derivatives.

The Group is also potentially exposed to loss as a result of fluctuations in the value of, or income from, assets denominated in foreign currencies. Balance sheet foreign exchange translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Group Board, which allows between 25% and 75% of net foreign currency assets to be hedged.

Credit Risk
Credit risk is the risk that the Group is exposed to loss if another party fails to perform its financial obligations to the Group.

Credit risk is not sought in its own right. However, the investment of shareholders' and policyholders' monies requires credit risks to be taken. Exposure to credit risk also arises in the reinsurance of insurance contracts. Credit risk is managed through the setting and regular review of detailed counterparty credit and concentration limits. Compliance with these limits for investment and treasury transactions is monitored daily.

Liquidity Risk
Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due or can secure them only at excessive costs.

A degree of liquidity risk is implicit in the Group's businesses. Liquidity risk arises as a consequence of the uncertainty surrounding the value and timing of cash flows. The Group's Treasury function manages liquidity to ensure the Group maintains sufficient liquid assets and standby facilities to meet a prudent estimate of its net cash outflows.

Operational Risk
Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events.

The Group identifies and assesses operational risk as part of its continuous risk assessment processes. RCCs ensure that appropriate policies and procedures are in place for these risks and that they are properly controlled. There are detailed procedures covering specific areas of operational risk.

Contagion Risk
The occurrence of a risk in one part of the Group may result in contagion risk elsewhere in the Group. Such matters are assessed and monitored by the GRCC.

Prudential Regulations of Insurance Business
Most of the activities of the Group relate to the businesses which are subject to prudential regulation and require management to operate in a sound and prudent manner. In the UK, the Financial Services and Markets Act 2000 (the Act) established the Financial Services Authority (FSA) as the regulator for most Group operations. The Act, in particular, requires long term insurance business to be written within long term insurance funds, for which the actuaries appointed under the Act have certain legal accountabilities. These actuaries are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the FSA. The actuaries have access to their boards and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The FSA receives a copy of these reports, which are also subject to audit and overall peer review.

Going Concern
The directors have prepared the financial statements on the going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Compliance with the Code
For the year ended 31 December 2005, the Company believes it complied with all principles and provisions of the Code to the extent that they applied to Legal & General Group Plc, except for the publication of proxy votes at the Annual General Meeting (AGM). In order that shareholders present were aware of other shareholders' voting intentions, the details of proxy votes were distributed immediately prior to the AGM.

Dear Shareholder,
I am pleased to present the Remuneration Committee's report on Directors' remuneration for 2005. This year, we have made a number of additions to the report, which provide greater transparency on Legal & General's remuneration policy and objectives. In particular, we have added new detail on the relative weighting of salary and performance-related pay for executive directors, on bonuses, and on pay below Board level.

As always, a resolution to vote for the Directors' remuneration report will be put to the Annual General Meeting (AGM). I hope that you will support this resolution.



Sir David Walker
Chairman of the Remuneration Committee

Directors' Report on Remuneration
The report of the Remuneration Committee has been prepared in accordance with Schedule 7A to the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002). It also describes the Group's compliance with the Combined Code of Corporate Governance in relation to remuneration.

Remuneration Committee
All the members of the Committee are non-executive directors and are independent of the Group. The Committee is chaired by Sir David Walker. The other members are Beverley Hodson, Ronaldo Schmitz and James Strachan. By invitation the meetings are also attended by the Group's Chairman and the Group Chief Executive. The Resources & International Director, Gareth Hoskin, attends as the executive responsible for advising on remuneration policy. No person is present during any discussion relating to their own remuneration.

The remuneration strategy, policy and approach for all staff are reviewed annually by the Committee. The Committee considers the policy in relation to senior executive remuneration in the context of remuneration structures across the Group as a whole. All share schemes are established and monitored by the Committee. The Committee makes recommendations to the Board each year in respect of the chairman and executive directors' remuneration. In March 2006, the recommendations were all accepted. The terms of reference of the Remuneration Committee are available on the Company's website or on request.

During 2005, the Remuneration Committee appointed New Bridge Street Consultants LLP ("NBSC") as independent advisers to the Committee. NBSC does not provide any other services to the Company, other than remuneration advice. The terms of engagement between the Company and NBSC are available on request.

During the year the Remuneration Committee undertook a formal review of its own effectiveness and is satisfied that it had been operating as an effective Remuneration Committee meeting all applicable regulatory requirements.

Remuneration Policy
The Group's approach to remuneration policy is broadly consistent for all employees and is designed to support recruitment, motivation and retention. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The policy for the majority of employees continues to be to pay around the relevant mid-market level with a package designed to align the interests of employees with those of shareholders and with a proportion of total remuneration dependent upon performance. Management work in partnership with our trades union, Amicus, to ensure our pay policies and practices are free from unfair bias. This is monitored by an annual equal pay audit. The policy for executive directors is described in more detail below.

Remuneration Policy for Non-Executive Directors
Non-executive directors are appointed for a period of three years. Their performance is reviewed annually. They may be re-appointed for a further three years and, if considered appropriate and depending on performance, a final period of three years. Their dates of appointment are shown in their respective biographies on pages 26 to 27. Fees for the non-executive directors are determined by the Group Board, based on a range of external information and advice set within the aggregate limits contained in the Articles of Association.

The fees for the non-executive directors during 2005 are outlined below.

The Chairman receives a single fee of £300,000 per annum. Other non-executive directors receive a base fee of £60,000. An additional fee of £40,000 is payable for the joint role of Chairman of the Remuneration Committee and Vice Chairman. An additional fee of £20,000 is payable to the Chairman of the Audit Committee. These additional fees reflect the responsibility and time commitment required of these roles.

It is expected that non-executive directors will use 50% of their fees, after UK tax, to buy Legal & General shares, to be retained by them for their remaining period of office. There is no remuneration other than these non-pensionable fees except where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities.

Remuneration Policy for Executive Directors
The remuneration of the Group's executive directors comprises salary, participation in an annual bonus plan (paid partly in cash and partly in deferred shares) and the Group's Performance Share Plan (PSP), which is a long term incentive plan, plus pension and ancillary benefits. The variable elements of pay (i.e. the annual bonus plan and PSP) are designed to provide a strong alignment of interest between the individual and the shareholders through providing rewards which are linked to the generation of superior returns to shareholders and strong financial performance, and by encouraging executives to build and maintain a significant holding of shares in the Company.

The chart illustrates the relative proportion of the executive directors' remuneration package which is based both on short term and long term performance, as compared with base salary, which demonstrates that a significant proportion of pay is performance related.

When setting remuneration, regard is paid to levels of pay in individual market comparators, related to job size, function and sector, and individual and company performance. Data is obtained from a variety of independent sources (including NBSC, Towers Perrin, Watson Wyatt, Monks, which is part of PricewaterhouseCoopers our auditors and McLagan). Where possible, the practice is to use at least two independent sources of information for each individual role.

The market against which the remuneration for the executive directors is measured is primarily the FTSE 100, with special reference to companies in the UK financial services sector.

Proportion of Base Salary vs Performance Related Remuneration (%)


Chief Executive
Other executive directors
Salary
Target bonus
Expected value of long term incentive plan

SUMMARY OF KEY FEATURES OF EXECUTIVE DIRECTORS' REMUNERATION

Element of remuneration package	Purpose	Policy	Summary of how operates
Base Salary	• Help recruit and retain key employees • Reflect the individual's experience and role within the Group	• To pay at around the mid-market relative to the FTSE 100, with particular regard to other relevant financial institutions • Regard given to individual skills and experience • In specific circumstances (e.g. new appointment) may set salaries below mid-market, with a view to reaching mid-market level within two to three years	• Paid monthly in cash • Normally reviewed annually and fixed for the 12 months commencing 1 January
Annual Bonus	• Incentivise executives to achieve specific, pre-determined goals over a short term period • Reward on-going stewardship and contribution to core values • Deferred element, awarded in shares provides a retention element	• Maximum bonus potential set by reference to market comparators (currently 96% of base salary) • Percentage of bonus deferred and awarded in shares	• All executive directors have an objective related to Group profits, plus individual divisional and personal targets • Bonus out-turn determined by the Remuneration Committee after year end, based on targets which were set for the year • Normally, 62.5% of the bonus paid in cash and 37.5% paid in Deferred Shares to be held for three years
Performance Share Plan	• Incentivise executives to achieve superior returns to shareholders • Align interests of executives and shareholders through building a shareholding • Retain key executives over three year performance period	• Basic awards of shares made annually, with vesting conditional on relative shareholder return measured over the three subsequent years • Maximum annual grant of basic award is 50% salary, actual basic award levels determined by individual performance • Maximum amount which may vest is four times basic award (i.e. 200% of salary) and the minimum which may vest is nil	• Vesting condition measures Legal & General's Total Shareholder Return (TSR) versus the FTSE 100 • The basic award of shares vest if TSR is at median, with four times the basic award vesting if Legal & General is ranked at the twentieth percentile. No awards vest below median
Pension	• Reward sustained contribution	• Provide competitive post-retirement benefits • No compensation for public policy or tax changes	• Participation in a Group pension scheme • Accrue benefits according to length of service up to retirement • The Company is seeking to make the effect of pension regulation changes cost-neutral
Share Ownership Guidelines	• To align the interests of executive directors and shareholders	• The Group Chief Executive is required to build and maintain a shareholding of 200% of base salary and, for other executive directors, 100% of base salary	• Executives expected to retain shares acquired through the vesting of shares under the Group's share incentive plans. Existing shareholdings and shares acquired in the market are also taken into account

Remuneration Policy for Other Senior Executives

The remuneration policy for senior executives below Board level is consistent with that followed at executive director level. There are 17 executives in the UK whose salaries are between £150,000 and £225,000.

Salary Range	Number of Executives
£150,000 – £175,000	11
£176,000 – £200,000	3
£201,000 – £225,000	3

The total salaries of these executives is £3,014,538.

Salary

The policy is to pay salaries around the mid-market level for the individual performance within the context of the relevant market for the job. However, when setting salaries, individual judgement is exercised by the Committee, having regard to individual experience and responsibility. Accordingly, particularly when a new appointment is made, salary levels may be set at a lower level than the mid-market position, with a view to increasing towards this position over the two to three years following promotion. This approach is being followed in the case of Tim Breedon's recent appointment to the role of Group Chief Executive.

Salary is the only pensionable remuneration and it is normally reviewed annually with effect from January.

The base salaries for the executive directors for the financial year beginning on 1 January 2006 are as follows:

Tim Breedon	£675,000
Kate Avery	£320,000
Andrew Palmer	£415,000
Robin Phipps	£425,000
John Pollock	£280,000

Annual Bonus

The maximum annual bonus potential for the executive directors remains at 96% of salary, of which a maximum of 60% of salary may be paid in cash, with the balance being paid in shares under the Share Bonus Plan described below. This maximum deferred will only be exceeded in exceptional circumstances.

The level of bonus payable for on-target performance is based on the mid-market bonus levels for the job in comparator companies. This remains at 80% of salary for the Group Chief Executive (of which a maximum of 50% is payable in cash and 30% in deferred shares), and for the other executive directors it is 64% salary (comprising 40% cash and 24% deferred shares).

Prior to becoming Group Chief Executive, Tim Breedon was Group Director, Investments and his target cash bonus at this time was 75% of salary, reflecting market practice within the investment management industry. He was also eligible to receive deferred shares worth up to 36% of salary. These bonus arrangements changed to those set out in the paragraph above in January 2006 when Tim Breedon assumed the role of Group Chief Executive. The executive directors' bonuses are based on a variety of targets, including Group European Embedded Value (applicable to all directors), performance of the business unit for which the individual is responsible (where applicable), and personal targets. The bonus which results from the delivery of these objectives will be reviewed by the Committee based on its view of the executive's overall performance and regulatory compliance.

The deferred bonus scheme used for 2005 performance was the Share Bonus Plan. The Plan grants conditional shares which are held in a trust for three years during which time dividends are paid. It is a deferred bonus scheme with awards designed to encourage employee retention based on annual performance. It is not a long term incentive plan and there are no performance conditions for release. The usual award is up to 60% of the cash bonus, i.e. 37.5% of the total bonus. Shares are not normally released if the executive leaves the Group's employment. The value of the shares awarded to directors is reported in the year of performance. The maximum award is 36% of salary.

The chart overleaf summarises the key features of the bonuses for each executive director.

EXAMPLES OF EXECUTIVE DIRECTORS' TARGETS

	% weighting of total bonus					
	Group Achieved Profits	Other Group Financial Targets	Other Group Targets	Divisional Financial Targets	Other Divisional Target	Example targets
Tim Breedon	20%	60%	20%			Deliver return to shareholders, achievement of Group Plan
Kate Avery	20%			30%	50%	Deliver distribution strategies, General Insurance business growth, stakeholder satisfaction
Andrew Palmer	20%	10%	70%			Manage Group external financial reporting, manage capital requirements, execute strategic projects, monitor and strengthen the control environment
Robin Phipps	20%			20%	60%	Deliver UK Operations sales and Value Added targets, manage regulatory risk and compliance requirements, develop retail savings and protection products
John Pollock	20%			30%	50%	Deliver product pricing strategies, deliver Pensions Simplification programme and deliver customer experience targets

Performance Share Plan
Executive directors are entitled to participate in the Group's Performance Share Plan (PSP), which is the only long term incentive arrangement available to senior executives in the Group. The PSP was approved by shareholders in 2004.

Under the PSP, basic awards of shares are made to top managers based on individual performance. The committee reviews the quantum of basic awards made each year to ensure that it is in line with the market. The maximum annual basic award in 2005 and 2006 was 50% of salary.

The number of shares which vest is dependent on Legal & General's Total Shareholder Return (TSR) compared with that of the other FTSE 100 companies at the date of award measured over a fixed three year period. The basic award will lapse if Legal & General's TSR is ranked below median at the end of the three year period.

If the TSR is at median then the basic award will vest and be transferred to the executives. They will receive four times the basic award if Legal & General is ranked at the 20th position or above at the end of the three year period, with the amounts reducing on a pro rata basis between 20th position and median.

The FTSE 100 is considered the most appropriate comparator group as the Company is a member of this index and there is no reasonable industry grouping for comparison. The TSR performance conditions are independently reviewed by NBSC.

Additionally, the Committee assesses whether the underlying performance of the Company is acceptable against a number of parameters which, for the grant to be made in April 2006 in respect of 2005 performance, will be market share, partnerships gained and maintained, cost constraint, capital management and shareholder perception.

Dilution Limits
The PSP and the Share Bonus Plan operate with market purchased shares which are held in an Employee Benefit Trust. The Company's all-employee plans may be satisfied using either new-issue or market purchased shares.

The Company's all-employee plans and the now closed Executive Share Option Plan operate within the ABI's dilution limit of 5% in 10 years for executive schemes and all its plans operate within the 10% in 10 years limit for all schemes. As at 31 December 2005, the Company had 4.16% share capital available under the 5% in 10 years limit, and 8.48% share capital available under the 10% in 10 years limit.

Share Ownership Guidelines
In order to align further the interests of the executive directors and the shareholders, the executive directors are required to build a significant personal shareholding in the business. The Group Chief Executive is expected to build a holding of shares valued at twice salary while the other executive directors are expected to build towards a holding valued at one times their salary.

Although not contractually binding, the Remuneration Committee retains the discretion to withhold future grants under the PSP if executives do not comply with the Guidelines.

Five Year Total Shareholder Return
The chart below shows the value, as at 31 December 2005, of a £100 investment in Legal & General shares on 31 December 2000, compared with £100 invested in the FTSE 100 on the same date.

Five Year Total Shareholder Return[1]



125
100
75
50
25
0
2000
2001
2002
2003
2004
2005
FTSE 100
Legal & General

1. Rebased 31 December 2000 = 100
Source: Datastream (Thomson Financial)

REMUNERATION OF RETIRING CHIEF EXECUTIVE

	2004	2005	2006
Salary	£715,000	£750,000	No review for the period from 1 January 2006
Cash Bonus	Determined as usual at February 2005 Remuneration Committee	Determined as usual at March 2006 Remuneration Committee. Amount enhanced by 60% as no Share Bonus Plan or PSP	None
Share Bonus Plan	As for other executive directors at February 2005 Remuneration Committee. Released on retirement in March 2006	None	None
Share Bonus Plan with performance conditions	At 50% of the executive director Performance Share allocation at February 2005 Remuneration Committee. Released on retirement in March 2006 if Legal & General TSR beats median of FTSE 100	None	None
PSP/Executive Share Option Scheme	No allocation	No allocation	No allocation
Pension	Final salary scheme to normal retirement date at 26 March 2004. No replacement or supplement thereafter	No replacement or supplement	No replacement or supplement

Group Chief Executive
The table above shows the approach taken towards the remuneration of the retiring Group Chief Executive during the final two years of his employment.

Benefits
Other benefits for executive directors provided by the Group are:
- pension scheme;
- car allowance;
- medical insurance; and
- staff discounts. Legal & General products can be acquired by executive directors on the terms available to other members of staff.

Pensions
Each of the executive directors participates in the Group Defined Benefit Pension plan, details of which are given on page 42.

In responding to the Government's changes to pensions legislation and, in particular, the introduction of a lifetime allowance, the Remuneration Committee was mindful that the Company's policy is not to compensate for public policy or tax changes. Accordingly, for those executives who elect for primary protection and, therefore, remain in the company pension scheme, there has been no change to their remuneration package, despite their potential additional personal tax burden. For those executives who elect for enhanced protection, they may opt out of the Company pension scheme for the purposes of future accruals. The Company does not offer any other unapproved pension promises, funded or unfunded. Instead of earning pension entitlements in respect of their employment after 6 April 2006, those executives who opt out of the defined benefit scheme and elect for enhanced protection are eligible for a non-bonusable cash supplement, up to 35% of base salary, which is set at a level to ensure that the cost to the Company does not increase.

All-Employee Share Schemes
There are share schemes for all UK employees. Executive directors participate on the same terms as all UK employees in the Save As You Earn share option scheme, the Company Share Option Plan and the Employee Share Plan, which are all approved by HM Revenue & Customs.

DIRECTORS' REMUNERATION FOR FINANCIAL YEAR ENDED 31 DECEMBER 2005[1]

				Annual Bonus		Total	
	Salary/fees £'000	Benefits £'000	Expenses £'000	Cash £'000	Deferred £'000	**2005 £'000**	2004 £'000
Executive:							
Kate Avery[2]	300	49	–	150	90	**589**	522
Tim Breedon	500	20	–	400	180	**1,100**	779
Andrew Palmer	400	20	14	204	122	**760**	665
Robin Phipps	400	20	–	220	132	**772**	703
John Pollock	245	19	–	125	75	**464**	364
Sir David Prosser[3]	750	21	12	720	–	**1,503**	1,420
	2,595	149	26	1,819	599	**5,188**	4,453
Non-executive:							
Frances Heaton	60	–	1	–	–	**61**	60
Beverley Hodson	60	–	2	–	–	**62**	61
Rob Margetts	300	–	–	–	–	**300**	300
Barrie Morgans	67	–	–	–	–	**67**	78
Ronaldo Schmitz	60	–	4	–	–	**64**	60
Henry Staunton	73	–	–	–	–	**73**	40
James Strachan	60	–	–	–	–	**60**	60
Sir David Walker	100	–	–	–	–	**100**	87
Former non-executive:							
Bernard Asher	–	–	–	–	–	**–**	30
Tim Parker	–	–	–	–	–	**–**	30
	3,375	149	33			**5,975**	5,259

No directors received any compensation for loss of office.

1. The information in this table has been audited by the independent auditors, PricewaterhouseCoopers LLP.
2. Kate Avery is capped at the statutory limit for pension contributions, £102,000 for 2004/5 and £105,600 for 2005/6, and receives a cash allowance of 15% of salary above these earnings. From 6 April 2006 (A-day) onwards, together with 16 other senior managers, her uncapped pay will be pensionable for future accruals only and the cash allowance will cease.
3. Due to Sir David Prosser's retirement in March 2006, no element of his bonus was deferred but was paid in full as cash.

DIRECTORS' SHARE INTERESTS

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the Employee Share Plan, Share Bonus Plan (2005 onwards) and Restricted Share Plan in previous years but not vested, are shown below. These exclude unvested awards made by the Company under the Share Bonus Plan (pre 2005) and the Performance Share Plan.

	31 December 2005	1 January 2005[1]		31 December 2005	1 January 2005[1]
Kate Avery	**450,625**	**361,913**	Robin Phipps	**966,830**	**887,676**
Tim Breedon	**814,126**	**688,932**	John Pollock	**250,709**	**203,529**
Frances Heaton	**62,885**	**40,115**	Sir David Prosser	**2,654,305**	**2,349,191**
Beverley Hodson	**62,972**	**47,502**	Ronaldo Schmitz	**70,246**	**54,776**
Rob Margetts	**385,527**	**305,292**	Henry Staunton	**78,879**	**60,365**
Barrie Morgans	**104,379**	**73,645**	James Strachan	**47,396**	**30,238**
Andrew Palmer	**561,460**	**483,728**	Sir David Walker	**187,134**	**126,447**

1. Or date of appointment if later

SHARE OPTIONS[1]

Options awarded to executive directors under the Company Share Option Plan (CSOP) and Executive Share Option Scheme (ESOS) or acquired under the Company's Save As You Earn/Share Option (SAYE) scheme comprise:

MOVEMENTS IN YEAR

		Share options 1 Jan 2005	Options (exercised/ lapsed) granted	**Share options 31 Dec 2005**	Exercise price (pence)	Earliest exercise date	Latest exercise date
Kate Avery	(SAYE)	**32,272**		**32,272**	55	1.4.10	30.9.10
	(CSOP)	**545**		**545**	159	11.4.03	10.4.10
	(CSOP)	**19,589**		**19,589**	149	10.4.04	9.4.11
	(ESOS)	**220,430**		**220,430**	149	10.4.04	9.4.11
				272,836			
Tim Breedon	(SAYE)	**11,515**	(11,515)	**–**	82	1.10.05	31.3.06
	(CSOP)	**545**		**545**	159	11.4.03	10.4.10
	(ESOS)	**78,115**		**78,115**	163	23.4.02	22.4.09
				78,660			
Andrew Palmer	(SAYE)	**29,863**		**29,863**	55	1.4.08	30.10.08
	(CSOP)	**545**		**545**	159	11.4.03	10.4.10
	(CSOP)	**19,589**		**19,589**	149	10.4.04	9.4.11
	(ESOS)	**307,710**		**307,710**	149	10.4.04	9.4.11
	(ESOS)	**436,400**		**436,400**	147	10.4.05	9.4.12
	(ESOS)	**700,000**		**700,000**	78	10.4.06	9.4.13
				1,494,107			
Robin Phipps	(SAYE)	**2,493**		**2,493**	76	1.10.07	31.3.08
	(SAYE)	**13,745**		**13,745**	55	1.4.06	30.9.06
	(CSOP)	**545**		**545**	159	11.4.03	10.4.10
	(CSOP)	**19,589**		**19,589**	149	10.4.04	9.4.11
	(ESOS)	**362,260**		**362,260**	149	10.4.04	9.4.11
				400,187			
John Pollock	(SAYE)	**29,863**		**29,863**	55	1.4.08	30.9.08
	(CSOP)	**545**		**545**	158	11.4.03	10.4.10
				30,408			
Sir David Prosser	(CSOP)	**545**		**545**	159	11.4.03	10.4.10
	(CSOP)	**19,589**		**19,589**	149	10.4.04	9.4.11
	(ESOS)	**1,507,810**		**1,507,810**	149	10.4.04	9.4.11
				1,527,944			

- No options lapsed during 2005. As at 31 December 2005, there were 2,994,351 options outstanding for executive directors where the exercise price exceeded the market price of 122p. The range of share price during 2005 was 102.75p to 122p.
- The performance target applying to unvested share options under the ESOS and CSOP is that the Company's TSR performance must be at least at the median relative to the FTSE 100 over a fixed three year period from grant.
- The SAYE scheme is approved by HM Revenue & Customs and has no performance conditions.

The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

GAINS ON THE EXERCISE OF SHARE OPTIONS

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	**Gain 2005 £'000**	Gain 2004 £'000
Tim Breedon	SAYE	11,515	82	114.25	**3**	–
Total					**3**	–

1. The information in these tables has been audited by the independent auditors, PricewaterhouseCoopers LLP.

SHARE BONUS PLAN (PRE 2005)

	Awards granted	Number of shares awarded	Awards vesting during the year	Outstanding awards as at 31 December 2005
Kate Avery	10 April 2003	76,923	–	**76,923**
	8 April 2004	62,500	–	**62,500**
Tim Breedon	10 April 2003	107,692	–	**107,692**
	8 April 2004	112,500	–	**112,500**
Andrew Palmer	10 April 2003	121,154	–	**121,154**
	8 April 2004	87,500	–	**87,500**
Robin Phipps	10 April 2003	123,077	–	**123,077**
	8 April 2004	90,625	–	**90,625**
John Pollock	10 April 2003	42,308	–	**42,308**
	8 April 2004	43,750	–	**43,750**

PERFORMANCE SHARE PLAN

	Awards granted[1]	Base award of shares	Additional awards receivable for stretch performance	Awards vesting[2]	Awards lapsing[2]	Outstanding awards as at 31 December 2005
Kate Avery	10 April 2002	81,825	245,475		81,825	–
	10 April 2003	125,000	375,000			**125,000**
	8 April 2004	120,000	360,000			**120,000**
	7 April 2005	119,734	359,202			**119,734**
Tim Breedon	10 April 2002	95,462	286,386		95,462	–
	10 April 2003	156,250	468,750			**156,250**
	8 April 2004	150,000	450,000			**150,000**
	7 April 2005	158,758	476,274			**158,758**
Andrew Palmer	8 April 2004	170,000	510,000			**170,000**
	7 April 2005	158,758	476,274			**158,758**
Robin Phipps	10 April 2002	109,100	327,300		109,100	–
	10 April 2003	187,500	562,500			**187,500**
	8 April 2004	180,000	520,000			**180,000**
	7 April 2005	168,514	505,542			**168,514**
John Pollock	10 April 2002	20,456	61,368		20,456	–
	10 April 2003	37,500	112,500			**37,500**
	8 April 2004	75,000	225,000			**75,000**
	7 April 2005	93,126	279,378			**93,126**

- In 2006, in respect of performance in 2005, the Remuneration Committee decided that executive directors should be granted performance shares to the following values: Tim Breedon, £337,500; Kate Avery, £150,000; Andrew Palmer, £200,000; Robin Phipps, £200,000 and John Pollock, £122,500.
- For completeness, this table shows the maximum number of shares which could be awarded if awards were to vest in full, rather than the target level of awards as was the case last year.

Notes:
1. These awards vest on the third anniversary of the award date subject to the satisfaction of performance targets as described above.
2. The awards granted on 10 April 2002 reached the end of their performance period during the year. Legal & General was ranked 64th over the three year performance period and, therefore, none of the performance shares vested.

PENSION ENTITLEMENTS[1]

	Age at 31 December 2005	Increase in accrued pension in 2005 £'000	Accumulated accrued pension at 31 December 2005 £'000	Transfer value of accrued benefits at 31 December 2005 £'000	Transfer value of accrued benefits at 31 December 2004 £'000	Increase/ (decrease) in 2005 £'000
Kate Avery	45	2	17	226	181	45
Tim Breedon	47	27	149	2,171	1,603	568
Andrew Palmer	52	13	185	3,154	2,791	363
Robin Phipps	55	14	219	4,166	3,777	389
John Pollock	47	16	111	1,575	1,278	297
Sir David Prosser	61	30	537	12,493	10,849	1,644

1. The information in this table has been audited by the independent auditors, PricewaterhouseCoopers LLP.

The increase in accrued pension during the year excludes any increase for inflation.
Executive directors are entitled on retirement from Legal & General at age 60 and subject to statutory limits to pensions as follows:

- *Andrew Palmer, Robin Phipps and Sir David Prosser: two thirds of their annual salary.*
- Tim Breedon and John Pollock: one sixtieth of eligible salary for each year of service.
- Kate Avery: as Tim Breedon and John Pollock but capped at the statutory limit, £102,000 for 2004/5 and £105,600 for 2005/6. She also receives a cash allowance of 15% of salary above these earnings which is shown in the Directors' Remuneration, table. This will cease after the removal of the cap in April 2006.
- *Following his normal retirement date of 26 March 2004, Sir David Prosser's final pension was deferred under the rules of the scheme and* no further contributions have been made to it by reason of his employment since this date.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. Substantial protection is also offered in the event of serious ill health. This latter benefit has no transfer value in the event of the insured leaving service.

Directors, like all managers, may elect, before its award, to sacrifice all or part of their cash bonus to enhance their pension.

Directors' Loans
At 31 December 2005 and 31 December 2004 there were no loans outstanding made to directors.

Service Contracts
The policy and practice for the notice entitlement of all executive directors is a six month rolling notice period, plus a six months' salary and benefits entitlement on termination. These entitlements will be mitigated and/or spread over the period of notice. Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office. The date of the contract is the appointment date in the section on Directors.

External Appointments
The Company considers that certain external appointments can help to broaden the experience and capability of the executive directors. Any such appointments are subject to annual agreement by the Remuneration Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual. Sir David Prosser received fees of £38,000 plus £7,000 per committee as a non executive director of Intercontinental Hotels Group Plc. Tim Breedon receives £15,000 as a Director of the Financial Reporting Council, Andrew Palmer receives fees of £30,000 as a non executive director of Slough Estates plc and Kate Avery receives fees of £30,000 as a non executive director of Kelda Group plc.

The Directors' Report on Remuneration was approved by the directors on 16 March 2006.

Sir David Walker
Chairman of the Remuneration Committee

Independent Verification Review
On 12 December 2005 Legal & General Group Plc appointed New Bridge Street Consultants LLP (NBSC) as advisors to the Remuneration Committee. In addition, they were asked to verify that the 2005 remuneration practice for Executive Directors followed the Remuneration Policy put to the 2005 Annual General Meeting. In conducting this work, NBSC has reviewed the elements of Executive Director remuneration during 2005, as detailed in the policy statements of the Directors' Report of Remuneration 2004 (DRR 2004). They confirmed that they are satisfied that the remuneration practice during 2005 has been in line with the stated policy set out in the DRR 2004.

Summary of the Role of the Audit Committee

The Audit Committee is appointed by the Board from the non-executive directors of Legal & General Group Plc. It is a Committee of the Board established pursuant to Article 113 of the Articles of Association.

The Audit Committee's terms of reference include all matters indicated by the Combined Code, except the oversight of compliance risks, (including adherence to the Financial Services and Markets Act 2000), which is the direct responsibility of the Board. (The Group Risk and Compliance Committee, which reports to the Group Board and whose minutes are copied to the Audit Committee, supervises the Group's Risk Framework and therefore considers all risks including compliance risk). The terms of reference are considered annually by the Audit Committee and are then referred to the Board for approval.

The primary objective of the Audit Committee is to assist the Board of Directors in fulfiling its responsibilities relating to:

- external financial reporting and associated announcements;
- the independence of the Group's external auditors;
- the resourcing, plans and overall effectiveness of the Internal Audit Department;
- the adequacy and effectiveness of the control environment; and
- the Group's compliance with the Combined Code on Corporate Governance.

The Audit Committee Chairman reports the outcome of meetings to the Board, and the Board receives the minutes of all Committee meetings.

The Audit Committee has unrestricted access to Company documents and information, as well as to employees of the Company and the external auditor.

Composition of the Audit Committee

The members of the Audit Committee are:

	Date of appointment
Henry Staunton	26 July 2004 and appointed Chairman on 27 April 2005
Frances Heaton	14 November 2001
Barrie Morgans	5 March 1998 and resigned as Chairman on 27 April 2005
James Strachan	21 January 2004

Henry Staunton succeeded Barrie Morgans as Chairman of the Audit Committee. Barrie Morgans continued to serve on the Audit Committee throughout 2005 to provide the benefit of his considerable experience of Legal & General and to facilitate a seamless handover to the new Chairman. He will retire as a non-executive director and from the Audit Committee at the conclusion of the AGM on 18 May 2006.

Membership of the Committee is reviewed by the Chairman of the Committee, Henry Staunton, and the Group Chairman, who is not a member of the Audit Committee, at regular intervals. Where necessary, they will recommend new appointments to the Nominations Committee for onward recommendation to the Board. Appointments are for a period of three years and are extendible by no more than two additional three year periods. The Committee is normally comprised of four independent non-executive directors, with a minimum of three members at any time. Three members constitute a quorum.

The Audit Committee structure requires the inclusion of one financially qualified member (as recognised by the Consultative Committee of Accountancy Bodies). Currently both the Audit Committee Chairman and Barrie Morgans fulfil this requirement. All Audit Committee members are expected to be financially literate and to have relevant corporate finance experience.

The Group provides an induction programme for new Audit Committee members and on-going training to enable all of the Committee members to carry out their duties. The induction programme covers the role of the Audit Committee, its terms of reference and expected time commitment by members; and an overview of the Group's business, including the main business and financial dynamics and risks. New Committee members also meet some of the Group's staff. On-going training includes attendance at formal conferences, internal Company seminars and briefings by external advisers.

The Board expects the Audit Committee members to have an understanding of the following areas:

- the principles of, contents of, and developments in financial reporting including the applicable accounting standards and statements of recommended practice;
- key aspects of the Company's operations and risk control framework including corporate policies, company financing, products and systems of internal control;
- matters that influence or distort the presentation of accounts and key figures;
- the principles of, and developments in, company law, sector-specific laws and other relevant corporate legislation;
- the role of internal and external auditing and risk management;
- the regulatory framework for the Group's businesses;
- environmental and social responsibility best practices; and
- current issues pertaining to the above areas.

Meetings

The Audit Committee is required to meet four times per year and has an agenda linked to events in the Group's financial calendar. The agenda is predominantly cyclical and is therefore approved by the Audit Committee Chairman on behalf of his fellow members; each Audit Committee member has the right to require reports on matters of interest in addition to the cyclical items.

The Audit Committee invites the Group Chief Executive, Group Director (Finance), Group Financial Controller, Group Chief Internal Auditor, Group Actuary and senior representatives of the external auditors to attend all of its meetings in full, although it reserves the right to request any of these individuals to withdraw. Other senior management are invited to present such reports as are required for the Committee to discharge its duties.

Overview of the Actions Taken by the Audit Committee to Discharge its Duties

In order to fulfil its terms of reference, the Audit Committee receives and challenges presentations or reports from the Group's senior management, consulting as necessary with the external auditors and the independent actuaries.

The Audit Committee is required to assist the Board to fulfil its responsibilities relating to external financial reporting and associated announcements. The Committee reviewed the interim and annual financial statements, together with the Stock Exchange announcements, having received information on:

- the accounting principles, policies and practices adopted in the Group's accounts;
- changes proposed to those principles, policies and practices;
- significant accounting issues;
- current actuarial issues;
- the level of insurance provisions and reserves;
- litigation and contingent liabilities affecting the Group; and
- potential tax contingencies and the Group's compliance with statutory tax obligations.

The Audit Committee is required to assist the Board to fulfil its responsibilities relating to the adequacy and effectiveness of the control environment and the Group's compliance with the Combined Code. To fulfil these duties, the Committee reviewed:

- the report entitled 'Directors' view on Internal Controls' submitted to the Audit Committee by the Group Risk & Compliance Committee which sets out the framework of risk management, control monitoring, and any control issues that have arisen;
- the minutes of the Group Risk & Compliance Committee meetings;
- the external auditors' annual Internal Control Report;
- Internal Audit reports on key audit areas and significant control environment deficiencies; and
- reports on frauds perpetrated against the Group and current fraud trends.

The Audit Committee Chairman reports back to the Committee on the Group Risk & Compliance Committee meetings which he attends.

During the year the Audit Committee undertook a formal review of its own effectiveness and is satisfied that it had been operating as an effective Audit Committee meeting all applicable legal and regulatory requirements. Further review of the effectiveness of the Audit Committee will be undertaken annually.

External Audit

The Audit Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit. The policy assigns oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements to the Audit Committee, and day to day responsibility to the Group Director (Finance). The policy states that the external auditors are jointly responsible to the Board and the Audit Committee and that the Audit Committee is the primary contact.

The Group's policy on external audit sets out the categories of non-audit services which the external auditors will and will not be allowed to provide to the Group. The policy requires pre-confirmation by the Audit Committee of any non-audit work subject to de minimis levels.

To fulfil its responsibility regarding the independence of the external auditors, the Audit Committee reviewed:

- the changes in key external audit staff in the external auditors' plan for the current year;
- the arrangements for day to day management of the audit relationship;
- a report identifying the number of external audit staff now employed by the Group and their positions within the Group;
- a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest; and
- the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Audit Committee reviewed:

- the external auditors' fulfilment of the agreed audit plan and variations from the plan;
- the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements; and
- the content of the external auditors' Internal Control Report.

To fulfil its responsibility for oversight of the external audit process, the Audit Committee reviewed:

- the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the forthcoming year;
- the external auditors' overall work plan for the forthcoming year;
- the external auditor's fee proposal;
- the major issues that arose during the course of the audit and their resolution;
- the key accounting and audit judgements;
- the levels of errors identified during the audit; and
- the recommendations made by the external auditors in their management letter, entitled The Internal Control Report, and the adequacy of management's response.

As a consequence of its satisfaction with the results of the activities outlined above, the Audit Committee have recommended to the Board that the external auditors are re-appointed.

Internal Audit function

The Audit Committee is committed to supporting Internal Audit and maintaining its ongoing relationship with the department to enable Internal Audit to assist the Committee to fulfil its statutory responsibilities in relation to the adequacy and effectiveness of the control environment and the Group's compliance with the Combined Code.

The Audit Committee is also required to assist the Board to fulfil its responsibilities relating to the adequacy of the resourcing, plans and overall effectiveness of the Internal Audit department. To fulfil all of these responsibilities, the Committee reviewed:

- Internal Audit's terms of reference, reporting lines and access to the Audit Committee and all members of the Board;
- Internal Audit's plans and its achievement of the planned activity;
- the results of key audits and other significant findings, the adequacy of management's response and the timeliness of resolution;
- statistics on staff numbers, qualifications and experience and timeliness of reporting; and
- the level and nature of non-audit activity performed by Internal Audit.

The Group's Whistleblowing Policy contains arrangements for the Group Chief Internal Auditor (GCIA) to receive, in confidence, complaints on accounting, risk issues, internal controls, auditing issues and related matters for reporting to the Audit Committee as appropriate.

The Audit Committee holds private meetings with the external auditors and with the GCIA after each Committee meeting to review key issues within their spheres of interest and responsibility.

The GCIA reports functionally to the Committee and administratively to the Group Director (Finance). The GCIA has a private meeting with the Audit Committee Chairman at least four times during the course of the year and has regular monthly meetings with the Group Chief Executive and the Group Director (Finance) where key risk and controls issues are discussed.

The Chairman of the Audit Committee will be present at the AGM to answer questions, through the Chairman of the Board, on the report on the Audit Committee's activities, matters within the scope of the Audit Committee's responsibilities and any significant matters brought to the Audit Committee's attention by the external auditor.

The Corporate Governance pages of the Legal & General website provide supplementary information including the terms of reference for the Audit Committee, the Group's policy on external audit, and a more detailed explanation of the actions taken by the Audit Committee to fulfil its duties.

The Committee is chaired by the Chairman of the Board and comprises all the non-executive directors. The meetings may be attended by executive directors, as appropriate.

The Nominations Committee leads the process for Board appointments and makes recommendations to the Board.

All members of the Committee are independent, non-executive directors. The Chairman does not chair the Nominations Committee when it is dealing with the appointment of a successor to the Chairmanship, in which case the Committee is chaired by the Senior Independent Director. The Committee met three times during 2005.

Duties

The Committee is responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise. Before making an appointment, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment.

The Committee reviews annually the time required from a non-executive director. The annual performance evaluation is used to assess whether the non-executive director is spending enough time to fulfil his duties.

Candidates from a wide range of backgrounds are considered. The Committee uses external advisers to facilitate searches for potential candidates.

The Committee gives full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and what skills and expertise are therefore needed on the Board in the future.

The Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board and, if appropriate, makes recommendations to the Board. In this respect, the Committee has regard to the results of the annual performance evaluation. The Committee keeps under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace.

Activities

The Committee makes recommendations to the Board on succession for executive directors, the re-appointment of any non-executive director at the conclusion of their specified term of office, any matter relating to the continuation in office of any director at any time and the appointment of any director to executive or other office.

During 2005, the succession process for the Group Chief Executive was led by the Chairman and included the full Nominations Committee, an external recruitment specialist and an expert psychologist.

For the purpose of undertaking interviews of short-listed candidates a group of four members of the Nominations Committee was formed, including the Chairman and the Senior Independent Director.

The full Nominations Committee then assessed the final candidates prior to making a unanimous recommendation to the Board.

Corporate Website

The terms of reference of the Committee, which sets out the role and the authority delegated to it by the Board, are available for inspection at the Company's registered office and can be viewed on the Company's website.

The formal letters of appointment of non-executive directors are also available for inspection at the Company's registered office and can be viewed on the Company's Corporate website, www.legalandgeneralgroup.com.

Principal Activities and Significant Changes
Legal & General Group Plc is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 110. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 7 to 17.

Result for the Year
The profit attributable to equity holders of the Company for the financial year was £944m (2004: £463m profit) and the earnings per share was 14.33p (2004: 6.96p). The consolidated balance sheet on pages 50 and 51 and the consolidated income statement on page 49 show the affairs of the Group as at, and for the year ended, 31 December 2005. An analysis of worldwide gross written premiums is shown on page 78, Note 6(iv).

Dividend
The directors recommend the payment of a final dividend of 3.63p per share. With the interim dividend of 1.65p per share paid on 3 October 2005, this brings the total dividend for 2005 to 5.28p per share (2004: 5.06p), an increase of 4.3%. The final dividend will be paid on 22 May 2006 to members registered at the close of business on 21 April 2006. The cost of the dividend for the year is £331m. The retained profit was £597m.

Directors
A list of the current directors of the Company, together with biographical notes, is shown on pages 26 and 27. All the directors remained in office throughout 2005.

Sir David Prosser resigned as a director of the Company on 31 December 2005.

Barrie Morgans will retire from the Board at the conclusion of the Annual General Meeting (AGM) on 18 May 2006.

The directors retiring by rotation at the AGM are Beverley Hodson, Andrew Palmer and Robin Phipps who, being eligible, offer themselves for re-election.

Andrew Palmer and Robin Phipps have service contracts which are terminable by them or the Company on receipt of no less than six months' written notice. On termination, they would become entitled to six months' salary and benefits.

Beverley Hodson's terms and conditions of appointment are available for inspection at the Company's registered office and at the AGM.

The Directors' Report on Remuneration on pages 34 to 42 provides details of the current incentive schemes, the interests of directors in the share capital of the Company and details of their share options and other long term incentives.

The changes in directors' Share Interests between 31 December 2005 and 16 March 2006 are outlined in the tables below.

The executive directors' share purchases were made pursuant to their participation in the Employee Share Plan:

	3 January 2006	1 February 2006	1 March 2006
Tim Breedon	118	115	111
Kate Avery	118	115	111
Andrew Palmer	117	115	111
Robin Phipps	118	115	111
John Pollock	118	115	111

The non-executive directors acquired shares pursuant to the regular monthly purchase of shares as part of their remuneration.

	3 January 2006	1 February 2006	1 March 2006
Rob Margetts	5,953	5,812	5,601
Frances Heaton	1,181	1,152	1,111
Beverley Hodson	1,181	1,152	1,111
Barrie Morgans	1,181	1,152	1,111
Ronaldo Schmitz	1,181	1,152	1,111
Henry Staunton	1,579	1,541	1,485
James Strachan	1,181	1,152	1,111
Sir David Walker	1,579	1,541	1,485

Secretary
David Binding resigned as Group Secretary on 1 August 2005. Claire Davies was appointed as Group Secretary on the same date.

United Kingdom Employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve an awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn Share Option Scheme, a Company Share Option Plan and an Employee Share Plan, all of which are approved by HM Revenue & Customs. Details of employee share schemes and long term incentives are included in the Directors' Report on Remuneration on Pages 34 to 42.

Purchase of Own Shares
The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 325,371,096 ordinary shares of 2.5p each, having an aggregate nominal value of £8,134,277, being 5% of the issued nominal ordinary share capital as at 31 December 2005. A Special Resolution seeking shareholders' authority is set out in the notice of the AGM in the accompanying Circular to Shareholders.

Share Capital
As at 16 March 2006, the Company had received notifications from Barclays Plc and Aviva Plc of holdings of the Company's issued share capital amounting to 3.99% and 3.02%, respectively.

Resolution 9, set out in the notice of the AGM, will authorise the directors to allot up to an aggregate nominal amount of £8,134,277, being 5% of the total issued capital as at 31 December 2005.

Resolution 10, set out in the notice of the AGM, will authorise the directors to issue further shares up to the equivalent of 5% of the Company's issued share capital as at 31 December 2005 for cash without offering the shares first to existing shareholders by way of

rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 91, Note 30.

Other than the above, the directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without prior approval of the members in general meeting.

Directors' Indemnities

On 3 January 2006, the Company agreed in writing to indemnify each of the directors against any liability incurred by the director in respect of acts or omissions arising in the course of their office. The indemnity only applies to the extent permitted by law. Copies of the Deeds of Indemnity are available for inspection at the Registered Office and at the AGM.

Risk Management and Control

Details of the Company's risk management and control policies are disclosed in Note 3 to the Financial Statements on pages 63 to 73.

Insurance

Legal & General maintains an appropriate level of Directors' and Officers' liability insurance.

Environment

Details of the Group's commitment to environmental issues, as part of its Corporate Social Responsibility programme, are set out on pages 22 to 25.

United Kingdom Donation

During 2004, charitable donations totalling £1.3m (2004: £1.1m) were made. No political donations were made during the year (2004: none).

Payments to Suppliers

The Group agrees terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2005 was 33 (2004: 34).

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the AGM.

On behalf of the Board

Claire Davies
Group Secretary
16 March 2006

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period, and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group; and
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF LEGAL & GENERAL GROUP PLC

We have audited the group financial statements of Legal & General Group Plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the Consolidated Statement of Recognised Income and Expense and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Legal & General Group Plc for the year ended 31 December 2005 and on the information in the Directors' Report on Remuneration that is described as having been audited.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Report on Remuneration, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate Opinion in Relation to IFRSs

As explained in note 1 to the group financial statements, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the group financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
16 March 2006

(a) The financial statements are published on the website of Legal & General Group Plc, www.legalandgeneralgroup.com. The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

For the year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
Revenue			
Gross written premiums	6	**4,084**	3,714
Outward reinsurance premiums		**(406)**	(356)
Net change in provision for unearned premiums		**(6)**	(9)
Net premiums earned		**3,672**	3,349
Fees from fund management and investment contracts		**348**	296
Investment return	7	**26,931**	13,590
Operational income		**38**	4
Total revenue	6	**30,989**	17,239
Expenses			
Claims and change in insurance liabilities		**6,367**	4,298
Reinsurance recoveries		**19**	(17)
Net claims and change in insurance liabilities	8	**6,386**	4,281
Change in provisions for investment contract liabilities		**21,369**	9,789
Acquisition costs		**550**	788
Finance costs		**116**	97
Other expenses	9	**619**	531
Transfers to unallocated divisible surplus		**360**	964
Total expenses	6	**29,400**	16,450
Profit before income tax	10	**1,589**	789
Income tax attributable to policyholder returns	12	**(206)**	(116)
Profit from continuing operations before income tax attributable to equity holders		**1,383**	673
Total income tax expense	12	**(577)**	(303)
Less income tax attributable to policyholder returns	12	**206**	116
Income tax attributable to equity holders	12	**(371)**	(187)
Profit from continuing operations after income tax		**1,012**	486
Profit from discontinued operations	13	**13**	9
Profit from ordinary activities after income tax		**1,025**	495
Attributable to:			
Minority interests	14	**81**	32
Equity holders of the company		**944**	463
Dividend distributions to ordinary equity holders of the company during the year	15	**331**	321
Distributions during the year on subordinated borrowings designated as equity	15	**16**	12
Dividend distributions to ordinary equity holders of the company proposed after the year end	15	**236**	224

		p	p
Earnings per share	16		
Based on profit from continuing operations after income tax attributable to ordinary equity holders		**14.13**	6.82
Based on profit attributable to ordinary equity holders of the company		**14.33**	6.96
Diluted earnings per share	16		
Based on profit from continuing operations after income tax attributable to ordinary equity holders		**13.76**	6.74
Based on profit attributable to ordinary equity holders of the company		**13.95**	6.87

As at 31 December 2005

	Notes	2005 £m	2004 Restated £m
Assets			
Investment in associates	50	**16**	–
Plant and equipment	20	**32**	23
Investment property	21	**5,774**	4,903
Financial investments	22	**176,622**	139,866
Reinsurers' share of contract liabilities	24	**2,779**	2,977
Purchased interests in long term business	25	**25**	24
Deferred acquisition costs	26	**1,375**	1,072
Income tax recoverable	27	**79**	20
Other debtors	28	**1,162**	996
Non-current assets held for sale	13	**–**	733
Cash and cash equivalents	29	**4,001**	2,992
Total assets	6	**191,865**	153,606
Equity			
Share capital	30	**163**	163
Share premium account	30	**908**	907
Treasury shares	30	**(36)**	(27)
Other reserves	31	**34**	38
Retained earnings	32	**3,188**	2,594
Capital and reserves attributable to ordinary equity holders of the company		**4,257**	3,675
Subordinated borrowings designated as equity	40	**394**	394
Capital and reserves attributable to equity holders of the company		**4,651**	4,069
Minority interests	33	**285**	214
Total equity	34	**4,936**	4,283

CONSOLIDATED BALANCE SHEET continued

	Notes	2005 £m	2004 Restated £m
Liabilities			
Subordinated borrowings	40	**415**	–
Participating insurance contracts	35	**13,180**	12,388
Participating investment contracts	36	**7,476**	6,863
Unallocated divisible surplus	37	**1,894**	1,559
Value of in-force non-participating contracts	38	**(379)**	(434)
Participating contract liabilities		**22,171**	20,376
Non-participating insurance contracts	35	**23,152**	20,912
Non-participating investment contracts	36	**135,804**	103,281
Non-participating contract liabilities		**158,956**	124,193
Senior borrowings	40	**1,634**	1,446
Provisions	42	**582**	503
Deferred income liabilities	43	**351**	238
Deferred tax liabilities	44	**492**	295
Income tax liabilities	27	**197**	79
Other creditors	45	**1,303**	984
Net asset value attributable to unitholders		**828**	575
Non-current liabilities held for sale	13	**–**	634
Total liabilities	6	**186,929**	149,323
Total equity and liabilities		**191,865**	153,606

The notes on pages 53 to 118 form an integral part of these financial statements.

The financial statements on pages 49 to 118 and the supplementary financial statements on pages 119 to 131 were approved by the directors on 16 March 2006 and were signed on its behalf by:

Rob Margetts

Rob Margetts
Chairman

Tim Breedon
Group Chief Executive

Andrew Palmer
Group Director (Finance)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2005

	2005 £m	2004 Restated £m
Exchange differences on translation of overseas operations	**20**	(8)
Actuarial losses on defined benefit pension scheme	**(55)**	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**22**	17
Net change in financial investments designated as available-for-sale	**(10)**	(2)
Net expense recognised directly in equity	**(23)**	(36)
Profit from ordinary activities after income tax	**1,025**	495
Total recognised income and expense for the year	**1,002**	459
Attributable to:		
Minority interests	**81**	32
Equity holders of the company	**921**	427

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
Cash flows from operating activities			
Profit from ordinary activities after income tax		**1,025**	495
Adjustments for non cash movements in net profit for the period:			
Realised and unrealised gains on financial investments and investment properties		**(20,962)**	(8,732)
Investment income		**(5,646)**	(4,531)
Interest expense		**116**	97
Income tax payable		**577**	303
Other adjustments		**40**	28
Net (increase)/decrease in operational assets:			
Investments designated as held for trading or fair value through profit or loss		**(16,519)**	(17,591)
Investments designated as available-for-sale		**86**	(147)
Other assets		**(294)**	98
Net increase/(decrease) in operational liabilities:			
Insurance contracts		**3,071**	2,256
Transfer to unallocated divisible surplus		**338**	141
Investment contracts		**33,173**	24,102
Value of in-force non-participating contracts		**55**	(434)
Other liabilities		**536**	183
Cash used in operations		**(4,404)**	(3,732)
Interest paid		**(96)**	(74)
Interest received		**2,967**	2,467
Income tax paid		**(240)**	(94)
Dividends received		**2,576**	1,925
Net cash flows from operating activities		**803**	492
Cash flows from investing activities			
Net acquisition of plant and equipment		**(22)**	(11)
Net proceeds from disposal of Ventures	13	**23**	–
Net proceeds from disposal of Gresham	13	**73**	–
Non-financial investments purchased		**(19)**	–
Net cash flows from investing activities		**55**	(11)
Cash flows from financing activities			
Dividend distributions to ordinary equity holders of the company during the year		**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity		**(16)**	(12)
Proceeds from issue of ordinary share capital		**1**	1
Purchase of treasury shares		**(15)**	(1)
Proceeds from borrowings designated as equity		**–**	394
Proceeds from borrowings		**764**	342
Repayment of borrowings		**(257)**	(358)
Other		**(1)**	(5)
Net cash flows from financing activities		**145**	40
Net increase in cash and cash equivalents		**1,003**	521
Exchange gains/(losses) on cash and cash equivalents		**6**	(2)
Cash and cash equivalents at 1 January		**2,992**	2,473
Cash and cash equivalents at 31 December		**4,001**	2,992

1. ACCOUNTING POLICIES

Basis of Preparation

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Commission (EC) for use in the European Union effective for 2005 year ends. The Group's financial statements also comply with IFRS as issued by the IASB.

In June 2005 the IASB issued an amendment to International Accounting Standard (IAS) 39 'Financial Instruments: Recognition and Measurement' which restricts the use of the fair value option for both assets and liabilities unless certain conditions are met for annual periods beginning on or after 1 January 2006. The Group has early adopted this amendment in these financial statements. The Group has also elected to early adopt the amendment to IAS 19 'Employee Benefits', permitting the recognition of all actuarial gains and losses immediately in equity through the Statement of Recognised Income and Expense (SORIE). The amendments to these standards have been adopted by the EC.

In accordance with IFRS 4 'Insurance Contracts', the Group continues to apply existing accounting policies to its insurance contracts and participating investment contracts, but has the option to make improvements to its policies if the changes make the financial statements more relevant to decision making needs of the users. The Group has elected to make improvements to its accounting policy for participating contracts in the UK by adopting FRS 27 'Life Assurance' issued by the UK Accounting Standards Board (ASB) in December 2004. The ASB has acknowledged the difficulty of applying the requirements of FRS 27 retrospectively and it is the Group's view that it would be impracticable to do so. Therefore only the balance sheet at 31 December 2004 has been restated for the impact of FRS 27. No restatements for FRS 27 have been made to either the IFRS opening balance sheet or the 2004 income statement.

The preparation of the financial statements includes the use of estimates and assumptions that affect items reported in the consolidated balance sheet and income statement and the disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current circumstances and future events and actions, actual results may differ from those estimates, possibly significantly. The significant estimates and assumptions used are disclosed in the relevant notes to these financial statements.

The principal accounting policies adopted in preparing these financial statements are set out below. The accounting policies have been consistently applied to all years presented, unless otherwise stated.

Restatement of Comparatives

After the 2004 Full Year Results were restated under International Financial Reporting Standards, the interpretation of provisions within IAS 32, 'Financial Instruments: Disclosure and Presentation', has required the £400m 5.875% undated subordinated notes to be classified as equity, rather than as a liability. The change in classification has resulted in an increase in reported profit after tax for 2004 of £12m, due to the corresponding reclassification of interest payments as distributions and an increase in total equity of £398m. The comparatives have also been restated for the adjustment of £49m to transfer Gresham discontinued expenses from other expenses to acquisition costs. There has been no impact on the financial statements of the Group's early adoption of the amendment to IAS 39 on the use of the fair value option.

First Time Adoption of IFRS

The Group is required to determine its IFRS accounting polices and apply them retrospectively to establish its opening balance sheet under IFRS. However, IFRS 1 'First-time adoption of International Financial Reporting Standards' allows a number of exceptions and exemptions on adoption of IFRS for the first time. The date of transition to IFRS for the Group is 1 January 2004, as required by IFRS. The disclosure required by IFRS 1 concerning the transition from UK GAAP to IFRS is given in Note 52.

The Group has not taken advantage of the exemption from the requirement to restate comparative information in the first year of adoption of IFRS for IAS 32, IAS 39 and IFRS 4.

The Group has taken advantage of the following exceptions and exemptions as permitted by IFRS 1:

Cumulative translation differences

Cumulative translation differences of foreign operations have not been restated on an IFRS basis. These are deemed to be zero at the date of transition.

Share-based payment plans

The provisions of IFRS 2 'Share-based Payment', have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 January 2005.

Compound financial instruments

The equity components of historic compound financial instruments which were no longer outstanding at the date of transition to IFRS have not been separated.

Business combinations

For business combinations before 1 January 2004 the Group has elected not to apply the provisions of IFRS 3, 'Business Combinations' retrospectively. Accordingly no adjustments have been made for historical business combinations.

Basis of Consolidation

The consolidated financial statements incorporate the assets, liabilities, equity, revenues, expenses and cash flows of the Company and of its subsidiary undertakings drawn up to 31 December each year. Subsidiaries are those entities (including special purpose entities, mutual funds and unit trusts) in which the Group directly or indirectly has the power to govern the operating and financial policies in order to gain economic benefits. Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of gaining control.

Associates and Joint Ventures

Associates are entities over which the Group has significant influence but which it does not control. Consistent with IAS 28, 'Investments in Associates' it is presumed that the Group has significant influence where it has between 20% and 50% of the voting rights in the investee. Joint ventures are entities where the Group and other parties undertake an activity which is subject to joint control.

The Group has interests in associates and joint ventures which form part of an investment portfolio held through venture capital partnerships, mutual funds, unit trusts and similar entities. In accordance with the choices permitted by IAS 28 and IAS 31, 'Interests in Joint Ventures' these interests have been classified as fair value through profit or loss and measured at fair value, with changes in fair value recognised in the income statement.

Associates which do not form part of an investment portfolio are initially recognised in the balance sheet at cost. The carrying amount of the associate is increased or decreased to reflect the Group's share of the profit or loss after the date of the acquisition.

Product classification

The Group's products are classified for accounting purposes as either insurance contracts (participating and non-participating)

1. ACCOUNTING POLICIES continued

or investment contracts (participating and non-participating). Insurance contracts are contracts which transfer significant insurance risk at the inception of the contract. Contracts that do not transfer significant insurance risk are investment contracts. Both insurance and investment contracts may contain a discretionary participating feature which is defined as a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts. Participating contracts consist of most with-profits contracts in the UK and most Guarantie Long Terme contracts in France. Certain hybrid contract types, containing both insurance and investment features have been treated as investment contracts when accounting for premiums, claims and other revenue.

Long Term Business

Premium income

For insurance contracts, premiums are recognised as revenue when the liabilities arising from them are created. All other premiums including annuity considerations are accounted for when due for payment.

For investment contracts, amounts collected as premiums are not included in the income statement but are reported as contributions to investment contract liabilities in the balance sheet.

Revenue from investment contracts

Fees charged for investment management services are recognised as revenue as the services are provided. Initial fees, which exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management services for institutional and retail fund management are also recognised on this basis.

Claims

For insurance contracts, death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. Critical illness claims are accounted for when admitted. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

For investment contracts, claims are not included in the income statement but are instead deducted from investment contract liabilities. The movement in investment contract liabilities consists of claims incurred in the period less the corresponding elimination of the policyholder liability originally recognised in the balance sheet and the investment return credited to policyholders.

Acquisition costs

For insurance and participating investment contracts, acquisition costs comprise direct costs such as initial commission and the indirect costs of obtaining and processing new business. Acquisition costs, relating to non-participating insurance contracts written outside the with-profits part of the UK LTF, which are incurred during a financial year are deferred by use of an asset which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins. For participating contracts, acquisition costs are charged to the income statement when incurred.

For non-participating investment contracts only directly related acquisition costs, which vary with, and are related to, securing new contracts and renewing existing contracts, are deferred and amortised over the period during which the costs are expected to be recoverable from future revenue. All other costs are recognised as expenses when incurred.

Insurance and participating investment contract liabilities

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices. In the UK, the Group has adopted FRS 27 which was issued by the ASB in December 2004.

In the UK, the insurance contract provision is determined following an annual investigation of the long term fund in accordance with regulatory requirements. The provisions are calculated on the basis of current information and using the gross premium valuation method. For participating contracts the liabilities to policyholders are determined on a realistic basis in accordance with FRS 27. This includes an assessment of the cost of any future options and guarantees included in this business on a market consistent basis. The calculation also takes account of bonus decisions which are consistent with Society's Principles and Practices of Financial Management. The shareholders' share of the future cost of bonuses is excluded from the assessment of the realistic liability. In determining the realistic value of liabilities for participating contracts, the value of non-participating business written in the with-profits fund is accounted for as part of the calculation. The present value of future profits (VIF) on this business is separately determined and its value is deducted from the sum of the liabilities for participating contracts and the unallocated divisible surplus.

The long term insurance contract liabilities for business transacted by overseas subsidiaries are determined on the basis of recognised actuarial methods which reflect local supervisory principles or, in the case of the USA, on the basis of US Generally Accepted Accounting Principles (GAAP).

Long term business provisions can never be definitive as to their timing or the amount of claims and are therefore subject to subsequent reassessment on a regular basis.

Unallocated divisible surplus

The nature of benefits for participating contracts is such that the allocation of surpluses between ordinary equity holders and participating policyholders is uncertain. The amount which has not been so allocated at the balance sheet date is classified within liabilities as the unallocated divisible surplus. Adjustments made to comply with FRS 27 are charged to the unallocated divisible surplus.

Non-participating investment contracts

Non-participating investment contracts consist of unit linked contracts. Unit linked liabilities are measured at fair value by reference to the value of the underlying net asset values of the Group's unitised investment funds at the balance sheet date. These liabilities are valued at fair value to avoid an accounting mismatch in the income statement.

General Insurance Business

Results for the general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

Premium income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for the anticipated lapse of renewals not yet confirmed. Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

Acquisition costs

A proportion of commission and other acquisition costs relating to unearned premiums is carried forward as deferred acquisition costs or, with regard to reinsurance outwards, as deferred income.

Technical provisions

Provisions, together with related reinsurance recoveries, are established on the basis of current information. Such provisions can never be definitive as to their timing or the amount of claims and are therefore subject to subsequent reassessment on a regular basis.

Claims and related reinsurance recoveries are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost, including claims settlement expenses, of claims reported but not yet settled and claims incurred but not yet reported. An unexpired risk provision is made for any overall excess of expected claims and deferred acquisition costs over unearned premiums and after taking account of investment return.

Liability Adequacy Tests

The Group performs liability adequacy testing on its insurance liabilities to ensure that the carrying amount of liabilities (less related deferred acquisition costs) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount with the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

The Group's insurance subsidiaries cede insurance premiums and risk in the normal course of business in order to limit the potential for losses and provide financing. Outwards reinsurance premiums are accounted for in the same accounting period as the related premiums for the direct or inwards reinsurance business being reinsured. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded as an asset in total in the consolidated balance sheet unless a right of offset exists.

Intangible Assets

Goodwill

Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. On disposal, goodwill held in reserves is transferred directly to retained earnings. Prospectively the Group's policy is to recognise goodwill on the balance sheet as an intangible asset, measured at cost less any accumulated impairment losses.

Purchased interests in long term business

A portfolio of in-force contracts acquired either directly or through the acquisition of a subsidiary undertaking is capitalised at an actuarially determined fair value. The value of business acquired represents the present value of future profits embedded in acquired insurance contracts. These amounts are amortised over the anticipated lives of the related contracts in the portfolio.

Investments

Investment property

Investment property comprises land and buildings which are held for long term rental yields and capital growth. It is carried at fair value with changes in fair value recognised in the income statement within net investment returns. Investment property in the UK is valued bi-annually by external chartered surveyors at open market values in accordance with the 'Appraisal and Valuation Manual' of The Royal Institution of Chartered Surveyors. Outside the UK, valuations are produced in conjunction with external qualified professional valuers in the countries concerned. In the event of a material change in market conditions between the valuation date and balance sheet date, an internal valuation is performed and adjustments made to reflect any material changes in fair value.

Financial investments

The Group classifies its financial investments on initial recognition as held for trading (HFT), designated at fair value through profit or loss (FVTPL), available-for-sale (AFS) or loans and receivables. Initial recognition of financial investments is on the trade date.

The Group's policy is to measure investments at FVTPL except in the US where the related liability is valued on a passive basis (not using current information), in which case investments are classified as AFS. All derivatives other than those designated as hedges are classified as HFT.

Certain financial investments held by the Group are designated as FVTPL as their performance is evaluated on a total return basis, consistent with asset performance reporting to the Board of Directors and the Groups' investment strategy. Assets designated as FVTPL include debt securities and equity instruments which would otherwise have been classified as AFS under IAS 39. Assets backing participating and non-participating policyholder liabilities outside the US are designated as FVTPL. For participating contracts the assets are managed on a fair value basis to maximise the total return to policyholders over the contract life. The Group's non-participating contract liabilities outside of the US are measured on the basis of current information and are designated as FVTPL to avoid an accounting mismatch in the income statement.

The fair values of quoted financial investments are based on current bid prices. If the market for a financial investment is not active, the Group establishes fair value by using valuation techniques such as recent arm's length transactions, reference to similar listed investments, discounted cash flow models or option pricing models. Venture capital investments included are valued in accordance with the International Private Equity and Venture Capital Valuation Guidelines, which represent current best practice, developed by the Association Français des Investisseurs en Capital, the British Venture Capital Association and the European Private Equity and Venture Capital Association (EVCA). The policies used for determining fair value include earnings multiples, the price of a recent investment or a net asset basis.

Financial investments classified as HFT and FVTPL are measured at fair value with gains and losses reflected in the income statement.

Financial investments classified as AFS are measured at fair value with unrealised gains and losses recognised in a separate reserve within equity. Realised gains and losses, impairment losses, dividends, interest and foreign exchange movements on non-equity instruments are reflected in the income statement.

Loans and receivables are measured at amortised cost using the effective interest rate method.

Impairment Policy

The Group reviews the carrying value of its assets (other than those held at FVTPL) at each balance sheet date. If the carrying value of a financial asset is impaired, the carrying value is reduced through a charge to the income statement. There must be objective evidence of impairment as a result of one or more events which have occurred after the initial recognition of the asset. Impairment is only recognised if the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Non-financial assets which have an indefinite useful life are not subjected to amortisation and are tested annually for impairment. Assets which are subject to amortisation are reviewed for impairment whenever events or changes in circumstances

indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

Cash and Cash Equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and bank overdrafts.

Derivative Financial Instruments and Hedge Accounting
The Group's activities expose it to the financial risks of changes in foreign exchange rates and interest rates. The Group uses derivatives such as foreign exchange forward contracts and interest rate swap contracts to hedge these exposures. The Group uses hedge accounting, provided the prescribed criteria in IAS 39 are met, to recognise the offsetting effects of changes in the fair value or cash flow of the derivative instrument and the hedged item. The Group's principal uses of hedge accounting are to:

(i) recognise in shareholders' equity the changes in the fair value of derivatives designated as hedges of a net investment in a foreign operation. Any cumulative gains and/or losses are recognised in the income statement on disposal of the foreign operation;
(ii) defer in equity the changes in the fair value of derivatives designated as the hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction, or a firm commitment until the period in which the future transaction is recognised or is no longer expected to occur; and
(iii) hedge the fair value movements in loans due to interest rate and exchange rate fluctuations. Any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement.

The relationship between the hedging instrument and the hedged item, together with the risk management objective and strategy for undertaking the hedge transaction, are documented at the inception of the transaction. The effectiveness of the hedge is documented and monitored on an ongoing basis. Hedge accounting is only applied for highly effective hedges (between 80% and 125% effectiveness) with any ineffective portion of the gain or loss recognised in the income statement, within other expenses, in the current period.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments which do not qualify for hedge accounting are recognised immediately in the income statement.

Embedded Derivatives
Where the risks and characteristics of derivatives embedded in other contracts are not closely related to those of the host contract and the whole contract is not carried at fair value, the derivative is separated from that host contract and measured at fair value, with fair value movements reflected within investment return.

Borrowings, Including Convertible Bond
Borrowings are recognised initially at fair value, net of transaction costs. Borrowings classified as liabilities are subsequently stated at amortised cost. The difference between the proceeds and the redemption value is recognised in the income statement over the borrowing period using the effective interest method.

For a convertible bond that includes a cash settlement option in lieu of the issue of shares on conversion, the conversion option is separated and recognised as a derivative liability and is revalued to fair value at each reporting period with fair value gains and losses taken through the income statement. The remainder of the proceeds less attributable expenses is allocated to the value of the debt portion of the convertible bond. This amount is recorded as a liability on an amortised cost basis using the effective interest rate until extinguished on conversion or on maturity of the bond.

Income Taxes
Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the income statement except where it relates to an item which is recognised in equity.

Current tax is the expected tax payable on the taxable profit for the period and any adjustment to the tax payable in respect of previous periods.

The total income tax expense for the period includes tax which is not related to profits earned by equity holders for the period, being the income tax paid by the Group in respect of UK life policy holder returns. The income statement income tax charge has therefore been apportioned between the element attributable to policy holder returns and the element attributable to equity holders' profits ('equity holder tax').

For short term business all income tax is classified as equity holder tax.

The net equity holders' profit from UK long term business (other than investment return on equity holders' funds within the long term fund) has borne tax at the effective equity holder tax rate, which is sufficiently close to the standard rate of UK corporation tax for that to be used in the financial statements. The balance of income taxes associated with long term business profits is then classified as income tax attributable to policy holder returns.

There is no definitive method of calculating the effective equity holder tax rate. A number of alternative methods are consistently used, in order to assess the validity of using the standard rate of UK corporation tax.

For equity holders' funds within the UK long term business fund, the equity holder income tax represents the actual income tax on the return on those funds. For international long term business the equity holder income tax is the total income tax in respect of profits earned from that business.

Deferred income tax
Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is measured using tax rates expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled based on tax rates and law which have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are not discounted.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future (or if it will, then it will not generate any incremental tax liability for the Group).

No deferred tax is provided at the incremental rate on the undeclared surplus in the UK LTF represented by the Shareholder

Retained Capital (SRC) on the grounds that, at the balance sheet date, no obligation to make a declaration of surplus exists and there is no expectation that such a declaration will occur.

Leases
Leases where a significant proportion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Payments made as lessees under operating leases (net of any incentives from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

Employee Benefits
Pension obligations
The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas. The assets of all UK defined benefit schemes are held in separate trustee administered funds which are subject to regular actuarial valuation every three years and updated by formal reviews at reporting dates.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is actuarially calculated each year using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. The discount rate is based on market yields of high quality corporate bonds which are denominated in the currency in which the benefits will be paid, and that have terms to maturity which approximate to those of the related pension liability.

Where the unallocated divisible surplus changes as a result of actuarial gains and losses on the defined benefit pension scheme which are attributable to participating policyholders, then this charge is not recognised in the income statement but through the SORIE.

The Group pays contractual contributions in respect of defined contribution plans. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments
The Group operates a number of share-based payment plans. The fair value at the date of grant of the equity instrument is recognised as an expense, spread over the vesting period of the instrument. The total amount to be expensed is determined by reference to the fair value of the awards, excluding the impact of any non-market vesting conditions. At each balance sheet date, the Group revises its estimate of the number of equity instruments that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment is made to equity over the remaining vesting period. On vesting or exercise, the difference between the expense charged to the income statement and the actual cost to the Group is transferred to retained earnings. Where new shares are issued, the proceeds received are credited to share capital and share premium.

Treasury Shares
Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to shareholders. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity attributable to shareholders, net of any directly attributable incremental transaction costs and the related income tax effects.

Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Foreign Currency Translation
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate. Foreign exchange gains and losses are recognised in the income statement, except when recognised in equity as qualifying cash flow and net investment hedges.

The assets and liabilities of all of the Group's foreign operations are translated into sterling, the Group's presentational currency, at the closing rate at the date of the balance sheet. The income and expenses for each income statement are translated at average exchange rates. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to a separate component of shareholders' equity.

Investment Return
The reporting of investment return comprises investment income, gains and losses.

Investment income includes dividends, interest and rent. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Interest income for financial assets that are not classified as FVTPL is recognised using the effective interest method.

Operational Income and Expenses
Operational income comprises primarily fee income from estate agency operations and is accounted for when due.

Other expenses comprise primarily the expenses incurred in estate agency operations, Institutional fund management and Retail investment business, together with unallocated corporate expenses. Other costs are accounted for as they arise.

Dividend Recognition
Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are authorised and are no longer at the discretion of the Company. Final dividends are accrued when approved by the Company's shareholders at the general meeting and interim dividends are recognised when paid.

Segment Reporting
The Group's segments are based on the dominant source and nature of the Group's risks and returns and the manner in which the Group's internal organisational and management structure operates and reflects its system of internal financial reporting to the Group Board and Group Chief Executive.

1. ACCOUNTING POLICIES continued

Institutional fund management services are provided to Legal & General Assurance Society Limited (an element of the life and pensions segment) on a cost basis. The remaining transactions between the business segments are on normal commercial terms and conditions.

The primary segmental information is presented for business segments as this reflects the dominant source and nature of the Group's risks and returns. Secondary information is presented for geographic segments.

Judgement in Applying Accounting Policies

The preparation of financial statements in accordance with IFRS requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where the assumptions are significant to the consolidated financial statements such as insurance contract liabilities and retirement benefit obligations.

Standards, Interpretations and Amendments to Published Standards that are not yet Effective

Certain new standards, amendments and interpretations to existing standards have been published which are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted, as follows:

- IAS 39 (Amendment), 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions' (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group's operations, as the Group does not have any intragroup transactions which would qualify as a hedged item in the consolidated financial statements.
- IAS 39 and IFRS 4 (Amendment), 'Financial Guarantee Contracts' (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. These amendments are not relevant to the Group's operations as the Group does not issue financial guarantees.
- IFRS 7, 'Financial Instruments: Disclosures', and a complementary amendment to IAS 1, 'Presentation of Financial Statements – Capital Disclosures' (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces the disclosure requirements in IAS 32. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and believes that the main additional disclosures will be the inclusion of European Embedded Value (EEV) sensitivity analysis to market risk.
- IAS 21 (Amendment) 'The Effects of Changes in Foreign Exchange' (effective from periods beginning on or after 1 January 2006). The IASB has issued an amendment to IAS 21 in respect of an entity's investment in foreign operations. It amends IAS 21 to relax the requirement for a monetary item that forms part of a reporting entity's net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. The amendments to IAS 21 will have no impact on the Group.

2. MANAGEMENT OF CAPITAL RESOURCES

Capital Fund Structure

The Group's total capital resources of £7.0bn on an IFRS basis comprise ordinary equity holders capital (£4.3bn), subordinated debt (£0.4bn), subordinated debt designated as equity (£0.4bn), and unallocated divisible surplus (£1.9bn, including £0.3bn of Sub-fund).

The Group writes a range of long term insurance and investment business in the LTF of its main operating insurance subsidiary, Legal & General Assurance Society Limited (Society). This fund is segregated from the Group's other assets. The fund includes participating (with-profits) business where policyholders and shareholders share in the risks and rewards, and non-participating (non profit) business, where the shareholders receive the profits. Capital in excess of an amount required to cover the liabilities within the non profit part of the LTF is known as the Shareholders' Retained Capital (SRC). Retention of the SRC within the LTF provides support for new and existing non profit business. Transfers from the LTF to shareholders are governed by Financial Services Authority (FSA) regulations and other established principles of operation. In practice, shareholders receive a maximum of 10% of total surplus on with-profits business, and a smoothed investment return based on 7% on the embedded value of the SRC and Sub-fund and 5% on the embedded value of the non profit business.

Managed pension fund business is written through Legal & General Assurance (Pensions Management) Limited (PMC), which is a life company writing predominantly non-participating group pension business effected by trustees of occupational schemes in the UK (or their equivalent overseas). The assets are held in a LTF and are separate from other assets within the Group.

In addition, general insurance business is written in the UK by Legal & General Insurance Limited, and long term insurance business is written by subsidiaries in America, the Netherlands and in France.

Capital Management Policies and Objectives

The Group aims to manage its capital resources to maintain financial strength, policyholder security and external financial strength ratings. The Group also seeks to maximise its financial flexibility by maintaining strong liquidity and by utilising a range of alternative sources of capital including equity, senior debt, subordinated debt and reinsurance.

Capital Measures

The Group measures its capital on a number of different bases, including those which comply with the regulatory framework within which the Group operates and those which the directors consider most appropriate for managing the business. The measures used by the Group include:

- *Accounting bases*

  The directors believe that the supplementary accounts prepared using EEV principles provide the most accurate and meaningful reflection of the Group's long term operations and the value of the business to shareholders. Accordingly the Group's net asset value and total capital employed are analysed and measured on this basis.

  In addition, management have regard to the primary financial statements in order to manage capital and cash flow usage and to determine dividend paying capacity.

2. MANAGEMENT OF CAPITAL RESOURCES continued

- *Regulatory bases*
  The financial strength of our insurance subsidiaries is measured under local regulatory requirements. One of these regulatory measures, Individual Capital Assessment (ICA) measures capital using risk based techniques, and provides a measure of economic capital.

Basis of Regulatory Capital and Corresponding Regulatory Capital Requirements
In each country in which the Group operates, the local insurance regulator specifies rules and guidance for the minimum amount and type of capital which must be held by long term insurance subsidiaries in excess of their insurance liabilities. The minimum required capital must be maintained at all times throughout the year. This helps to ensure that payments to policyholders can be made as they fall due. The Group has not breached any regulatory capital requirements at any time during the year.

The required capital is calculated by either assessing the additional assets which would be required to meet the insurance company's liabilities in specified, stressed financial conditions, or by applying fixed percentages to the insurance company's liabilities and risk exposures. The requirements in the different jurisdictions in which the Group operates are detailed below:

UK regulatory basis
Required capital for the life business is based on the rules of the FSA. The Company must hold assets in excess of the higher of two amounts, the first being calculated using the FSA rules (pillar 1), the second being an economic capital assessment by the Company which is reviewed by the FSA (pillar 2).

The public pillar 1 capital calculation is the total of two amounts. The first amount is based on the most onerous of a number of stress tests which are applied to both assets and insurance liabilities. The second amount is calculated by applying fixed percentages to liabilities and sums assured at risk. There are further stress tests for participating liabilities as measured in the Realistic Balance Sheet, which may increase the required capital.

The private pillar 2 capital calculation is an assessment of the economic capital required to ensure that the Company can meet its liabilities with a high likelihood as they fall due. This is achieved by stochastic modelling and scenario testing. The result is reviewed and may be modified by the FSA.

Regulatory capital for the general insurance business is also calculated using FSA pillar 1 and pillar 2 rules. The pillar 1 calculation applies fixed percentages to premiums and claims.

US regulatory basis
Required capital is determined to be the Company Action Level Risk Based Capital based on the National Association of Insurance Commissioners Risk Based Capital model (RBC). RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The calculation is based on applying factors to various asset, premium, claim, expense and reserve items, with the factors determined as higher for those items with greater underlying risk and lower for less risky items.

French and Dutch regulatory bases
The minimum required capital is defined by the French Ministry of Finance's 'Code des Assurances' and the 'Pensioen & Verzekeringskamer' (Dutch Supervisory Body) respectively. The basis of the calculation is a percentage of the liabilities plus a percentage of the sum assured at risk and, for some contracts, the premium. The percentages depend on the guarantees given and the amount of reinsurance cover.

Group regulatory basis
In addition to the regulatory capital calculations for the individual firms, the Group is required to comply with the requirements of the Insurance Group's Directive. This is a very prudent measure of capital resources as it excludes any amount of surplus capital within a long term fund.

Available Regulatory Capital Resources
Capital resources available to meet the UK capital requirements are determined using FSA valuation rules. The asset valuation rules are based on UK Generally Accepted Accounting Policies, adjusted for both admissibility limits and specific valuation differences. The Group's regulatory capital position statement in Table 1 sets out the different sources of capital held within the Group. The Group's total available capital resources are £6,172m (2004: £5,363m) of which £4,607m (2004: £4,316m) is held by the life businesses. The capital held by the UK and overseas life businesses is generally constrained by local regulatory requirements. This means it may not be possible for this capital to be used to provide funding for other businesses.

The total available capital resources of the Group's with-profits business (£842m) is determined in accordance with the realistic balance sheet rules prescribed by the FSA. The capital resources reflect the surplus in that part of the fund that is in excess of any constructive obligation to policyholders. The liabilities within the consolidated balance sheet do not include the amount representing the shareholders' share of future bonuses. However for capital reporting, the shareholders' share is deducted from capital resources in the capital statement.

At 31 December 2005, the realistic value of the UK participating liabilities was £20,338m (2004: £18,676m) under the FSA realistic capital regime. The excess of realistic assets over realistic liabilities was £842m (2004: £864m).

2. MANAGEMENT OF CAPITAL RESOURCES continued

TABLE 1 – REGULATORY CAPITAL POSITION STATEMENT

	UK with-profits 2005 £m	UK non profit, SRC and Sub-fund 2005 £m	Overseas and PMC 2005 £m	Total life 2005 £m	Shareholders' equity and other activities 2005 £m	Total 2005 £m
Ordinary shareholders' equity outside the LTF[1]	–	–	901	901	1,398	2,299
Ordinary shareholders' equity held in the LTF	–	1,958	–	1,958	–	1,958
Capital and reserves attributable to ordinary equity holders of the company	–	1,958	901	2,859	1,398	4,257
Adjustments onto regulatory basis[2]:						
Unallocated divisible surplus	1,527	280	87	1,894	–	1,894
Other[3]	(685)	(207)	(409)	(1,301)	(27)	(1,328)
Other qualifying capital:						
Subordinated borrowings[4]	–	–	–	–	809	809
Internal loans[5]	–	602	13	615	(615)	–
Implicit item[6]	–	540	–	540	–	540
Total available capital resources	842	3,173	592	4,607	1,565	6,172
IFRS liability analysis:						
UK participating liabilities on realistic basis:						
– Options and guarantees	686	–	–	686	–	686
– Other policyholder obligations	18,653	–	–	18,653	–	18,653
Overseas participating liabilities	–	–	1,317	1,317	–	1,317
Unallocated divisible surplus	1,527	280	87	1,894	–	1,894
Value of in-force non-participating contracts	(379)	–	–	(379)	–	(379)
Participating contract liabilities	20,487	280	1,404	22,171	–	22,171
Unit linked non-participating life assurance liabilities	661	4,136	820	5,617	–	5,617
Non-linked non-participating life assurance liabilities	2,073	13,559	1,611	17,243	–	17,243
Unit linked non-participating investment contract liabilities	6,514	7,110	122,180	135,804	–	135,804
General insurance liabilities	–	–	–	–	292	292
Non-participating contract liabilities	9,248	24,805	124,611	158,664	292	158,956

2. MANAGEMENT OF CAPITAL RESOURCES continued

TABLE 1 – REGULATORY CAPITAL POSITION STATEMENT continued

	UK with-profits 2004 £m	UK non profit, *SRC and Sub-fund* 2004 £m	*Overseas* and PMC 2004 £m	Total life 2004 £m	Shareholders' equity and *other* activities 2004 £m	Total 2004 £m
Shareholders' equity outside the LTF[1]	–	–	777	777	1,304	2,081
Shareholders' equity held in the LTF	–	1,594	–	1,594	–	1,594
Capital and reserves attributable to ordinary equity holders of the company	–	1,594	777	2,371	1,304	3,675
Adjustments onto regulatory basis[2]:						
Unallocated divisible surplus	1,256	240	63	1,559	–	1,559
Other[3]	(392)	(296)	(296)	(984)	(36)	(1,020)
Other qualifying capital:						
Subordinated borrowings[4]	–	–	–	–	394	394
Internal loans[5]	–	602	13	615	(615)	–
Implicit item[6]	–	755	–	755	–	755
Total available capital resources	864	2,895	557	4,316	1,047	5,363
IFRS liability analysis:						
UK participating liabilities on realistic basis:						
– Options and guarantees	805	–	–	805	–	805
– Other policyholder obligations	17,275	–	–	17,275	–	17,275
Overseas participating liabilities	–	–	1,171	1,171	–	1,171
Unallocated divisible surplus	1,256	240	63	1,559	–	1,559
Value of in-force non-participating contracts	(434)	–	–	(434)	–	(434)
Participating contract liabilities	18,902	240	1,234	20,376	–	20,376
Unit linked non-participating life assurance liabilities	605	3,483	632	4,720	–	4,720
Non-linked non-participating life assurance liabilities	2,050	12,357	1,382	15,789	–	15,789
Unit linked non-participating investment contract liabilities	5,172	4,039	94,070	103,281	–	103,281
General insurance liabilities	–	–	–	–	403	403
Non-participating contract liabilities	7,827	19,879	96,084	123,790	403	124,193

1. Society shareholder capital of £1,896m (2004: £1,973m) is included within Shareholders' equity outside the LTF.
2. Figures extracted from draft regulatory returns.
3. Shareholders' share in realistic liabilities of £690m (2004: £447m) and changes to the value of assets and liabilities on a regulated basis of £638m (2004: £573m) are included within Other.
4. During the year the Group issued €600m of subordinated lower tier II borrowings which are treated as capital on a regulatory basis. In 2004 the Group issued £400m of subordinated upper tier II borrowings which are also treated as capital on a regulatory basis.
5. Legal & General Group Plc has subscribed for a total of £602m of perpetual subordinated loan stock issued by Society's LTF. This loan qualifies as upper tier II capital of the LTF. Legal & General Overseas Holdings Limited has subscribed for a total of €18m of perpetual subordinated loan stock issued by Legal & General Holdings (France) S.A.. This loan qualifies as hybrid capital for Legal & General Holdings (France) S.A..
6. The implicit item recognises profits in relation to in-force business written in the non profit part of Society's LTF which are expected on a prudent assessment to emerge over the next five years. The maximum amount permitted is determined by the FSA.

2. MANAGEMENT OF CAPITAL RESOURCES continued

Available Regulatory Capital Resource Sensitivities

The Group's available capital resources are sensitive to changes in market conditions, due to both changes in the value of the assets and to the effect that changes in investment conditions may have on the value of the liabilities. Capital resources are also sensitive to assumptions and experience relating to mortality and morbidity and, to a lesser extent, expenses and persistency.

The most significant sensitivities arise from the following four risks:

- Market risk in relation to UK participating business would crystallise if adverse changes in the value of the assets supporting this business could not be fully reflected in payments to policyholders because of the effect of guarantees and options. The capital position of this business would also deteriorate if increases to the market cost of derivatives resulted in an increase in the liability for guarantees and options in the realistic balance sheet.
- Market risk in relation to the UK annuity business, which would crystallise if the return from the fixed interest investments supporting this business were lower than that assumed for reserving.
- Mortality risk in relation to the UK annuity business, which would crystallise if the mortality of annuitants improved more rapidly than the assumptions used for reserving.
- Mortality risk in relation to the UK and US term assurance business, which would crystallise if mortality of the lives insured were higher than that assumed, possibly because of an epidemic.

A range of management actions is available to mitigate any adverse impact from changing market conditions and experience. Examples of possible management actions available to mitigate such an effect include changes to with-profits bonus rates, changes to discretionary surrender terms and the potential for charging for guarantees. To the extent that management actions are expected only to partially offset adverse experience, then liabilities would be increased to anticipate the future impact of the worse experience and total capital resources would be reduced.

Movements in Life Business Regulatory Capital Resources

The movement in the Group's capital resources are shown in Table 2.

TABLE 2 – MOVEMENTS IN LIFE BUSINESS CAPITAL RESOURCES

	UK with-profits 2005 £m	UK non profit, SRC and Sub-fund 2005 £m	Overseas and PMC 2005 £m	Total life 2005 £m
Balance at 1 January	864	2,895	557	4,316
Effect of investment variations	294	684	42	1,020
Effect of changes in non-economic assumptions	(282)	(1)	–	(283)
Changes in management policy	72	175	–	247
Changes in regulatory requirements	(121)	(215)	(6)	(342)
New business	(11)	(459)	(103)	(573)
Cash distributions	–	(219)	(39)	(258)
Other factors	26	313	141	480
Balance at 31 December	842	3,173	592	4,607

3. RISK MANAGEMENT AND CONTROL

The pages that follow describe the Group's approach to risk management. The first section deals with the overall approach, applicable to all risks. It is followed by a detailed review of risks within the Group's key businesses.

Risk Management Objectives
The Group's primary objective in undertaking risk management activity is to minimise its exposure to unexpected financial loss and limit the potential for deviation from anticipated outcomes.

Risk Management Approach
A significant part of the Group's business involves the acceptance and management of risk. The Group is exposed to insurance, market, credit, liquidity and operational risks and operates a formal risk management framework to ensure that all significant risks are identified and managed. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.
Insurance risk: Insurance risk is the risk arising from higher claims being experienced than anticipated.
Market risk: Market risk is the risk arising from fluctuations in interest rates, exchange rates, share prices and other relevant market prices.
Credit risk: Credit risk is the risk of loss if another party fails to perform its financial obligations to the Group.
Liquidity risk: Liquidity risk is the risk that the Group, though solvent, does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can only secure them at excessive cost.
Operational risk: Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events.

Risk framework
Overall responsibility for the management of the Group's exposure to risk is vested in the Board. To support it in this role, a risk framework is in place comprising a structure of formal committees, risk assessment and reporting processes and Risk Review functions. The framework provides assurance that risks are being appropriately identified and managed and that an independent assessment of risks is being performed.

Oversight of the risk management framework is performed on behalf of the Board by its sub-committee, the Group Risk and Compliance Committee (GRCC). The GRCC is supported in this role by the following sub-committees:
Capital Committee: The Capital Committee assesses the capital requirements (including the risk based capital requirements) of the Group; monitors the sources or capital available to meet these requirements; oversees the allocation of capital to firms; and monitors at a Group level a number of performance and capital measures.
Counterparty Credit Committee: The Committee has oversight of counterparty credit risk across the Group, sets the limits for the Group's exposure to any single counterparty failure and manages exposures within these limits.
UK Asset and Liability Committee: The Committee has oversight of the management of credit, market, liquidity and insurance risks arising within Legal & General Assurance Society Limited (Society), and its subsidiary Legal & General Insurance Limited (LGI).
UK Pricing and Insurance Risk Committee: The Committee has oversight of the management of credit, market, liquidity and insurance risks arising within Society and LGI. Oversight of the management of insurance risks arising within the Group's overseas subsidiaries is performed by the Boards of the local holding companies, which report directly to the GRCC.
Group Operational Risk Assessment Committee: The Committee has oversight of specific aspects of the Group's operational risk, particularly issues which are common across the Group, and seeks to ensure consistency in approaches to operational risk management.

In addition, Risk and Compliance Committees (RCCs) are in place for each of the Group's main operational business units. These Committees are predominantly responsible for reviewing the management of operational risks and compliance with regulation.

The local holding companies of the overseas subsidiaries have established RCCs to cover their trading subsidiaries. The Boards of overseas firms are responsible for ensuring appropriate processes are in place for the management of risk exposures. The GRCC receives reports from the RCCs of each overseas firm to confirm that risks remain within acceptable tolerances.

Methods used to monitor and assess risk exposures
A continuous Groupwide process is in place formally identifying, evaluating and managing significant risks to the achievement of the Group's objectives. A standard approach is used to assess risks. Senior management and the Risk Review Functions review the output of the assessments. A Groupwide Risk Assessment process is used to provide determination of key risks within the Group reported to the GRCC.

Group and firm level Risk Review Functions provide oversight of the risk management processes within the Group. A central risk function is responsible for setting the risk management framework and standards. Risk Review Functions in each of the business operating units manage the framework in line with these standards. Their responsibilities include the evaluation of changes in the business operating environment and business processes, the assessment of these changes on risks to the business and the monitoring of the mitigating actions. The Risk Review Functions also ensure that RCCs are provided with meaningful risk reports and that there is appropriate information to assess risk issues.

Management of risks
The Group seeks to manage its exposures to risk through control techniques so as to ensure that the residual risk exposures are within acceptable tolerances agreed by the Board. The key control techniques for the major categories of risk exposure are summarised in the following sections.

Insurance Risk
Insurance risk is implicit in the Group's insurance business and arises as a consequence of the type and volume of new business written and the concentration of risk in particular policies or groups of policies subject to the same risks. A detailed review of the Group's inherent residual risks associated with insurance products is included on pages 69 to 73. Insurance risk is managed using the following techniques:

Policies and delegated authorities for underwriting, pricing and reinsurance
Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and to trends. Insurance exposures are limited through reinsurance. Overall the Group seeks to be conservative in its acceptance of insurance risks by establishing strict underwriting criteria and limits. The underwriting policy is clearly documented, setting out risks which are unacceptable and the terms applicable for non-standard risks. Reinsurance is used to reduce potential loss to the Group from individual large risks and catastrophic events. It may also be used to manage capital or to provide access to specialist underwriting expertise. The Group makes extensive use of reinsurance for its UK individual protection business, placing a proportion of all risks meeting prescribed criteria. The Group has also entered

3. RISK MANAGEMENT AND CONTROL continued

into reinsurance arrangements, the primary effect of which is to reduce the capital requirements associated with this business.

The principal General Insurance reinsurances are excess of loss catastrophe treaties, under which the cost of claims from a weather event, in excess of an agreed retention level, is recovered from reinsurers.

Reserving policy

All subsidiaries writing insurance business have a documented reserving policy setting out the basis upon which liabilities are to be determined using statistical analysis and actuarial experience. Policies for each subsidiary are in line with locally established actuarial techniques, relevant regulation and legislation. Further details of the assumption setting process are included in Note 39.

Market Risk

The Group is exposed to market risk as a consequence of fluctuations in values or returns on assets and liabilities as a consequence of one or more external factors, including changes in specified interest rates, financial instrument prices, foreign exchange rates, and indices of prices or rates.

Significant areas where the Group is exposed to these risks are:

- Assets backing insurance and investment contracts other than linked contracts
- Assets and liabilities denominated in foreign currencies
- Other financial assets and liabilities

The Group manages market risk using the following methods:

Asset liability matching

The Group manages its assets and liabilities in accordance with relevant regulatory requirements, reflecting the differing types of liabilities it has in each business.

For business such as immediate annuities which are sensitive to interest rate risk, cash flow analysis is used to create a portfolio of fixed income securities the value of which changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. Interest rate risk cannot be completely eliminated, due to the nature of the liabilities and early redemption options contained in the assets.

For businesses where a range of asset types, including equity and property, are held to meet liabilities, the Group uses stochastic models to assess the impact of a range of future return scenarios on investment values and associated liabilities. This allows the Group to devise an investment and with-profits policyholder bonus strategy which optimises returns to its policyholders over time whilst limiting the capital requirements associated with these businesses. The Group uses this method extensively in connection with its UK with-profits business.

Derivatives

The Group uses derivatives to reduce market risk. The most widely used derivatives are exchange traded equity futures and swaps. The Group may use futures to facilitate efficient asset allocation. In addition, derivatives are used to improve asset liability matching and to manage interest rate and foreign exchange risk. It is the Group's policy that amounts at risk through derivative transactions are covered by cash or corresponding assets and that swaps are collateralised to reduce counterparty exposure.

Interest rate risk

Interest rate risk is the risk that the Group is exposed to lower returns or loss as a direct or indirect result of fluctuations in the value of, or income from, specific assets arising from changes in underlying interest rates.

The Group is exposed to interest rate risk on the investment portfolio it maintains to meet the obligations and commitments under its non-linked insurance and investment contracts, in that the proceeds from the assets may not be sufficient to meet the Group's obligations to policyholders.

To mitigate the risk that guarantees and commitments are not met, the Group purchases financial instruments, which broadly match the expected non-participating policy benefits payable, by their nature and term. The composition of the investment portfolio is governed by the nature of the insurance or savings liabilities, the expected rate of return applicable on each class of asset and the capital available to meet the price fluctuations for each asset class, relative to the liabilities they support. Additionally, fluctuations in interest rates will vary the repayments on variable rate debt issued by the Group (Note 40).

Table 3 summarises the exposure of the Group's assets to changes in interest rates. Financial assets which are not directly exposed to interest rate risk (such as linked assets, equities, other debtors) have not been included. Asset liability matching significantly reduces the Group's exposure to interest rate risk. The expected cash outflows on insurance contract liabilities are shown in Note 35.

3. RISK MANAGEMENT AND CONTROL continued

TABLE 3 – EXPOSURE TO INTEREST RATE RISK

31 December 2005	Within 1 year £m	%[1]	1 – 5 years £m	%[1]	5 – 15 years £m	%[1]	15 – 25 years £m	%[1]	Over 25 years £m	%[1]	Total £m
Fixed rate securities	**388**	**3.9**	**1,264**	**4.8**	**7,429**	**4.8**	**8,675**	**4.6**	**5,690**	**5.0**	**23,446**
Variable rate securities	**198**	**4.8**	**790**	**4.5**	**222**	**4.8**	**38**	**5.3**	**102**	**4.9**	**1,350**
Loans and receivables	**144**	**4.5**	**15**	**4.5**	**5**	**6.2**	**12**	**5.9**	**39**	**5.9**	**215**
Interest rate swaps	**–**	**–**	**–**	**–**	**(88)**	**–**	**–**	**–**	**6**	**–**	**(82)**
Cash and cash equivalents	**1,838**	**4.4**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1,838**
Investments exposed to interest rate risk	**2,568**		**2,069**		**7,568**		**8,725**		**5,837**		**26,767**

31 December 2004	Within 1 year £m	%[1]	1 – 5 years £m	%[1]	5 – 15 years £m	%[1]	15 – 25 years £m	%[1]	Over 25 years £m	%[1]	Total £m
Fixed rate securities	454	2.9	1,354	4.7	6,727	5.1	7,674	5.2	4,792	5.4	21,001
Variable rate securities	184	4.3	690	4.4	112	5.3	14	6.4	83	5.2	1,083
Loans and receivables	22	5.0	1	7.1	19	5.5	11	6.6	37	6.6	90
Interest rate swaps	–	–	–	–	(56)	–	–	–	(4)	–	(60)
Cash and cash equivalents	1,123	4.3	–	–	–	–	–	–	–	–	1,123
Investments exposed to interest rate risk	1,783		2,045		6,802		7,699		4,908		23,237

1. Weighted average effective interest rate.

Fixed rate financial assets are categorised by the earlier of contractual repricing or maturity dates. Variable rate securities are categorised by maturity date.

Currency risk

The Group manages its exposure in the following ways:

- In respect of long term business assets and liabilities denominated in non sterling currencies, the Group protects its exposure to exchange rate fluctuations by backing obligations with investments in the same currency.
- Balance sheet foreign exchange currency translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Group Board, which allows between 25% and 75% of net foreign currency assets to be hedged through the use of derivatives.

3. RISK MANAGEMENT AND CONTROL continued

Table 4 summarises the Group's exposure to foreign currency exchange risk, in sterling. Non-linked assets and liabilities are reported in their underlying currency.

TABLE 4 – EXPOSURE TO CURRENCY RISK

	Sterling 2005 £m	Euro 2005 £m	US Dollar 2005 £m	Japanese Yen 2005 £m	Other 2005 £m	Linked 2005 £m	Total 2005 £m
Assets							
Investment in associates	**16**	**–**	**–**	**–**	**–**	**–**	**16**
Plant and equipment	**28**	**2**	**2**	**–**	**–**	**–**	**32**
Investments	**37,426**	**2,352**	**2,476**	**809**	**804**	**142,530**	**186,397**
Purchased interests in long term business	**10**	**–**	**15**	**–**	**–**	**–**	**25**
Other operational assets	**3,860**	**202**	**913**	**–**	**1**	**419**	**5,395**
Non-current assets held for sale	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total assets	**41,340**	**2,556**	**3,406**	**809**	**805**	**142,949**	**191,865**
Liabilities							
Subordinated borrowings	**415**	**–**	**–**	**–**	**–**	**–**	**415**
Participating contract liabilities	**20,767**	**1,203**	**–**	**–**	**–**	**201**	**22,171**
Non-participating contract liabilities	**15,921**	**350**	**1,262**	**–**	**2**	**141,421**	**158,956**
Senior borrowings	**1,215**	**110**	**308**	**–**	**1**	**–**	**1,634**
Provisions	**578**	**3**	**1**	**–**	**–**	**–**	**582**
Deferred liabilities	**656**	**32**	**155**	**–**	**–**	**–**	**843**
Creditors	**867**	**128**	**121**	**–**	**3**	**381**	**1,500**
Net asset value attributable to unitholders	**–**	**–**	**–**	**–**	**–**	**828**	**828**
Non-current liabilities held for sale	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total liabilities	**40,419**	**1,826**	**1,847**	**–**	**6**	**142,831**	**186,929**

	Sterling 2004 £m	Euro 2004 £m	US Dollar 2004 £m	Japanese Yen 2004 £m	Other 2004 £m	Linked 2004 £m	Total 2004 £m
Assets							
Investment in associates	–	–	–	–	–	–	–
Plant and equipment	20	1	2	–	–	–	23
Investments	34,061	1,969	2,008	529	588	108,606	147,761
Purchased interests in long term business	13	–	11	–	–	–	24
Other operational assets	3,480	162	760	3	10	650	5,065
Non-current assets held for sale	370	363	–	–	–	–	733
Total assets	37,944	2,495	2,781	532	598	109,256	153,606
Liabilities							
Subordinated borrowings	–	–	–	–	–	–	–
Participating contract liabilities	19,142	1,073	–	–	–	161	20,376
Non-participating contract liabilities	14,809	299	1,084	–	–	108,001	124,193
Senior borrowings	1,170	–	275	–	–	1	1,446
Provisions	500	2	1	–	–	–	503
Deferred liabilities	381	26	126	–	–	–	533
Creditors	281	161	452	1	5	163	1,063
Net asset value attributable to unitholders	–	–	–	–	–	575	575
Non-current liabilities held for sale	295	339	–	–	–	–	634
Total liabilities	36,578	1,900	1,938	1	5	108,901	149,323

3. RISK MANAGEMENT AND CONTROL continued

Other price risk

Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk or currency risk. These changes may be as a result of features of the individual instrument, its issuer or factors affecting all similar financial instruments traded in the market.

The Group controls its exposure to geographic price risks by using internal country ratings. These ratings are based on macroeconomic data and key qualitative indicators. The latter take into account the economic, social and political environments. Table 5 indicates the Group's exposure to different equity markets around the world. Linked equity investments are excluded from the table as the risk is retained by the policyholder.

TABLE 5 – EXPOSURE TO WORLDWIDE EQUITY MARKETS

	2005 £m	2004 £m
UK	**8,567**	8,775
North America	**366**	251
Europe	**986**	572
Japan	**741**	473
Asia Pacific	**611**	451
Other	**39**	20
Listed equities	**11,310**	10,542
Unlisted UK equities	**203**	167
Holdings in unit trusts	**1,381**	816
Total equities	**12,894**	11,525

The Group holds non-linked commercial property investments totalling £3,653m (2004: £3,862m), of which £3,587m are located in the UK (2004: £3,805m).

Credit Risk

Credit risk is the risk that the Group is exposed to loss if another party fails to perform its financial obligations to the Group.

Significant areas where the Group is exposed to credit risk are:

- The Group holds corporate bonds to back part of its insurance liabilities. Significant exposures are managed by the application of concentration limits, with allowance being made in the actuarial valuation of the insurance liabilities for possible defaults.
- The Group limits its exposure to insurance risk by ceding part of the risks it assumes to the reinsurance market. To limit the risk of reinsurer default the Group operates a credit rating policy when arranging cover. When selecting new reinsurance partners the Group considers only companies which have a minimum credit rating equivalent to A from Standard & Poor's and imposes limits on the level of exposure to any individual reinsurer.

Aggregate counterparty exposures are regularly monitored both at an individual subsidiary level and on a Groupwide basis.

3. RISK MANAGEMENT AND CONTROL continued

The credit profile of the Group's assets exposed to credit risk is shown in Table 6. The credit rating bands are provided by independent rating agencies.

TABLE 6 – EXPOSURE TO CREDIT RISK

31 December 2005	AAA £m	AA £m	A £m	BBB £m	BB & below £m	Unrated £m	Total £m
Government securities	**4,826**	**205**	**28**	–	–	–	**5,059**
Other fixed rate securities	**5,216**	**2,623**	**6,893**	**2,573**	**12**	**1,070**	**18,387**
Variable rate securities	**433**	**93**	**371**	**1**	–	**42**	**940**
Mortgage backed securities	**385**	–	**6**	–	–	**19**	**410**
Other investments	–	–	**142**	–	–	**73**	**215**
Derivative assets	–	**15**	**11**	–	–	–	**26**
Cash equivalents	**293**	**130**	**1,147**	–	–	**142**	**1,712**
Financial assets	**11,153**	**3,066**	**8,598**	**2,574**	**12**	**1,346**	**26,749**
Reinsurance assets	–	**1,528**	**1,071**	**25**	**9**	**299**	**2,932**
	11,153	**4,594**	**9,669**	**2,599**	**21**	**1,645**	**29,681**

31 December 2004	AAA £m	AA £m	A £m	BBB £m	BB & below £m	Unrated £m	Total £m
Government securities	4,121	207	2	2	–	–	4,332
Other fixed rate securities	4,985	2,662	6,034	2,867	80	41	16,669
Variable rate securities	342	106	354	–	–	–	802
Mortgage backed securities	265	–	1	–	–	15	281
Other investments	–	15	6	–	–	69	90
Derivative assets	–	–	3	–	–	–	3
Cash equivalents	171	632	157	–	–	55	1,015
Financial assets	9,884	3,622	6,557	2,869	80	180	23,192
Reinsurance assets	6	1,495	1,403	20	–	266	3,190
	9,890	5,117	7,960	2,889	80	446	26,382

Liquidity Risk
Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due or can secure them only at excessive cost. The Group's Treasury function is responsible for managing the Group's banking relationships, capital raising activities, the overall cash and liquidity position and the payment of dividends. The Group seeks to manage funds and liquidity requirements on a pooled basis and to ensure the Group maintains sufficient liquid assets and standby facilities to meet a prudent estimate of its net cash outflows. In addition it ensures that, even under adverse conditions, the Group has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities. In practice, most of the Group's invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group has in place a £1bn, 5 year syndicated borrowing facility which provides flexibility in the management of the Group's liquidity.

Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. There are a number of headings under which operational risk and its management across the Group can be considered.

Internal process failure
The Group is exposed to the risk of loss from failure of the internal processes with which it transacts its business. Each subsidiary is responsible for ensuring the adequacy of the controls over its processes and regular reviews are undertaken of their appropriateness and effectiveness. All business managers are required to confirm regularly the adequacy of controls from these reviews to business unit RCCs, the GRCC and the Group Audit Committee. Significant control issues which business areas identify are escalated to business unit RCCs, which oversee their resolution.

People
The Group is potentially exposed to the risk of loss from inappropriate actions by its staff. The risk is actively managed by business management and Human Resource (HR) functions. Recruitment is managed centrally by HR functions, and all new recruits undergo a formal induction programme. All employees have job descriptions setting out their accountabilities and reporting lines, and are appraised annually in accordance with agreed performance management frameworks. Employees in regulated subsidiaries are provided with appropriate training to enable them to meet the relevant regulatory requirements. Risks relating to health and safety and other legislation are managed through the provision of relevant training to all staff.

Outsourcing
The Group is potentially exposed to the actions or failure of suppliers contracted to provide services on an outsourced basis, although the Group is not a significant user of such services. The required minimum standards of control for outsourced arrangements are set out in the Group's outsourcing and key supplier policy. Compliance with

3. RISK MANAGEMENT AND CONTROL continued

this policy is monitored by business management and adherence is reported through the regular controls confirmation process undertaken across the Group. Identified control issues are escalated to business unit RCCs.

Legal

Legal risk is the risk of loss from unclear or deficient product documentation; inadequate documentation in support of material contracts such as reassurance treaties; the incorrect interpretation of changes in legislation; employment related disputes and claims; and commercial disputes with suppliers. The risks are actively managed through the Group Legal Risk framework, which defines minimum standards of control to be applied to minimise the risk of loss.

Compliance

Compliance risk within the Group relates to the risk of non-adherence to legislative requirements, regulations and internal policies and procedures. Responsibility for ensuring adherence to relevant legal and regulatory requirements is vested in individual business managers. They are supported, where appropriate, by business standards functions which assess and confirm the conformance of business processes to these requirements. A Group Compliance function has oversight of the Group's compliance with regulatory requirements and standards, providing policy advice and guidance and oversight of compliance arrangements and responsibilities.

Event

Event risk relates to the potential for loss arising from external significant events such as terrorism, financial crisis, major changes in fiscal systems or disaster. Typically, such events have a low likelihood of occurrence, a material impact and can be difficult to prevent. The Group's risk mitigation focuses on minimising the business disruption and potential financial loss that may ensue from such an event. This includes maintaining a crisis management framework for the management of major incidents, the maintenance and regular testing of detailed business, technical and location recovery plans and the provision of insurance cover for the loss of buildings, contents and IT systems and for the increased cost of working in the event of business disruption.

Fraud

The Group is exposed to the risk of internal fraud, claim related fraud and external action by third parties. The risk of internal fraud is managed through a number of processes including the screening of staff at recruitment, segregation of duties and whistle-blowing policies. The activities of Internal Audit also act to counter the risk. Claims related fraud is managed by ensuring business processes are designed to fully validate claims and ensure that only bona fide claims are settled. The incidence of third party fraud, typically cheque interception and identity theft, is relatively low. Anti-fraud techniques are regularly updated to mitigate these and other threats.

Technology

The Group places a high degree of reliance on IT in its business activities. The failure of IT systems potentially could expose the Group to significant business disruption and loss. To mitigate this risk, standards and methodologies for developing, testing and operating IT systems are maintained. There is a centralised management for development activity and production systems to ensure consistency and adherence to standards. Disaster recovery facilities enable IT operations to be conducted at remote locations in the event of the loss of computer facilities at a head office site. All records are remotely backed up and computer suites are equipped with alternative power sources.

Risk Management – Life and Pensions Business

UK life and pensions

UK life and pensions products are structured as either participating products or non-participating products, including annuities in payment and unit-linked products. The level of shareholders' interest in the value of policies and their share of the related profit or loss varies depending upon the contract structure.

Non-participating contracts

Profits from non-participating business accrue solely to shareholders. Such business is written mainly in the non profit part of the UK LTF. In addition, there is some non-participating business in the with-profits part of the UK LTF.

Protection business (individual and group)

The Group offers protection products which provide mortality or morbidity benefits and may include health, disability, critical illness and accident benefits. These additional benefits are commonly used as supplements to main life policies but can also be sold separately. The benefit amounts would usually be specified in the policy terms. Some sickness benefits are sold to cover the holder's mortgage repayments and are linked to the prevailing mortgage interest rates. In addition to these benefits, some contracts may guarantee premium rates, provide guaranteed insurability benefits and offer policyholders conversion options.

Life savings business

A range of contracts is offered in a variety of different forms to meet customers' long term savings objectives. Policyholders may choose to include a number of protection benefits in their savings contracts. Typically, any guarantees under the contract would only apply on maturity or earlier death. On certain older contracts there may be provisions guaranteeing surrender benefits. Savings contracts may or may not guarantee policyholders an investment return. Where the return is guaranteed, the Group may be exposed to interest rate risk with respect to the backing assets.

Pensions (individual and corporate)

These are long term savings contracts through which policyholders accumulate pension benefits. Some older contracts contain a basic guaranteed benefit expressed as an amount of pension payable or a guaranteed annuity option which exposes the Group to interest rate and longevity risk. These guarantees become more costly during periods when interest rates are low or when annuitant mortality improves faster than expected. The ultimate cost will also depend on the take-up rate of any option and the final form of annuity selected by the policyholder.

Other options provided by these contracts include an open market option on maturity, early retirement and late retirement. The Group would generally have discretion over the terms on which these options are offered.

Annuities

Deferred and immediate annuity contracts are offered. Immediate annuities provide a regular income stream to the policyholder, purchased with a lump sum investment, where the income stream starts immediately after the purchase. The income stream from a deferred annuity is delayed until a specified future date. Bulk annuities are also offered, where the Group manages the assets and accepts the liabilities of a company pension scheme or a life fund.

Non-participating deferred annuities written by the Group do not contain guaranteed cash options.

Annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump-sum capital payment. No surrender value is available under any of these products. The primary risks to the Group from annuity products are therefore mortality improvements and investment risk.

3. RISK MANAGEMENT AND CONTROL continued

There is a block of immediate and deferred annuities within the UK non profit business where benefits are linked to changes in the Retail Price Index (RPI), but with contractual maximum or minimum increases. In particular, most of these annuities have a provision that the annuity will not reduce if RPI falls. The total of such annuities in payment at 31 December 2005 was £190m (2004: £163m). Thus, 1% negative inflation, which was reversed in the following year would result in a guarantee cost of approximately £2m (2004: £2m). Negative inflation sustained over a longer period would give rise to significantly greater guarantee costs.

Key risk factors

(a) Insurance risk

(i) Mortality risk

For contracts providing death benefits, higher mortality rates would lead to an increase in claims costs. For annuity contracts the Group is exposed to the risk that mortality experience is lower than assumed. Lower than expected mortality would require payments to be made for longer and increase the cost of benefits provided. The Group regularly reviews its mortality experience and industry projections of longevity and adjusts the valuation and pricing assumptions accordingly.

The Group is exposed to mortality risk on protection and annuity business. For protection products, the Group has entered into reinsurance arrangements to mitigate this risk and provide financing. Annuity contracts are not generally reassured.

(ii) Persistency

At early durations, lapses and surrenders are likely to result in a loss to the Group, as the acquisition costs associated with the contract would not have been recovered from product margins. Some contracts include surrender penalties to mitigate this risk.

At later durations, once the acquisition costs have been recouped, the effect of lapses and surrenders depends upon the relationship between the exit benefit, if any, and the liability for that contract. Exit benefits are not generally guaranteed and the Group has some discretion in determining the amount of the payment. As a result the effect on profit at later duration is expected to be broadly neutral.

Except for certain term assurances, liabilities are calculated at the valuation date as being the greater of the amount assuming that the contract continues in force until maturity, or, the amount assuming the contract discontinues. For certain term assurance policies, discontinuance within the first four years from inception is more onerous and liabilities have been calculated allowing for withdrawal in the first four years.

There is no persistency risk exposure with respect to annuities in payment. These contracts do not provide a lapse or surrender option.

(iii) Morbidity rates

The cost of health-related claims depends on both the incidence of policyholders becoming ill and the duration over which they remain ill. Higher than expected incidence and duration would increase costs over the level currently assumed in the calculation of liabilities.

(iv) Expense variances

Higher expenses and / or expense inflation will tend to increase the value of the reserves required. The Group is exposed to the risk that its liabilities are not sufficient to cover future expenses.

(v) Geographic concentrations of risk

Insurance risk may be concentrated in geographic regions, altering the risk profile of the Group. The most significant exposure of this type arises for the group protection business, where a single event could result in a large number of related claims. To reduce the overall exposure, current contracts include an 'event limit' which caps the total liability. Additionally, excess of loss reinsurance arrangements further mitigate the exposure.

(vi) Epidemics

The spread of an epidemic could cause large aggregate claims across the Group's portfolio. Quota share reinsurance contracts are used to manage this risk.

(vii) Accumulation of risks

There is limited potential for single incidents to give rise to a large number of claims across the different contract types written by the Group. In particular, there is little significant overlap between the long term and short term insurance business written by the Group. However, there are potentially material correlations of insurance risk with other types of risk exposure. These correlations are difficult to estimate though they would tend to be more acute as the underlying risk scenarios become more extreme. An example of the accumulation of risk is the correlation between reinsurer credit risk with mortality and morbidity exposures.

(b) Market risk

Investment of the assets backing the Group's liabilities reflects the nature of the liabilities being supported. For non-participating business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

Interest rate risk is reduced by managing the duration and maturity structure of each investment portfolio in relation to the estimated duration of the liabilities it supports. A number of derivatives are held to enable the matching of assets and liabilities to further mitigate exposure to interest rate movements, in particular to limit the exposure to any options and guarantees in contracts.

In addition, the exposure to these risks is allowed for in the actuarial valuation of liabilities under these contracts.

(c) Sensitivity analysis

Table 7 shows the impact on pre-tax profit and equity, net of reinsurance, under each sensitivity scenario for the non-participating business written in the non profit part of the UK LTF.

3. RISK MANAGEMENT AND CONTROL continued

TABLE 7 – UK NON PROFIT LIFE AND PENSIONS SENSITIVITY ANALYSIS

	Impact on pre-tax profit net of reinsurance 2005 £m	Impact on equity net of reinsurance 2005 £m
Sensitivity test		
Market interest rate increase of 1%	6	4
Market interest rate decrease of 1%	(10)	(7)
Reduction in the mortality rates for annuitants of 5%	(343)	(240)
Protection claims increasing by 5%	(63)	(44)
Increase in expenses of 10%	(45)	(32)

- In calculating the alternative values, all other assumptions are left unchanged. In practice, items of the Group's experience may be correlated.
- The Group seeks to actively manage its asset and liability position. A change in market conditions would lead to changes in the asset allocation or charging structure which may have a more significant impact on the value of the liabilities. The analysis also ignores any second order effects of the assumption change, including the potential impact on the Group asset and liability position and any second order tax effects.
- The sensitivity of the profit to changes in assumptions may not be linear as implied by these results. They should not be extrapolated to changes of a much larger order.
- The change in market interest rate test assumes a 100 basis point change in the gross redemption yields on UK life and pensions fixed interest securities together with a 100 basis point change in the real yields on variable securities. Valuation interest rates move in line with market yields adjusted to allow for the impact of FSA regulations.

Participating contracts

Participating contracts are supported by the with-profits part of the UK LTF. They offer policyholders the possibility of the payment of benefits in addition to those guaranteed by the contract. The amount and timing of the additional benefits (usually called bonuses) are contractually at the discretion of the Group.

Policyholders and shareholders share in the risks and returns of the with-profits part of the UK LTF. The return to shareholders on virtually all participating products is in the form of a statutory transfer to shareholders' equity, which is analogous to a dividend from the UK LTF and is dependent upon the bonuses credited or declared on policies in that year. The bonus is broadly based on historic and current rates of return on equity, property and fixed income securities, as well as expectations of future investment returns.

UK life and pensions allocates discretionary increases to benefits on its participating contracts in one or both of regular and final bonus form. These bonuses are set in accordance with the principles outlined in Society's Principles and Practices of Financial Management for the management for the with-profits part of the UK LTF. These principles include:

- The with-profits part of the UK LTF will be managed with the objective of ensuring that its assets are sufficient to meet its liabilities without the need for additional capital.
- With-profits policies have no expectation of any distribution from the with-profits part of the UK LTF's inherited estate. The inherited estate is the excess of assets held within the UK LTF over and above the amount required to meet liabilities, including those which arise from the regulatory duty to treat customers fairly in setting discretionary benefits.
- Bonus rates will be smoothed so that some of the short term fluctuations in the value of the investments of the with-profits part of the UK LTF and the business results achieved in the with-profits part of the LTF are not immediately reflected in payments under with-profits policies.

Some older participating contracts include a guaranteed minimum rate of roll up of the policyholder's fund up to the date of retirement or maturity.

The nature of the participating contracts written in the with-profits part of the UK LTF is that more emphasis can be placed on investing to maximise future investment returns. This results in a broader range of investments being held within the fund.

With-profits bonds

These contracts provide an investment return to the policyholder which is determined by the attribution of regular and final bonuses over the duration of the contract. In addition, the contracts provide a death benefit, typically of 101% of the value of units allocated to the policyholder.

Pension contracts

The Group has sold pension contracts containing guaranteed annuity options which expose the Group to an interest rate and longevity risk. The market consistent value of these guarantees carried in the balance sheet is £130m.

Deferred annuity contracts

The Group has written some deferred annuity contracts which have guaranteed minimum pensions. These options expose the Group to interest rate risk as the cost would be expected to increase with interest rates. These guarantees only apply with respect to premiums already received. The market consistent value of these guarantees carried in the balance sheet is £120m.

Key risk factors

The insurance and market risk exposures for participating business are largely the same as those discussed for non-participating contracts. The notable differences in the operation of these contracts are discussed below.

(a) Insurance risk

(i) Persistency

At early durations, the nature of the persistency risks on with-profits business is largely the same as for non-participating business and is influenced mainly by the ability to recover acquisition costs from product margins. At later durations, there is less scope for withdrawal to result in a loss for the Group as these contracts typically provide explicit allowances for market conditions. Allowance for future withdrawals is made in the assessment of participating contract liabilities. The Group is generally exposed to the risk that future withdrawals are lower than assumed, resulting in higher future guarantee costs.

(b) Market risk

The financial risk exposure for participating contracts is different from that for non-participating business. Greater emphasis is placed on investing to maximise future investment returns rather than matching assets to liabilities. This results in holding significant equity and property investments. Lower investment returns increase the costs associated with maturity and investment guarantees provided on these contracts.

These risks are managed by maintaining capital sufficient to cover the consequences of mismatch under a number of adverse scenarios and by the use of derivatives. In addition, different investment strategies are followed for assets backing policyholder asset shares and assets backing other participating liabilities and surplus. The former include significant equity and property holdings, whilst the latter are invested largely in fixed interest securities and are managed so as to provide a partial hedge to movements in fixed interest yields.

3. RISK MANAGEMENT AND CONTROL continued

The methodology used to calculate the liabilities for participating contracts makes allowance for the possibility of adverse changes in investment markets on a basis consistent with the market cost of hedging the guarantees provided. The methodology also makes allowance for the cost of future discretionary benefits, guarantees and options.

The value of future discretionary benefits depends on the return achieved on assets backing these contracts. The asset mix varies with investment conditions reflecting the Group's investment policy, which aims to optimise returns to policyholders over time whilst limiting capital requirements for this business.

The distribution of surplus to shareholders depends upon the bonuses declared within the fund. Typically, bonus rates are set with regard to investment returns although the Group has some discretion setting rates and would normally smooth bonuses over time. The volatility of investment returns could have both a favourable and unfavourable impact on the fund's capital position and its ability to pay bonuses. If future investment conditions were less favourable than anticipated, the lower bonus levels resulting would also reduce future distributions to shareholders.

However, business which is written in the with-profits part of the UK LTF is managed to be self-supporting. Unallocated divisible surplus in the fund would normally be expected to absorb the impact of these investment risks. Only in extreme scenarios, where shareholders were required to provide capital support to the with-profits part of the UK LTF, would these risks affect equity.

The Group's approach to setting bonus rates is designed to treat customers fairly. The approach is set out in Society's Principles and Practices of Financial Management for the with-profits part of the UK LTF. In addition, bonus declarations are also affected by FSA regulations relating to Treating Customers Fairly (TCF), which limit the discretion available when setting bonus rates. The Group's approach to setting bonuses and meeting the FSA's TCF regulations may increase the Group's exposure to market risk should the ability to cut bonuses, during periods when investment returns are poor, be reduced.

(c) Sensitivity analysis

Future bonuses influence both the current capital requirements of the fund and future profitability.

The unallocated divisible surplus is accounted for as a liability. This represents the assets within the with-profits part of the UK LTF in excess of the realistic liabilities which are available to pay future bonuses. Changes in the key underlying variables will affect the value of the assets and liabilities in the fund. The level of unallocated divisible surplus will be adjusted to allow for changes in assets and liabilities and, as a result, there would normally be no impact on shareholders' equity.

In extreme scenarios, shareholders may be called upon to provide additional capital support to the fund. However, the Group has discretion in the management actions it can take with regards to participating policies to mitigate the extent of any additional support required. At 31 December 2005 the assets in the with-profits part of the UK LTF totalled £22,756m with unallocated divisible surplus of £1,527m.

Participating policyholders and shareholders share in all surplus arising in the with-profits part of the UK LTF. 10% of the surplus is normally distributed to shareholders. The risk factors detailed in this section could affect future distributions of surplus and shareholders' 10% share thereof.

Linked contracts

For linked contracts (investment and insurance), there is a direct link between the investments and the obligations. Linked business is written in both the UK LTF and in the long term fund of PMC. The financial risk on these contracts is borne by the policyholders. The Group is, therefore, not exposed to any market risk, currency risk or credit risk for these contracts. The Group's primary exposure to financial risk from these contracts is the risk of volatility in asset management fees due to the impact of interest rate and market price movements on the fair value of the assets held in the linked funds, on which investment management fees are based. The Group is also exposed to the risk of an expense overrun should the market depress the level of charges which could be imposed, although for some contracts the Group has discretion over the level of management charges levied.

International Life and Pensions

Legal & General America (LGA)

The principal products written by LGA are individual term assurance, universal life insurance and smaller blocks of deferred and immediate annuities.

The individual term assurances provide death benefits over the medium to long term. The contracts have level premiums for an initial period with premiums increasing annually thereafter. During the initial period, there is generally an option to convert the contract to a universal life contract. After the initial period, the premium rates are not guaranteed, but cannot exceed the age related guaranteed premium.

Reinsurance is used to reduce the insurance risk on this portfolio and manage liquidity risks, through the reinsurance commission received under quota share arrangements. Reinsurance and securitisation are used to provide regulatory solvency relief (including relief from regulation Triple X). These practices lead to the establishment of reinsurance assets on the Group's balance sheet.

The universal life insurance and deferred annuities provide a savings element. In addition to the savings component, the universal life contract provides substantial death benefits over the medium to long term. The savings element has a guaranteed minimum growth rate. LGA has exposure to loss in the event that interest rates decrease and it is unable to earn enough on the underlying assets to cover the guaranteed rate. LGA is also exposed to loss should interest rates increase, as the underlying market value of assets will generally fall without a change in the surrender value. The reserves for universal life and deferred annuities totalled $799m and $277m respectively at 31 December 2005. The guaranteed interest rates associated with those reserves ranged from 1.5% to 5.5%, with the majority of the policies having a 4% guaranteed rate.

The deferred annuity contracts also contain a provision that, at maturity, a policyholder may move the account value into an immediate annuity, at rates which are either those currently in effect, or rates guaranteed in the contract. The other annuity contracts have similar risks to those in the UK.

Legal & General Netherlands (LGN)

LGN principally writes non-participating individual unit linked savings, protection and annuity business. The unit linked savings business generally includes an element of exposure to mortality risk. The individual term assurances provide death benefits over the medium to long term. Reinsurance is used to reduce the share of insurance risk.

The annuity contracts have similar risks to those in the UK; however, the majority of annuity business has a term of three years or less.

Legal & General France (LGF)

LGF writes a range of long term insurance and investment business through its subsidiaries. The principal products written are life assurance and pensions savings, group protection, annuities and open ended investment vehicles.

3. RISK MANAGEMENT AND CONTROL continued

The group protection business consists of group term assurance, renewable on an annual basis, sickness and disability and medical expenses assurance. The group sickness and disability and medical expense policies integrate with the social security benefits providing a level of top-up to those benefits. Reinsurance is used to manage exposure to large individual and group claims.

The annuity contracts have similar risks to those in the UK.

General Insurance Contracts

LGI offers a range of general insurance contracts, including:

- Household contracts provide cover in respect of policyholders' homes, investment properties, contents, personal belongings and incidental liabilities which they may incur as a property owner, occupier or private individual. Exposure is normally limited to the rebuilding cost of the home, the replacement cost of belongings and a policy limit in respect of liability claims. LGI uses reinsurance to manage the exposure to an accumulation of claims arising from any one incident, usually severe weather. The catastrophe cover reinsures LGI for losses between £25m and £225m (2004: £20m and £210m) for a single weather event.
- Motor insurance contracts provide cover in respect of customers' private cars and their liability to third parties in respect of damage to property and injury. Exposure is normally limited to the replacement value of the vehicle and a policy limit in respect of third party property damage. Exposure to third party bodily injury is unlimited in accordance with statutory requirements.
- Accident, sickness and unemployment (ASU) contracts provide cover in respect of continuing payment liabilities incurred by a customer when they are unable to work as a result of accident, sickness or unemployment. They protect predominantly mortgage payments. Exposure is limited to the monthly payment level selected by the customer sufficient to cover the payment and associated costs, up to the duration limit specified in the policy.
- Healthcare contracts are primarily private medical insurance, which compensate customers for the costs of eligible medical consultations, diagnostic tests, inpatient day care and outpatient treatment up to the limits specified in the policy. They are mainly exposed to the underlying incidence of morbidity, medical claims inflation and advances in medical treatments.
- Domestic mortgage indemnity (DMI) contracts (primarily in run-off) protect a mortgage lender should an insured property be repossessed and subsequently sold at a loss. Since 1993 the contract has included a maximum period of cover of 10 years and a cap on the maximum claim. For business accepted prior to 1993 cover is unlimited and lasts until the insured property is re-mortgaged or redeemed.

Key risk factors

Weather events

Significant weather events, such as windstorms and coastal and river floods, can lead to significant claims.

The insurance of properties which are concentrated in high risk areas, or an above average market share in a particular region, can give rise to a concentration of insurance risk. This risk is managed by ensuring that the risk acceptance policy, terms and premiums both reflect the expected claim cost associated with the location and avoid adverse selection. Additionally, exposure and competitor activity is monitored by location to ensure that there is a geographic spread of business. Catastrophe reinsurance cover reduces the Group's exposure to concentrations of risk. The level of catastrophe cover is selected to manage the risk of an event which would be expected to occur once in every 200 years.

Subsidence

The incidence of subsidence can have a significant impact on the level of claims on household policies. The Group's underwriting and reinsurance strategy mitigates the exposure to concentrations of risk arising from geographic location or adverse selection.

Unlimited motor claims

A single motor policy can cause major multiple liability claims in extreme scenarios. To mitigate this risk, accident excess of loss reinsurance is in place for claims in excess of £1m.

Sensitivity analysis

Table 8 shows material sensitivities for the general insurance business on pre-tax profit and equity, net of reinsurance.

TABLE 8 – GENERAL INSURANCE SENSITIVITY ANALYSIS

	Impact on pre-tax profit net of reinsurance 2005 £m	Impact on equity net of reinsurance 2005 £m
Sensitivity test		
Single storm event with 1 in 200 year probability	**(31)**	**(22)**
Subsidence event – worst claims ratio in last 30 years	**(70)**	**(50)**
Repeat of 1990 recession on ASU/DMI accounts	**(6)**	**(4)**
5% decrease in overall claims ratio	**16**	**11**
5% surplus over claims liabilities	**7**	**5**

For any single event with claims in excess of £25m but less than £225m, the ultimate cost to the Group would be £25m. The impact of a 1-in-300 year event would exceed the catastrophe cover by approximately £20m.

4. OPERATING PROFIT INFORMATION

For UK long term insurance business, operating profit is the accrued distributable transfer from the UK Long Term Fund (LTF) to shareholders, grossed up at the corporate tax rate. For non profit business, it is augmented by the interest paid on the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on shareholders', general insurance and Netherlands' funds held outside the UK LTF. It excludes investment variances and the change in the SRC. The income statement comprises returns to shareholders and excludes policyholders' returns. This supplementary information provides further analysis of the results reported under IFRS and we believe gives shareholders a better understanding of the underlying performance of the business.

In addition to the restatements described in Note 1, the 2004 comparatives for operating profit have also been adjusted for the following items:

- The Netherlands operating profit is affected by various mismatches between asset and liability valuations. An adjustment to partially smooth the investment return fluctuations has been made to the Netherlands operating profit. This reduces the 2004 operating profit by £11m and increases the variation from longer term investment return by the same amount.
- The results of Retail investments and Institutional fund management have been combined to create a new segment called Investment management. The Retail investment operating profit of £4m in 2004 has been reclassified from Other operational income and included in Investment management.

(i) Reconciliation between operating profit and profit from ordinary activities after income tax

	Notes	2005 £m	2004 Restated £m
From continuing operations			
Life and pensions	4 (ii)	**489**	477
Investment management	4 (iii)	**103**	73
General insurance	4 (iv)	**14**	32
Other operational income	4 (v)	**41**	35
Operating profit		**647**	617
Investment return on SRC		**387**	209
Net capital released from non profit business		**478**	95
Distribution of operating profit from non profit business		**(349)**	(324)
		1,163	597
Variation from longer term investment return		**139**	48
Property income attributable to minority interests		**81**	32
Profit from continuing operations before income tax attributable to equity holders		**1,383**	677
Tax		**(371)**	(187)
Profit from continuing operations after tax		**1,012**	490
Profit from discontinued operations		**13**	5
Profit from ordinary activities after tax		**1,025**	495

(ii) Life and pensions operating profit

	2005 £m	2004 Restated £m
With-profits business	**66**	67
Distribution relating to non profit shareholder net worth	**312**	287
Subordinated debt interest	**37**	37
Non profit business	**349**	324
UK	**415**	391
USA	**52**	58
Netherlands	**18**	28
France	**4**	–
	489	477

4. OPERATING PROFIT INFORMATION continued

(iii) Investment management operating profit

	2005 £m	2004 Restated £m
Managed pension funds	**74**	51
Ventures	**4**	4
Property	**4**	3
Retail investments	**7**	4
Other external income	**5**	3
Other income	**9**	8
	103	73

(iv) General insurance operating profit

	2005 £m	2004 £m
From continuing operations		
Household	**7**	22
Other business	**7**	10
	14	32

(v) Other operational income

	2005 £m	2004 Restated £m
Shareholders' other income		
Investment return on ordinary shareholders' equity	**127**	109
Interest expense	**(75)**	(57)
	52	52
Other operations	**(5)**	(4)
Unallocated corporate and development expenses	**(6)**	(13)
	41	35

Other operations principally comprise start up costs arising on the Regulated mortgage network.

(vi) Earnings per share

	Profit/ (loss) 2005 £m	Weighted average number of shares 2005 m	Earnings per share 2005 p	Profit/ (loss) 2004 Restated £m	Weighted average number of shares 2004 m	Earnings per share 2004 Restated p
Operating profit from continuing operations after income tax	**456**	**6,474**	**7.04**	440	6,479	6.79
Variation from longer term investment return	**107**		**1.66**	19		0.30
Change in SRC	**368**		**5.68**	(1)		(0.02)
Profit from discontinued operations	**13**		**0.20**	5		0.08
Distributions on subordinated borrowings designated as equity	**(16)**		**(0.25)**	(12)		(0.19)
Profit attributable to ordinary equity holders/EPS[1]	**928**	**6,474**	**14.33**	451	6,479	6.96

1. Earnings per share

5. NEW BUSINESS (GROSS OF REINSURANCE)

New business is presented for all long term business written by the Group including both insurance and investment contracts.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which are not categorised as new annual premiums.

	Annual 2005 £m	**Single 2005 £m**	Annual 2004 £m	Single 2004 £m
Life and pensions				
UK – Life				
– Individual non-linked	**133**	**169**	154	390
– Individual linked	**5**	**2,082**	6	1,418
– Group non-linked	**70**	**–**	59	–
UK – Pensions				
– Individual non-linked	**5**	**794**	7	966
– Individual linked	**165**	**972**	119	510
– Group non-linked	**4**	**882**	3	456
UK – Life and pensions	**382**	**4,899**	348	3,740
USA	**42**	**–**	54	1
Netherlands	**13**	**158**	12	112
France	**17**	**191**	13	145
	454	**5,248**	427	3,998
Investment management				
Retail investment business				
UK – ISAs	**14**	**422**	20	499
Unit trusts				
– UK	**1**	**2,577**	2	1,066
– France	**–**	**25**	–	22
Institutional fund management				
UK managed pension funds[1]				
– Pooled funds		**14,778**		13,951
– Segregated funds		**240**		1,228
		15,018		15,179
Limited partnerships		**87**		151
Other funds		**2,029**		217
	15	**20,158**	22	17,134
Total new business	**469**	**25,406**	449	21,132

1. Excludes £4.1bn (2004: £5.0bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.

The UK pooled managed funds of £14.8bn (2004: £14.0bn) reported above are classified as fund management contracts. The increase in the fair value of the investment contract liabilities is shown in the income statement. Overseas new business premiums have not been subdivided into contract types on materiality grounds.

There are two classes of business where there is a material difference between gross and net of reinsurance new business; term assurance, which is 57.5% (2004: 59.9%) reinsured, and permanent health insurance, which is 22.6% (2004: 21.9%) reinsured.

5. NEW BUSINESS (GROSS OF REINSURANCE) continued

	Annual 2005 £m	Single 2005 £m	Annual 2004 £m	Single 2004 £m
Comprising:				
Insurance contracts:				
Life and pensions				
– Participating	**5**	**711**	4	1,080
– Non-participating	**263**	**1,263**	285	797
Investment contracts:				
Life and pensions				
– Participating	**21**	**258**	19	235
– Non-participating	**165**	**3,016**	119	1,886
Investment management	**15**	**20,158**	22	17,134
Total new business	**469**	**25,406**	449	21,132

6. SEGMENTAL ANALYSIS

The Group is organised into three main business segments:

- Long term business
- General insurance
- Investment management

Other operations comprise Shareholders' assets, Estate agencies, Regulated mortgage network and Corporate expenses, none of which constitute a separately reportable segment.

(i) Income statement analysed by business segments (primary disclosures)

For the year ended 31 December 2005	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**11,512**	**18,833**	**328**	**559**	**(243)**	**30,989**
Total expenses from continuing operations	**10,373**	**18,724**	**311**	**235**	**(243)**	**29,400**
Profit from continuing operations after income tax	**650**	**71**	**13**	**278**	**–**	**1,012**
Profit from discontinued operations (Note 13)	**–**	**–**	**13**	**–**	**–**	**13**
Inter segment revenue	**–**	**(59)**	**(2)**	**(182)**	**243**	**–**
Depreciation expense incurred during the year	**13**	**1**	**–**	**–**	**–**	**14**

For the year ended 31 December 2004	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total Restated £m
Total revenue from continuing operations	7,907	8,905	307	229	(109)	17,239
Total expenses from continuing operations	7,439	8,795	272	53	(109)	16,450
Profit from continuing operations after income tax	270	50	25	141	–	486
Profit from discontinued operations (Note 13)	4	–	5	–	–	9
Inter segment revenue	–	(55)	(1)	(53)	109	–
Depreciation expense incurred during the year	10	1	–	–	–	11

6. SEGMENTAL ANALYSIS continued

(ii) Balance sheet analysed by business segments (primary disclosures)

As at 31 December 2005	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total assets	**65,146**	**123,304**	**516**	**4,676**	**(1,777)**	**191,865**
Total liabilities	**62,901**	**122,622**	**351**	**2,832**	**(1,777)**	**186,929**
Total equity	**2,245**	**682**	**165**	**1,844**	**–**	**4,936**
Plant and equipment acquired during the year	**21**	**2**	**1**	**–**	**–**	**24**

As at 31 December 2004	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total Restated £m
Total assets	56,130	94,894	732	3,361	(1,511)	153,606
Total liabilities	54,080	94,216	477	2,061	(1,511)	149,323
Total equity	2,050	678	255	1,300	–	4,283
Plant and equipment acquired during the year	10	1	–	–	–	11

(iii) Revenues and assets by geographic segments (secondary disclosures)

31 December 2005	UK £m	USA £m	Netherlands £m	France £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**29,918**	**321**	**362**	**388**	**–**	**30,989**
Segment assets	**186,936**	**2,016**	**1,269**	**1,663**	**(19)**	**191,865**
Plant and equipment acquired during the year	**23**	**–**	**1**	**–**	**–**	**24**

31 December 2004	UK £m	USA £m	Netherlands £m	France £m	Elimination of inter segment amounts £m	Total Restated £m
Total revenue from continuing operations	16,423	260	259	297	–	17,239
Segment assets	149,363	1,756	1,048	1,458	(19)	153,606
Plant and equipment acquired during the year	11	–	–	–	–	11

(iv) Gross written premiums

From continuing operations	2005 £m	2004 £m
UK life and pensions participating business	**485**	686
UK life and pensions non-participating business	**2,428**	2,010
Total UK life and pensions	**2,913**	2,696
USA	**329**	308
Netherlands	**243**	182
France	**265**	204
Total life and pensions	**3,750**	3,390
General insurance business		
Household	**234**	222
Other business	**100**	102
Total general insurance	**334**	324
Total gross written premiums	**4,084**	3,714

Life and pensions gross premiums written by destination are not materially different from gross premiums written by origin. The general insurance premiums arise wholly in the UK.

7. INVESTMENT RETURN

	2005 £m	2004 £m
Financial investment return	**26,093**	12,767
Property investment return	**838**	823
Investment return	**26,931**	13,590

Included within financial investment return is interest income on AFS investments of £23m (2004: £16m). Net gains of £26,018m (2004: £12,703m) have arisen on financial investments designated as FVTPL.
Financial investment return includes fair value gains and losses, dividends and interest received.
Property investment return included £325m (2004: £329m) of rental income.

8. NET CLAIMS AND CHANGE IN INSURANCE LIABILITIES

From continuing operations	Long term insurance 2005 £m	General insurance 2005 £m	Total 2005 £m	Long term insurance 2004 £m	General insurance 2004 £m	Total 2004 £m
Claims paid						
– gross	**3,064**	**198**	**3,262**	2,903	159	3,062
– reinsurance recoveries	**(234)**	**(6)**	**(240)**	(289)	(4)	(293)
	2,830	**192**	**3,022**	2,614	155	2,769
Change in insurance liabilities						
– gross	**3,094**	**11**	**3,105**	1,214	22	1,236
– reinsurance recoveries	**258**	**1**	**259**	278	(2)	276
Net claims and change in insurance liabilities	**6,182**	**204**	**6,386**	4,106	175	4,281

9. OTHER EXPENSES

On 27 May 2005, the Financial Services and Markets Tribunal (the Tribunal) delivered a further decision in the case between Legal & General Assurance Society Limited (Society) and the Financial Services Authority (FSA). The decision builds on the provisional view announced in January 2005 that there should be a reduction in the penalty imposed by the FSA on Society for the charge of endowment mis-selling. The FSA had imposed a penalty of £1.1m. The Tribunal reduced this to £575,000.

10. PROFIT BEFORE INCOME TAX

	2005 £m	2004 £m
The following items have been included in arriving at profit before tax:		
– Depreciation on plant and equipment	**14**	11
– Amortisation of purchased interests in long term business	**4**	4
– Operating lease rentals	**17**	18
– Reinsurance commissions	**(15)**	(26)
– Direct operating expenses arising from investment properties which generate rental income	**28**	28
– Direct operating expenses arising from investment properties which did not generate rental income	**1**	1

During the year, the Group entered into reinsurance arrangements which resulted in profits of £324m (2004: £505m). This profit has been reflected in the consolidated income statement for the year.

11. FOREIGN EXCHANGE AND EXCHANGE RATES

Profit for the year includes foreign exchange gains and losses on financial instruments designated as fair value through profit or loss.
The profit for the year also includes foreign exchange gains of £64m (2004: £18m) arising on conversion to sterling of other assets and liabilities.

Principal rates of exchange used for translation are:

	01.01.05-30.06.05 Average	01.07.05-31.12.05 Average	2005 Year end	01.01.04-30.06.04 Average	01.07.04-31.12.04 Average	2004 Year end
United States Dollar	**1.87**	**1.77**	**1.72**	1.82	1.84	1.92
Euro	**1.46**	**1.47**	**1.46**	1.48	1.46	1.41

12. INCOME TAX EXPENSE

	2005 £m	2004 £m
Current tax		
– Current tax for the year	**350**	209
– Adjustments in respect of prior years	**8**	–
Total current tax	**358**	209
Deferred tax		
– Origination and reversal of temporary differences	**219**	94
Total income tax expense	**577**	303

Represented by:		
Income tax attributable to policyholder returns	**206**	116
Income tax attributable to equity holders	**371**	187
Total income tax expense	**577**	303

The tax assessed for the year is higher (2004: higher) than the standard corporation tax rate applicable to companies operating in the UK of 30% (2004: 30%). The differences are explained below:

	2005 £m	2004 £m
Profit before income tax	**1,589**	789
Income tax calculated at standard UK corporation tax rate	**477**	237
Effects of:		
Income tax relating to policyholder returns	**144**	82
Disallowable expenditure	**–**	5
Capital allowances for the year in excess of depreciation	**–**	(1)
Non taxable income including UK dividends	**(8)**	(7)
Adjustments in respect of prior years	**1**	–
Differences between taxable and accounting investment gains/losses	**(8)**	4
Unrelieved tax losses	**1**	–
Overseas tax	**3**	6
No tax in respect of property income attributable to minority interests	**(24)**	(9)
Lower tax on SRC investment return	**(8)**	(13)
Other	**(1)**	(1)
Total income tax expense	**577**	303

Deferred tax recognised directly in equity		
Relating to net gain or loss recognised directly in equity	**(32)**	(15)
Exchange gains/(losses)	**15**	(8)
Deferred tax recognised directly in equity	**(17)**	(23)

No deferred tax is provided at the incremental rate on the undeclared surplus in the UK Long Term Fund represented by the SRC, on the grounds that, at the balance sheet date, no obligation to make a declaration of surplus actually exists and there is no expectation that such a declaration will occur. The maximum amount of incremental tax which would crystallise on such a declaration of surplus is estimated to be £509m (2004: £619m).

13. DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE

	Gresham 2005 £m	Ventures 2005 £m	Gresham 2004 £m	Ventures 2004 £m
Revenue	**35**	**–**	139	373
Expenses	**(38)**	**–**	(132)	(360)
(Loss)/profit before tax	**(3)**	**–**	7	13
Gain on disposal of Gresham	**15**	**–**	–	–
Income tax attributable to equity holders	**1**	**–**	(2)	(9)
Profit from discontinued operations after income tax	**13**	**–**	5	4

Gresham Insurance Company Limited

On 31 March 2005, the Group sold its 90% stake in its subsidiary Gresham to Barclays Bank Plc for a consideration of £85m, of which £4m was paid in dividends by Gresham and the remainder in cash by Barclays. The transaction resulted in an exceptional profit before tax of £15m (£15m after tax). The fair value of assets disposed and consideration received were as follows:

	2005 £m
Financial investments	**108**
Other assets	**78**
Cash and cash equivalents	**8**
Insurance contract liabilities	**(118)**
Other liabilities	**(10)**
Fair value of net assets disposed	**66**
Total cash consideration received	**81**
Less cash and cash equivalents in Gresham	**(8)**
Net proceeds from disposal of Gresham	**73**

Net cash flows of Gresham attributable to:	2005 £m	2004 £m
Operating activities	**6**	2
Investing activities	**(8)**	(35)
	(2)	(33)

Venture Capital Subsidiaries

During December 2004, the Group committed to reduce its investment in venture capital subsidiaries. These investments ceased to be subsidiaries of the Group in the first half of 2005. The continuing interests of the Group in these subsidiaries are now accounted for as investments. Of the total consideration of £33m due from the sale, £23m has been received and the final instalment of £10m is due for settlement on 30 June 2006. There was no gain or loss on disposal of these investments.

Under IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations', the change in the status of the Group's ownership was accounted for as a disposal of subsidiaries and acquisition of investments whereby, the aggregated assets, liabilities and results of these subsidiaries were presented on single lines within the financial information, as opposed to being consolidated on a line by line basis.

Major classes of non-current assets and liabilities classified as held for sale	2005 £m	2004 £m
Ventures		
Goodwill	**–**	448
Property, plant and equipment	**–**	129
Financial investments	**–**	11
Other debtors	**–**	145
Total assets	**–**	733
Borrowings	**–**	540
Other creditors	**–**	94
Total liabilities	**–**	634

Net cash flows relating to the disposed venture capital subsidiaries are not considered to be material.

14. MINORITY INTERESTS

Minority interests of £81m represent third party interests in property investment vehicles which are consolidated in the Group's results. The 2004 minority interests represent third party interests in property investment vehicles (£31m) and venture capital subsidiaries (£1m).

15. DIVIDENDS AND OTHER DISTRIBUTIONS

	Per share 2005 p	Per share 2004 p	**Total 2005 £m**	Total 2004 Restated £m
Ordinary share dividend paid in the year				
– Prior year final dividend	**3.45**	3.33	**224**	216
– Current year interim dividend	**1.65**	1.61	**107**	105
	5.10	4.94	**331**	321
Distributions paid on subordinated borrowings designated as equity			**16**	12
			347	333
Ordinary share dividend proposed[1]	**3.63**	3.45	**236**	224

1. The dividend proposed has not been included as a liability in the balance sheet.

16. EARNINGS PER SHARE

Earnings per share have been calculated using the weighted average number of ordinary shares in issue and the profits for the financial year. Reconciliations of the earnings and weighted average numbers of shares used in the calculations are set out below:

(i) Based on profit from continuing operations after income tax attributable to ordinary equity holders

	Profit 2005 £m	**Weighted average number of shares 2005 m**	**Earnings per share 2005 p**	Profit 2004 £m	Weighted average number of shares 2004 m	Earnings per share 2004 p
Profit from continuing operations after income tax attributable to ordinary equity holders/EPS	**915**	**6,474**	**14.13**	442	6,479	6.82
Net shares under options allocable for no further consideration	**–**	**38**	**(0.08)**	–	33	(0.03)
Convertible bonds outstanding	**20**	**285**	**(0.29)**	16	285	(0.05)
Diluted profit from continuing operations after income tax attributable to ordinary equity holders/EPS	**935**	**6,797**	**13.76**	458	6,797	6.74

(ii) Based on profit attributable to ordinary equity holders

	Profit 2005 £m	**Weighted average number of shares 2005 m**	**Earnings per share 2005 p**	Profit 2004 £m	Weighted average number of shares 2004 m	Earnings per share 2004 p
Profit attributable to ordinary equity holders/EPS	**928**	**6,474**	**14.33**	451	6,479	6.96
Net shares under options allocable for no further consideration	**–**	**38**	**(0.08)**	–	33	(0.03)
Convertible bonds outstanding	**20**	**285**	**(0.30)**	16	285	(0.06)
Diluted profit attributable to ordinary equity holders/EPS	**948**	**6,797**	**13.95**	467	6,797	6.87

(iii) Discontinued operations

Basic and diluted earnings per share for discontinued operations were 0.20p (2004: 0.14p) and 0.19p (2004: 0.13p) respectively.

17. AUDITORS' REMUNERATION

Fees paid to PricewaterhouseCoopers LLP as auditors amounted to £2.0m (2004: £1.5m). Other fees paid to PricewaterhouseCoopers LLP comprised:

	UK 2005 £m	**Group 2005 £m**	UK 2004 £m	Group 2004 £m
Mandatory audit of regulatory returns	**0.4**	**0.4**	0.4	0.4
Implementation of International Financial Reporting Standards (IFRS)	**0.1**	**0.1**	0.5	0.6
Interim review	**0.1**	**0.1**	0.1	0.1
Other assurance work	**0.5**	**0.5**	0.3	0.3
Tax advisory services	**0.3**	**0.3**	0.1	0.1
Other advisory services	**–**	**–**	0.2	0.2
	1.4	**1.4**	1.6	1.7

Audit fees of £0.2m and non-audit fees of £1.4m were paid to PricewaterhouseCoopers LLP by venture capital subsidiaries in 2004 (2005: £nil).

18. EMPLOYEE INFORMATION

	2005	2004
Average number of staff employed during the year were:		
UK	**8,644**	8,194
Europe	**317**	301
USA	**312**	312
Worldwide employees	**9,273**	8,807

	2005 £m	2004 £m
Aggregate gross remuneration:		
Wages and salaries	**283**	253
Social security costs	**34**	31
Share-based incentive awards	**13**	8
Defined benefit pension costs (Note 42)	**33**	19
Defined contribution pension costs (Note 42)	**16**	12
Aggregate gross remuneration	**379**	323

Venture capital subsidiaries which were held for sale in 2004 employed 7,486 staff and incurred total staff costs of £168m. No operations were held for sale in 2005.

19. SHARE-BASED PAYMENTS

The fair values of the share grants made during the year have been calculated using the following assumptions:

	SAYE	**SAYE**	**PSP**
Award date	1 Apr 05	1 Sep 05	7 Apr 05
Weighted average share price	113p	112p	113p
Weighted average exercise price	94p	90p	n/a
Expected volatility	35.0%	35.0%	n/a
Expected life	3 – 7 years	3 – 7 years	3 years
Risk free investment rate	4.6%	4.1%	n/a
Dividend yield	4.8%	4.6%	4.8%

Expected volatility is a measure of the tendency of a security price to fluctuate in a random, unpredictable manner. Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous ten years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

19. SHARE-BASED PAYMENTS continued

The Group provides the following equity settled share-based long term incentive plans for directors and eligible employees:

Savings-related Share Option Scheme (SAYE)

The SAYE allows employees to enter into a regular savings contract over either three, five or seven years, coupled with a corresponding option over shares of the Group. The grant price is equal to 80% of the quoted market price of the Group shares on the invitation date. Options are normally forfeited if the employee leaves the Group before the options vest.

	Options 2005	**Weighted average exercise price 2005 p**	Options 2004	Weighted average exercise price 2004 p
Outstanding at 1 January	**47,968,315**	**63**	49,816,132	64
Granted during the year	**3,954,778**	**92**	4,673,273	78
Forfeited during the year	**(1,052,309)**	**61**	(5,642,687)	83
Exercised during the year	**(1,281,821)**	**81**	(749,234)	76
Expired during the year	**(2,992,178)**	**92**	(129,169)	98
Outstanding at 31 December	**46,596,785**	**63**	47,968,315	63
Exercisable at 31 December	**482,952**	**105**	687,880	117

The fair values of the SAYE options granted during the year have been estimated using the Black-Scholes model. The assumptions used in the model are shown on page 83. The weighted average fair value of SAYE options granted during the year was 31p (2004: 28p). The Group recognised total expenses of £2m (2004: £2m) related to the SAYE scheme. The intrinsic value of vested SAYE options was £nil (2004: £nil) at the year end. Intrinsic value of a share option is calculated as the current share price less the option price.

Company Share Option Plan (CSOP)/Executive Share Option Scheme (ESOS)

The CSOP, approved by HM Revenue & Customs, and unapproved ESOS schemes were designed to provide a long term incentive to directors and managers of the Group. The number of options granted is based on the manager's level, salary and performance. The options have a ten year life but do not normally vest in the first three years. In order to exercise the options, the Legal & General Total Shareholder Return (TSR) must exceed the median TSR of the FTSE 100 for a period of at least three years commencing on the date of the grant. Options are normally forfeited if the employee leaves the Group before the options vest.

	Options 2005	**Weighted average exercise price 2005 p**	Options 2004	Weighted average exercise price 2004 p
Outstanding at 1 January	**55,122,387**	**131**	55,513,259	130
Granted during the year	**-**	**-**	2,025,000	96
Forfeited during the year	**(399,511)**	**133**	(1,034,806)	135
Exercised during the year	**(180,628)**	**71**	(1,348,336)	45
Expired during the year	**(147,646)**	**155**	(32,730)	(42)
Outstanding at 31 December	**54,394,602**	**131**	55,122,387	131
Exercisable at 31 December	**38,145,502**	**153**	27,504,690	155

The fair values of the options granted under the CSOP/ESOS schemes are estimated using a binomial model, reflecting the historic exercise patterns. The assumptions used in the model are disclosed on page 83. No options were granted in 2005 under these schemes. The weighted average fair value of options granted under these in 2004 was 23p.

The Group recognised total expenses of £1m (2004: £1m) related to the CSOP and ESOS schemes. The intrinsic value of vested share options at the year end was £nil (2004: £nil).

19. SHARE-BASED PAYMENTS continued

Share Bonus Plan (SBP)

SBP awards granted before 2005 gave the recipient the right to receive a fixed number of shares three years after the grant date. SBP grants in 2005 awarded restricted shares which vest with employees three years after the grant date. The 2005 share grant recipients are entitled to both vote and receive dividends. In both cases the rights associated with SBP grants are normally forfeited on leaving the Group.

The fair value of the shares awarded has been calculated as the market value on the grant date. For pre-2005 awards, this has been adjusted by the estimated present value of future dividends to which the holder is not entitled.

During the year, 6,080,335 shares (2004: 6,127,568 shares) were awarded under the SBP scheme. The weighted average fair value of the shares issued was 113p (2004: 81p). The Group recognised a total expense of £4m (2004: £2m) relating to the SBP scheme.

Performance Share Plan (PSP)

Conditional shares can be granted to top managers under the PSP, based upon individual and Company performance. Under the PSP, the number of performance shares transferred to the individual at the end of the three year vesting period is dependant on Legal & General's Total Shareholder Return (TSR) compared with that of the other FTSE 100 companies at the date of the award, measured over the vesting period. The minimum number of performance shares is transferred if the TSR is at median. The number increases proportionately to a maximum of four times the performance shares at or above twentieth position.

The fair value of the granted performance shares has been calculated using a probabilistic model that incorporates the market-based performance conditions within the scheme.

During the year, 2,184,481 (2004: 1,750,000) performance shares were awarded. The weighted average fair value of each award issued was 220p (2004: 183p). The Group recognised a total expense of £3m (2004: £1m) relating to the PSP scheme during the year.

Employee Share Plan (ESP)

Under the ESP, approved by HM Revenue & Customs, permanent UK employees may elect to purchase Group shares from the market at the prevailing market price on a monthly basis. The Group supplements the number of shares purchased by matching the first £20 of the employees' contributions. From time to time, the Group may make a grant of free shares. Both the free and matching shares must be held in trust for three years before they may vest to the employee. After vesting the shares remain within the trust until they are transferred to the employee or the employee leaves the Group. The Trust is consolidated into the results of the Group with the unvested shares disclosed as treasury shares.

The fair value of the granted shares is equal to the market value at the grant date.

During the year, 3,959,530 shares (2004: 3,983,343 shares) were granted under the ESP. The weighted average fair value of the shares issued was 113p (2004: 98p). The Group recognised a total expense of £3m (2004: £2m) relating to the ESP scheme during the year.

Total Recognised Expense

The total recognised expense relating to share based payments in 2005 was £13m (2004: £8m) of which £13m (2004: £8m) related to equity settled share schemes.

Total Options

Options over 100,991,387 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2005 as shown below:

Option price pence per share	Number of shares	Option period ending in	Option price pence per share	Number of shares	Option period ending in
50.01 – 60.00	34,909,028	2006 – 2010	110.01 – 120.00	690,474	2006 – 2012
60.01 – 70.00	–	–	120.01 – 130.00	513,189	2006 – 2009
70.01 – 80.00	20,118,089	2007 – 2013	130.01 – 140.00	62,220	2006
80.01 – 90.00	3,154,819	2006 – 2012	140.01 – 150.00	21,256,084	2011 – 2012
90.01 – 100.00	3,598,780	2008 – 2014	150.01 – 160.00	9,058,564	2010
100.01 – 110.00	361,780	2012 – 2013	160.01 – 170.00	7,268,360	2009

20. PLANT AND EQUIPMENT

	2005 £m	2004 £m
Cost		
At 1 January	**124**	124
Additions	**24**	11
Disposals	**(47)**	(11)
At 31 December	**101**	124
Depreciation		
At 1 January	**101**	98
Provided during the year	**14**	11
Disposals	**(46)**	(8)
At 31 December	**69**	101
Net book value at 31 December	**32**	23

21. INVESTMENT PROPERTY

	Linked 2005 £m	Other 2005 £m	Total 2005 £m	Linked 2004 £m	Other 2004 £m	Total 2004 £m
Movement in fair value						
At 1 January	**1,041**	**3,862**	**4,903**	548	4,642	5,190
Additions	**937**	**70**	**1,007**	420	163	583
Improvements	**19**	**36**	**55**	–	–	–
Disposals	**(16)**	**(607)**	**(623)**	(2)	(1,193)	(1,195)
Fair value gain	**140**	**294**	**434**	75	250	325
Exchange revaluation	**–**	**(2)**	**(2)**	–	–	–
Fair value at 31 December	**2,121**	**3,653**	**5,774**	1,041	3,862	4,903

22. FINANCIAL INVESTMENTS

	Linked 2005 £m	Other 2005 £m	Total 2005 £m	Linked 2004 £m	Other 2004 £m	Total 2004 £m
Financial investments at fair value designated as:						
Fair value through profit or loss	**137,911**	**37,030**	**174,941**	105,477	33,000	138,477
Available-for-sale	**–**	**1,105**	**1,105**	–	1,077	1,077
Held for trading	**4**	**26**	**30**	20	3	23
Financial investments at fair value (i)	**137,915**	**38,161**	**176,076**	105,497	34,080	139,577
Loans and receivables (ii)	**331**	**215**	**546**	199	90	289
Total financial investments	**138,246**	**38,376**	**176,622**	105,696	34,170	139,866
Expected to be settled within 12 months			**20,915**			15,547
Expected to be settled after 12 months			**155,707**			124,319

Investment risks on linked assets are borne by the policyholders.

Financial investments include £63m (2004: £29m) of debt securities pledged as collateral against derivative liabilities. The assets used as collateral are UK gilts having a residual maturity of over 25 years. The Group is entitled to receive all the cash flows from the asset during the period when it is pledged as collateral. Further, there is no obligation to pay or transfer these cash flows to another entity. The Group can decide to substitute the asset which is designated as collateral at any time, provided the relevant terms and conditions of the International Swap Dealers Association (ISDA) agreement are met.

Financial investments have been allocated between current and non-current in line with the expected settlement of the backed liabilities. Assets in excess of the insurance and investment contract liabilities have been classified as non-current.

22. FINANCIAL INVESTMENTS continued

(i) Financial investments at fair value

	Linked 2005 £m	Other 2005 £m	Total 2005 £m	Linked 2004 £m	Other 2004 £m	Total 2004 £m
Equity securities	**89,324**	**12,894**	**102,218**	68,672	11,525	80,197
Debt securities	**48,068**	**24,873**	**72,941**	36,430	22,174	58,604
Accrued interest	**519**	**368**	**887**	375	378	753
Derivative assets (Note 23)	**4**	**26**	**30**	20	3	23
Total financial investments at fair value	**137,915**	**38,161**	**176,076**	105,497	34,080	139,577

Venture capital investments are included within equity securities. £4m (2004: £1m) has been recognised in the income statement in respect of the fair value losses on these investments.

Property investments which are held via partnerships or unit trust vehicles are also included within equity securities. £162m (2004: £111m) has been recognised in the income statement in respect of the movement in fair value of these investments.

Included within linked equity securities are £223m (2004: £197m) of debt instruments which incorporate an embedded derivative linked to the value of the Group share price.

(ii) Loans and receivables

	Linked 2005 £m	Other 2005 £m	Total 2005 £m	Linked 2004 £m	Other 2004 £m	Total 2004 £m
Deposits with credit institutions	**331**	**143**	**474**	199	21	220
Policy loans	**–**	**71**	**71**	–	66	66
Other loans	**–**	**1**	**1**	–	3	3
Total loans and receivables	**331**	**215**	**546**	199	90	289

There are no material differences between the carrying values reflected above and the fair value of these loans.

23. DERIVATIVE ASSETS AND LIABILITIES

	Contract/ notional amount 2005 £m	Fair values Assets 2005 £m	Fair values Liabilities[1] 2005 £m
Non-linked derivatives:			
Convertible debt derivative liability	**525**	**–**	**3**
Interest rate contracts – fair value hedges	**411**	**4**	**–**
Interest rate contracts – cash flow hedges	**20**	**–**	**–**
Interest rate contracts – held for trading	**981**	**6**	**92**
Forward foreign exchange contracts – net investment hedges	**316**	**–**	**3**
Forward foreign exchange contracts – held for trading	**411**	**13**	**–**
Equity/index derivatives – held for trading	**99**	**3**	**–**
Other derivatives – held for trading	**1**	**–**	**–**
Total non-linked derivatives		**26**	**98**
Linked derivatives:			
Interest rate contracts – held for trading	**–**	**2**	**2**
Forward foreign exchange contracts – held for trading	**–**	**–**	**17**
Equity/index derivatives – held for trading	**71**	**2**	**1**
Total linked derivatives		**4**	**20**
Total derivative assets and liabilities		**30**	**118**

1. Derivative liabilities are reported in the balance sheet within other creditors.

23. DERIVATIVE ASSETS AND LIABILITIES continued

	Contract/ notional amount 2004 £m	Fair values Assets 2004 £m	Fair values Liabilities[1] 2004 £m
Non-linked derivatives:			
Convertible debt derivative liability	525	–	4
Interest rate contracts – cash flow hedges	20	–	–
Interest rate contracts – held for trading	571	–	60
Forward foreign exchange contracts – net investment hedges	378	–	1
Forward foreign exchange contracts – held for trading	31	–	1
Equity/index derivatives – held for trading	49	3	–
Total non-linked derivatives		3	66
Linked derivatives:			
Equity/index derivatives – held for trading	424	20	–
Total linked derivatives		20	–
Total derivative assets and liabilities		23	66

1. Derivative liabilities are reported in the balance sheet within other creditors.

The notional amounts of some derivative instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks.

Net Investment Hedges – Forward Foreign Exchange Contracts
The Group hedges part of the foreign exchange translation exposure on its net investment in its overseas subsidiaries, using forward foreign exchange contracts, and designates movements in spot rates as part of the hedging relationship. It recognises the portion of the gain or loss which is determined to be an effective hedge through reserves within shareholders' equity along with the gain or loss on revaluation of the foreign subsidiaries.

Fair Value Hedges – Interest Rate Swap Contracts
The Group uses interest rate swap contracts as hedges of fixed rate loans in particular as hedges of movements in the fair value of a loan due to interest rates.

Cash Flow Hedges – Interest Rate Swap Contracts
The Group uses interest rate swap contracts to hedge the variability of future interest payments on certain floating rate financial instruments. Hedge accounting defers the recognition of gains and losses on the hedging instrument until the cash flow being hedged appears in the income statement.

Derivative Contracts – Held for Trading
The Group uses certain derivative contracts which are effective hedges of economic exposures but are not designated within a formal hedge accounting relationship. Gains and losses on these contracts are recognised immediately in the income statement.

24. REINSURERS' SHARE OF CONTRACT LIABILITIES

	2005 £m	2004 £m
Reinsurers' share of:		
Insurance contract liabilities (Note 35)	**2,664**	2,910
Investment contract liabilities (Note 36)	**115**	67
Reinsurers' share of contract liabilities	**2,779**	2,977

25. PURCHASED INTERESTS IN LONG TERM BUSINESS

	2005 £m	2004 £m
Net balance at 1 January	**24**	30
Amortisation charged to income	**(4)**	(4)
Net exchange difference	**1**	–
Other	**4**	(2)
Net balance at 31 December	**25**	24
Accumulated amortisation at 31 December	**154**	135
To be amortised within 12 months	**5**	6
To be amortised after 12 months	**20**	18

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business which is amortised over its economic life.

26. DEFERRED ACQUISITION COSTS

(i) Analysis of deferred acquisition costs

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Insurance contract deferred acquisition costs (ii)	**897**	**(78)**	772	(71)
Investment contract deferred acquisition costs (iii)	**478**	**–**	300	–
Deferred acquisition costs	**1,375**	**(78)**	1,072	(71)

(ii) Insurance contract deferred acquisition costs

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Balance at 1 January	**772**	**(71)**	881	(69)
Acquisition costs deferred	**238**	**(1)**	224	(12)
Amortisation charged to income	**(244)**	**6**	(322)	10
Increase/(decrease) due to currency translation	**55**	**(8)**	(30)	4
Other	**76**	**(4)**	19	(4)
Balance at 31 December	**897**	**(78)**	772	(71)
To be amortised within 12 months	**214**	**(9)**	207	(10)
To be amortised after 12 months	**683**	**(69)**	565	(61)

(iii) Investment contract deferred acquisition costs

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Balance at 1 January	**300**	**–**	220	–
Acquisition costs deferred	**188**	**–**	98	–
Amortisation charged to income	**(10)**	**–**	(18)	–
Decrease due to currency translation	**(1)**	**–**	–	–
Other	**1**	**–**	–	–
Balance at 31 December	**478**	**–**	300	–
To be amortised within 12 months	**37**	**–**	16	–
To be amortised after 12 months	**441**	**–**	284	–

27. INCOME TAX

	2005 £m	2004 £m
Due within 12 months	**19**	20
Due after 12 months	**60**	–
Income tax recoverable	**79**	20

	2005 £m	2004 £m
Due within 12 months	**301**	230
Due after 12 months	**(104)**	(151)
Income tax payable	**197**	79

28. OTHER DEBTORS

	2005 £m	2004 £m
Reinsurance debtors	**153**	213
Accrued interest and rent	**147**	141
Prepayments and accrued income	**236**	183
Other debtors		
– Linked	**167**	60
– Other	**459**	399
Other debtors	**1,162**	996
Due within 12 months	**1,161**	979
Due after 12 months	**1**	17

29. CASH AND CASH EQUIVALENTS

	2005 £m	2004 £m
Cash at bank and in hand	**181**	107
Cash equivalents	**3,820**	2,885
Cash and cash equivalents	**4,001**	2,992

Cash and cash equivalents include £1,714m held within the with-profits and non profit parts of Society's LTF (2004: £1,257m) which are not available to settle liabilities outside Society's LTF.

30. SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

(i) Share capital and share premium

	Number of shares	2005 £m	2004 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**9,200,000,000**	**230**	230

Issued share capital, fully paid		Share capital £m	Share premium £m
At 1 January 2005	**6,505,959,483**	**163**	**907**
Options exercised under share option schemes			
– Executive share option scheme	**180,628**	**–**	**–**
– Save as you earn scheme	**1,281,821**	**–**	**1**
At 31 December 2005	**6,507,421,932**	**163**	**908**
At 1 January 2004	6,503,861,912	163	906
Options exercised under share option schemes			
– Executive share option scheme	1,343,337	–	1
– Save as you earn scheme	754,234	–	–
At 31 December 2004	6,505,959,483	163	907

There is one class of ordinary shares. All shares issued carry equal voting rights.

(ii) Treasury shares

The Group uses the Employee Share Ownership Trust (ESOT), Employee Share Trust (EST) and the Legal & General Group Employee Share Plan (ESP) to purchase and hold shares of the Group for delivery to employees under various employee share schemes. Shares owned by these vehicles are included at cost in the consolidated balance sheet and are shown as a deduction from shareholders' equity. They are disclosed as treasury shares until they vest to employees. Share-based liabilities to employees may also be settled via purchases directly from the market or by the issue of new shares.

The ESOT has waived its voting rights and its rights to some of the dividends payable on the shares it holds. Dividends payable on the shares held within the EST and the ESP are paid to the employees when the shares are allocated.

	Number of shares	2005 £m	2004 £m
Balance at 1 January	**25,543,720**	**27**	31
Shares purchased	**13,107,893**	**15**	6
Shares vested to employees	**(4,341,163)**	**(6)**	(10)
Balance at 31 December	**34,310,450**	**36**	27

31. OTHER RESERVES

	Currency translation reserve £m	Share-based payments reserve £m	Hedging reserve £m	Available-for-sale reserve £m	Total £m
Balance at 1 January 2005	**10**	**14**	**2**	**12**	**38**
Net change in financial investments designated as AFS	**–**	**–**	**–**	**(10)**	**(10)**
Currency translation differences	**(12)**	**–**	**–**	**2**	**(10)**
Net losses not recognised in income statement	**(12)**	**–**	**–**	**(8)**	**(20)**
Employee share schemes:					
– Value of employee services	**–**	**16**	**–**	**–**	**16**
Balance at 31 December 2005	**(2)**	**30**	**2**	**4**	**34**

	Currency translation reserve £m	Share-based payments reserve £m	Hedging reserve Restated £m	Available-for-sale reserve £m	Total Restated £m
Balance at 1 January 2004	–	5	2	15	22
Net change in financial investments designated as AFS	–	–	–	(2)	(2)
Currency translation differences	10	–	–	(1)	9
Net gains/(losses) not recognised in income statement	10	–	–	(3)	7
Employee share schemes:					
– Value of employee services	–	9	–	–	9
Balance at 31 December 2004	10	14	2	12	38

32. RETAINED EARNINGS

	2005 £m	2004 Restated £m
Balance at 1 January	**2,594**	2,508
Profit for the year	**944**	463
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Actuarial losses on defined benefit pension scheme	**(55)**	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**22**	17
Exchange gains and losses	**30**	(18)
Balance at 31 December	**3,188**	2,594

33. MINORITY INTERESTS

	2005 £m	2004 £m
Balance at 1 January	**214**	159
Disposals	**(10)**	–
Share of net profit in subsidiaries	**81**	32
Net receipts from consolidated investment vehicle partners	**–**	23
Balance at 31 December	**285**	214

34. TOTAL EQUITY

	2005 £m	2004 Restated £m
Balance at 1 January	**4,283**	3,726
Total recognised income and expense for the year	**1,002**	459
Issue of ordinary share capital	**1**	1
Issue of subordinated borrowings designated as equity	**–**	394
Net movements in employee share schemes and treasury shares	**7**	13
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Movements in minority interests including disposals	**(10)**	23
Balance at 31 December	**4,936**	4,283

35. INSURANCE CONTRACT LIABILITIES

(i) Analysis of insurance contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Life and pensions participating insurance contracts (iii)	**13,180**	**(1)**	12,388	(1)
Life and pensions non-participating insurance contracts (iv)	**22,860**	**(2,649)**	20,509	(2,887)
General insurance contracts (v)	**292**	**(14)**	403	(22)
Insurance contract liabilities	**36,332**	**(2,664)**	33,300	(2,910)

(ii) Expected insurance contract net cash flows

	Maturity					
31 December 2005	0-5 years £m	5-15 years £m	15-25 years £m	Over 25 years £m	Total £m	Carrying value £m
Life and pensions participating insurance contracts	**6,366**	**8,068**	**1,592**	**638**	**16,664**	**12,978**
Life and pensions non-participating insurance contracts	**4,378**	**8,774**	**8,422**	**11,165**	**32,739**	**14,598**
General insurance contracts	**278**	**–**	**–**	**–**	**278**	**278**
Insurance contract liabilities	**11,022**	**16,842**	**10,014**	**11,803**	**49,681**	**27,854**

	Maturity					
31 December 2004	0-5 years £m	5-15 years £m	15-25 years £m	Over 25 years £m	Total £m	Carrying value £m
Life and pensions participating insurance contracts	5,064	8,811	1,759	670	16,304	12,226
Life and pensions non-participating insurance contracts	4,253	8,078	7,616	10,333	30,280	12,906
General insurance contracts	381	–	–	–	381	381
Insurance contract liabilities	9,698	16,889	9,375	11,003	46,965	25,513

Insurance contract net cash flows are presented based on the expected date of settlement. Unit linked contracts have been excluded from the table due to the exact matching of cash flows to those of the linked backing assets.

35. INSURANCE CONTRACT LIABILITIES continued

(iii) Movement in participating insurance contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m
Balance at 1 January	**12,388**	**(1)**
New liabilities in the year	**224**	**–**
Liabilities discharged in the year	**(1,142)**	**–**
Unwinding of discount rates	**402**	**–**
Effect of change in non-economic assumptions	**305**	**–**
Effect of change in economic assumptions	**1,148**	**–**
Other	**(145)**	**–**
Balance at 31 December	**13,180**	**(1)**
Expected to be settled within 12 months (net of reinsurance)	**1,153**	
Expected to be settled after 12 months (net of reinsurance)	**12,026**	

The 2003 balance sheet was not restated on adoption of Financial Reporting Standard (FRS) 27, 'Life Assurance'. Therefore the movement in participating contract liabilities has not been shown for the year ended 31 December 2004.

The largest impact of changes to non-economic assumptions was from the strengthening of the provision for claims on the endowment book (£240m). The assumption setting process is outlined in Note 39.

(iv) Movement in non-participating insurance contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Balance at 1 January	**20,509**	**(2,887)**	19,176	(3,177)
New liabilities in the year	**2,370**	**(457)**	2,118	(627)
Liabilities discharged in the year	**(1,350)**	**215**	(1,330)	311
Unwinding of discount rates	**926**	**(225)**	838	(197)
Effect of change in non-economic assumptions	**(709)**	**706**	(620)	774
Effect of change in economic assumptions	**899**	**(1)**	387	–
Foreign exchange adjustments	**95**	**(19)**	(71)	11
Other	**120**	**19**	11	18
Balance at 31 December	**22,860**	**(2,649)**	20,509	(2,887)
Expected to be settled within 12 months (net of reinsurance)	**1,244**		962	
Expected to be settled after 12 months (net of reinsurance)	**18,967**		16,660	

(v) Analysis of general insurance contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Outstanding claims	**97**	**(5)**	127	(5)
Claims incurred but not reported	**45**	**–**	53	(1)
Unearned premiums	**150**	**(9)**	223	(16)
General insurance contract liabilities	**292**	**(14)**	403	(22)

35. INSURANCE CONTRACT LIABILITIES *continued*

(vi) Movement in general insurance claims liabilities

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Balance at 1 January	**180**	**(6)**	148	(4)
Claims arising	**272**	**(6)**	268	(5)
Claims paid	**(219)**	**6**	(231)	4
Adjustments to prior year liabilities	**(38)**	**1**	(5)	(1)
Claims incurred	**195**	**(5)**	180	(6)
Disposal of Gresham	**(53)**	**–**	–	–
Balance at 31 December	**142**	**(5)**	180	(6)
Expected to be settled within 12 months (net of reinsurance)	**91**		108	
Expected to be settled after 12 months (net of reinsurance)	**46**		66	

(vii) Unearned premiums

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Balance at 1 January	**223**	**(16)**	210	(15)
Arising in period	**(145)**	**(9)**	217	(16)
Income and expense in income statement	**150**	**12**	(204)	15
Disposal of Gresham	**(78)**	**4**	–	–
Balance at 31 December	**150**	**(9)**	223	(16)
Expected to be settled within 12 months (net of reinsurance)	**138**		203	
Expected to be settled after 12 months (net of reinsurance)	**3**		4	

(viii) Claims development – general insurance

Changes may occur in the amount of the Group's obligations at the end of a contract period. The top section of each table below illustrates how the estimate of total claims outstanding for each accident year develops over time. The bottom section of the table reconciles the cumulative claims to the amount appearing in the balance sheet. The claims development tables exclude amounts relating to Gresham which was disposed of during the year.

Gross of Reinsurance

Accident year	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m
Estimate of ultimate claims costs:						
– At end of accident year	123	137	147	171	209	
– One year later	112	133	145	166	–	
– Two years later	113	133	141	–	–	
– Three years later	113	132	–	–	–	
– Four years later	112	–	–	–	–	
Estimate of cumulative claims	112	132	141	166	209	760
Cumulative payments	(111)	(128)	(130)	(146)	(116)	(631)
Outstanding claims provision	1	4	11	20	93	129
Prior period outstanding claims						8
Claims handling provision						5
Total claims liabilities recognised in the balance sheet						**142**

35. INSURANCE CONTRACT LIABILITIES continued

(viii) Claims development – general insurance continued

Net of Reinsurance

Accident year	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m
Estimate of ultimate claims costs:						
– At end of accident year	122	134	142	166	204	
– One year later	111	130	140	161	–	
– Two years later	112	130	137	–	–	
– Three years later	112	129	–	–	–	
– Four years later	112	–	–	–	–	
Estimate of cumulative claims	112	129	137	161	204	743
Cumulative payments	(111)	(125)	(126)	(142)	(114)	(618)
Outstanding claims provision	1	4	11	19	90	125
Prior period outstanding claims						7
Claims handling provision						5
Total claims liabilities recognised in the balance sheet						**137**

36. INVESTMENT CONTRACT LIABILITIES

(i) Analysis of investment contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m	Gross 2004 £m	Reinsurance 2004 £m
Participating investment contracts	**7,476**	**(64)**	6,863	(52)
Non-participating investment contracts	**135,804**	**(51)**	103,281	(15)
Investment contract liabilities (ii)	**143,280**	**(115)**	110,144	(67)
Expected to be settled within 12 months (net of reinsurance)	**18,518**		13,434	
Expected to be settled after 12 months (net of reinsurance)	**124,647**		96,643	

The UK participating liabilities are valued under the requirements of FRS 27. There is currently no industry wide consensus on the methodology to fair valuing investment contracts with discretionary participation features. Accordingly the Group is unable to reliably measure the fair value of these contracts.

(ii) Movement in investment contract liabilities

	Gross 2005 £m	Reinsurance 2005 £m
Balance at 1 January	**110,144**	**(67)**
Contributions	**24,542**	**(31)**
Account balances paid on surrender and maturities during the year	**(12,389)**	**1**
Investment return credited and related benefits	**21,289**	**(18)**
Management charges	**(269)**	**–**
Foreign exchange adjustments	**(37)**	**–**
Balance at 31 December	**143,280**	**(115)**

The 2003 balance sheet was not restated on adoption of FRS 27. Therefore, the movement in investment contract liabilities has not been shown for the year ended 31 December 2004.

Fair value movements of £20,483m are included within the income statement arising from movements in investment contract liabilities designated as FVTPL.

37. UNALLOCATED DIVISIBLE SURPLUS

	2005 £m
Balance at 1 January	**1,559**
Transferred from the income statement	360
Actuarial losses on defined benefit pension schemes transferred from the SORIE	(22)
Foreign exchange adjustments	(3)
Balance at 31 December	**1,894**

Unallocated divisible surplus is expected to be allocated after more than 12 months.

The 2003 balance sheet was not restated on adoption of FRS 27. Therefore, the movement in unallocated divisible surplus has not been shown for the year ended 31 December 2004.

38. VALUE OF IN-FORCE NON-PARTICIPATING CONTRACTS

	2005 £m
Balance at 1 January	**434**
Unwind of the discount rate	30
Investment return	39
Change in valuation approach	(53)
Other	(71)
Balance at 31 December	**379**
Expected to be settled within 12 months	39
Expected to be settled after 12 months	340

The change in valuation approach reflects the move to use a market consistent approach to the assessment of value of in-force within the FSA's realistic balance sheet.

The 2003 balance sheet was not restated on adoption of FRS 27. Therefore, the movement in the value of in-force non-participating contracts has not been shown for the year ended 31 December 2004.

39. LONG TERM INSURANCE VALUATION ASSUMPTIONS

Non-participating business

For its non-participating business the Group seeks to make prudent assumptions about its future experience based on current market conditions and recent experience. The approach used to set non-participating assumptions is generally similar to that used to determine the assumptions used for FSA statutory Peak 1, although the actual assumptions may sometimes differ from those used for regulatory reporting purposes. These assumptions incorporate margins to reduce the possibility of actual experience being less favourable than assumed.

Valuation rates of interest and discount rates

The valuation interest rate for each contract type is based on the yield on the assets backing the contract. This yield is the gross redemption yield on fixed interest securities and the running yield on variable interest securities. For corporate debt, yields are adjusted to reflect the risk of default associated with these investments. The adjustment is based on historic published information by credit rating agencies. For equity investments the yield is based on the current dividend yield, adjusted for prudence. For property holdings, yields are based on the rental income payable calculated by considering different categories of tenant separately, adjusted for the possibility of default. Default rates used in the calculation vary by tenant category.

Mortality and morbidity

Mortality and morbidity assumptions are set with reference to standard tables drawn up by the Continuous Mortality Investigation (CMI) of the Institute and Faculty of Actuaries. These tables are based on industry wide experience of the products concerned.

Internal statistical investigations are carried out at least annually to determine the extent to which the Group's experience differs from that of the industry and suggest appropriate adjustments that need to be made to the valuation assumptions.

Persistency

The Group monitors its persistency experience and carries out detailed investigations annually. Persistency can be volatile and past experience may not be an appropriate future indicator.

The Group tries to balance past experience and future conditions by making prudent assumptions about the future long term average persistency levels.

For non profit contracts this prudence is also incorporated into the liabilities by ensuring that they are sufficient to cover the more onerous of the two scenarios where the policies either remain in force until maturity or where they discontinue at the valuation date.

Expenses

The Group monitors its expense experience and carries out detailed investigations regularly to determine the expenses incurred in writing and administering the different products and classes of business. Adjustments may be made for known future changes in the administration processes, in line with the Group's business plan. An allowance for expense inflation in the future is also made, taking account of both salary and price information.

Participating business

For its participating business the Group seeks to establish its liabilities at their realistic value in line with the requirements set out in Financial Reporting Standard (FRS) 27 'Life Assurance'.

Non-economic assumptions are set to represent the Group's best estimates of future experience.

Economic assumptions

Realistic valuation requires a market consistent economic model. The model is calibrated using market data from a variety of market sources. This enables assumptions to be determined for the term structure of risk free interest rates, property and equity volatility. Risk free interest rates are determined with reference to the gilt yield curve on the valuation date increased by ten basis points.

Property volatility is set with reference to historic variations in property prices. Equity volatility is set so that the model reproduces observed market prices of traded equity derivatives. Correlations between asset classes are based on historic data.

Each investment scenario contains a consistent set of assumptions for investment returns and inflation.

Future bonuses

Future reversionary and terminal bonuses are consistent with the bonus policies set out in the Society's Principles and Practices of Financial Management (PPFM) for the with-profits part of the UK LTF.

39. LONG TERM INSURANCE VALUATION ASSUMPTIONS continued

Value of in-force non-participating contracts

The Group makes a deduction from the liabilities for the expected value of future profits arising on non-participating contracts written in the with-profits part of the UK Long Term Fund.

The economic assumptions used to calculate the value of these profits are consistent with those used to calculate liabilities for with-profits participating business. Non-economic assumptions represent best estimates of expected future experience on this business.

Guaranteed annuity options

The guarantees are valued on a market consistent basis. The valuation methodology allows for the correlation between interest rates and the proportion of the policyholders who take up the option.

Guaranteed cash options

The liability is determined assuming that policyholders choose the most valuable alternative between the annuity and cash available at retirement.

The table below sets out the current valuation assumptions used to establish the long term liabilities for Legal & General Assurance Society Limited and Legal & General Assurance (Pensions Management) Limited.

Full disclosure of the valuation assumptions are set out in the Abstract of the Valuation Report contained within the FSA returns.

	2005	2004
Rate of interest/discount rates		
Non-participating business		
Life assurances	**3.00%pa**	3.00%pa
Pension assurances	**3.00 – 4.00%pa**	3.00 – 4.00%pa
Annuities in deferment	**2.65 – 4.45%pa**	2.95 – 4.90%pa
Annuities in deferment (RPI linked; net rate after allowance for inflation)	**0.65 – 1.50%pa**	0.80 – 1.95%pa
Vested annuities	**4.45%pa**	4.90%pa
Vested annuities (RPI linked; net rate after allowance for inflation)	**1.50%pa**	1.95%pa
Participating business		
Risk free rate (10 years)	**4.24%pa**	4.69%pa
Future bonuses	**Determined stochastically in line with bonus policy as stated in PPFM**	Determined stochastically in line with bonus policy as stated in PPFM
UK Equity volatility (10 year option term)	**22.2%**	19.3%
Property volatility	**15.0%**	15.0%
Mortality tables		
Non-participating business		
Non-linked individual term assurances:		
Smokers	**125 – 166% TMS00 / TFS00 Sel 5[1]**	162% TM92 / TF92 Sel 5[1]
Non-smokers	**105 – 110% TMN00 / TFN00 Sel 5[1]**	76% TM92 / TF92 Sel 5[1]
Smoker status uncoded	**140% TM00 / TF00 Sel 5[1]**	95% TM92 / TF92 Sel 5[1]
Non-linked individual term assurances with critical illness	**63 – 108% CIBT93M / F ult Comb[1]**	77 – 135% CIBT93M / F adj-2 yrs[1]
Other non-linked non profit life assurances	**A67 / 70 suitably age adjusted**	A67 / 70 suitably age adjusted
Annuities in deferment	**80% A67 / 70 ult-3 yrs**	80% A67 / 70 ult-3 yrs
Vested annuities[2]		
Bulk purchase annuities	**101 – 104% PCMA00 / PCFA00**	79 – 97% a(55) ult-3 yrs
Other annuities	**48 – 94% PCMA00 / PCFA00**	58 – 99% PMA / PFA 92(c=2001)

1. For term assurance, mortality rates are assumed to increase at a rate of 0.5% pa. For term assurance with critical illness, morbidity rates are assumed to deteriorate at a rate of 1% pa for males and 1.75% pa for females. There is also an allowance for AIDS of 33% Institute of Actuaries AIDS Working Party Bulletin No. 5 projection R6A.
2. For vested annuities, mortality rates are assumed to reduce according to the average of CMI Working Paper 1 projection MC and LC with a minimum of 0.8% pa for males and according to CMI projection MC with a minimum of 0.8% for females. At 31 December 2004 the minimum of 0.8% pa did not apply. For certain annuities a further allowance is made for the effect of initial selection.

39. LONG TERM INSURANCE VALUATION ASSUMPTIONS continued

Premiums – Non-participating Business
For those contracts where the policyholder does not have the right to vary the amount of the premium paid, full credit is taken for the premiums contractually due at the valuation date. For contracts where the policyholder has the option to vary the rate of premium, the provision is taken as being the higher of the amount calculated as if the policyholder continues to make premium payments or, alternatively, ceases to pay premiums altogether.

Persistency – Non-participating Business
Except for certain term assurances valuation liabilities are calculated as being the greater of the liability, assuming that the contract continues in force until maturity, or discontinues at the valuation date. For certain term assurance policies, there is a liability to reinsurers on discontinuance within the first four years from inception and provisions have been calculated assuming lapse rates as follows:

	2005	2004
Year 1	**10%**	10%
Year 2	**15%**	15%
Year 3	**25%**	25%
Year 4	**25%**	25%

For all years after Year 4 a nil lapse rate is assumed.

In calculating the long term business provisions for international long term business operations, local actuarial tables and interest rates are used.

Endowment Reserve
The endowment reserve has been set taking reasonable account of an assessment of the expected future population of complaints, the expected uphold rate for these complaints, the potential impact of any Financial Ombudsman Service decisions on referred complaints and the average compensation per complaint.

40. BORROWINGS

Analysis by Nature

	Principal amount 2005 £m	Coupon rate 2005 %	Fair value 2005 £m	Principal amount 2004 Restated £m	Coupon rate 2004 %	Fair value 2004 £m
Subordinated borrowings designated as equity						
5.875% Sterling undated subordinated notes	**394**	**5.88**	**434**	394	5.88	416
Subordinated borrowings						
4.0% Euro subordinated notes 2025	**415**	**4.00**	**424**	–	–	–
Senior borrowings						
2.75% Sterling convertible bond 2006	**509**	**2.75**	**521**	493	2.75	509
Sterling medium term notes 2031–2041	**608**	**5.87**	**716**	608	5.87	665
Euro commercial paper 2006	**110**	**2.30**	**110**	–	–	–
Bank loans 2006	**6**	**4.90**	**6**	2	4.96	2
Non-recourse financing						
– US Dollar Triple X securitisation 2025	**308**	**4.40**	**308**	275	2.40	275
– Sterling property partnership loans 2011	**93**	**5.50**	**93**	68	5.90	68
Total senior borrowings	**1,634**		**1,754**	1,446		1,519
Total borrowings	**2,443**		**2,612**	1,840		1,935
Total borrowings (excluding non-recourse financing)	**2,042**		**2,211**	1,497		1,592

£75m of interest expense was incurred during the period (2004: £57m).

In June 2005 Legal & General Group Plc issued €600m of 4% dated subordinated notes. The proceeds were swapped into sterling and will be used to repay part of the convertible bond which matures in 2006. The notes are callable on 8 June 2015 and each year thereafter. If not called, the coupon from 8 June 2015 will reset to a floating rate of interest based on prevailing three month Euribor plus 1.7% pa.

In March 2004 Legal & General Group Plc issued £400m of 5.875% undated subordinated notes. These notes are callable on 1 April 2019 and every five years thereafter. If not called, the coupon from 1 April 2019 will be reset to the prevailing five year benchmark gilt yield plus 2.33% pa.

Coupon payments on both subordinated issues may be deferred if no dividend is paid on the Group's ordinary shares.

The undated subordinated notes have been classified as equity because their perpetual nature means that in certain circumstances, interest can be deferred indefinitely.

The Euro dated subordinated notes are treated as lower tier II capital for regulatory purposes and the sterling undated subordinated notes as upper tier II capital.

In November 2004 a subsidiary of Legal & General America issued US$550m of non-recourse debt in the US domestic capital markets to meet the Triple X reserve requirements on the US term insurance business. It is secured on the cash flows related to this business.

The property partnership loans are secured on specific properties.

Of the total borrowings £602m (2004: £602m) is attributed to the SRC.

40. BORROWINGS continued

ANALYSIS BY MATURITY

31 December 2005	Effective interest rate %	Principal amount £m	Maturity Within 1 year £m	1-5 years £m	5-15 years £m	15-25 years £m	Over 25 years £m
Subordinated borrowings designated as equity							
5.875% Sterling undated subordinated notes	**6.03**	**394**	**–**	**–**	**–**	**–**	**394**
Subordinated borrowings							
4.0% Euro subordinated notes 2025	**4.12**	**415**	**–**	**–**	**–**	**415**	**–**
Senior borrowings							
2.75% Sterling convertible bond 2006	**5.67**	**509**	**509**	**–**	**–**	**–**	**–**
Sterling medium term notes 2031–2041	**5.83**	**608**	**–**	**–**	**–**	**–**	**608**
Euro commercial paper 2006	**2.30**	**110**	**110**	**–**	**–**	**–**	**–**
Bank loans 2006	**4.90**	**6**	**6**	**–**	**–**	**–**	**–**
Non-recourse financing							
– US Dollar Triple X securitisation 2025	**4.40**	**308**	**–**	**–**	**–**	**308**	**–**
– Sterling property partnership loans 2011	**5.50**	**93**	**–**	**–**	**93**	**–**	**–**
Total borrowings		**2,443**	**625**	**–**	**93**	**723**	**1,002**

31 December 2004	Effective interest rate %	Principal amount £m	Maturity Within 1 year £m	1-5 years £m	5-15 years £m	15-25 years £m	Over 25 years £m
Subordinated borrowings designated as equity							
5.875% Sterling undated subordinated notes	6.03	394	–	–	–	–	394
Subordinated borrowings							
4.0% Euro subordinated notes 2025	–	–	–	–	–	–	–
Senior borrowings							
2.75% Sterling convertible bond 2006	5.67	493	–	493	–	–	–
Sterling medium term notes 2031-2041	5.83	608	–	–	–	–	608
Euro commercial paper 2006	–	–	–	–	–	–	–
Bank loans 2005	4.96	2	2	–	–	–	–
Non-recourse financing							
– US Dollar Triple X securitisation 2025	2.40	275	–	–	–	275	–
– Sterling property partnership loans 2011	5.90	68	–	–	68	–	–
Total borrowings		1,840	2	493	68	275	1,002

As at 31 December 2005 the Group had in place a five year £1bn syndicated committed revolving credit facility with a number of its key relationship banks. The facility also has two one year extension options at the end of the first two years.

The maturity profile above is calculated on the basis that a facility to refinance a maturing loan is not recognised unless the facility and loan are related. If refinancing under the Group's syndicated facility was recognised, then all amounts shown as repayable within one year would be reclassified as repayable between one and five years.

The effective interest rate is the rate which discounts exactly future cash payments over the life of the borrowing and will include all transaction costs and premium or discount on issue.

40. BORROWINGS continued

Convertible Bonds

In December 2001, the Company issued £525m of convertible bonds due in 2006 which generated net proceeds after expenses of £515m. A coupon of 2.75% is paid semi-annually and the bonds convert into ordinary shares of the Company at a conversion price of 184p per share. The convertible bonds could have been redeemed at the option of the Company, at par, provided the price of the ordinary shares of the Company exceeded 120% of the conversion price. The bonds would, if converted, give rise to the issue of 285,326,086 new ordinary shares representing approximately 4.4% of the current issued ordinary share capital. On conversion, the bonds may be settled in shares or in cash at the option of the Company.

The debt component, net of expenses, of the convertible bond recognised in the balance sheet is calculated as follows:

	2005 £m	2004 £m
At 1 January	**493**	478
Interest expense	**30**	29
Coupons paid	**(14)**	(14)
At 31 December	**509**	493

The fair value of the debt component of the convertible bond at 31 December 2005 amounted to £517m (2004: £505m). Interest expense on the bond is calculated using the effective interest rate of 5.7% on the debt component.

41. EVENTS AFTER THE BALANCE SHEET DATE

On 13 March 2006 Legal & General Group Plc entered into a supplementary trust deed in respect of the £400m undated subordinated notes issued in March 2004. Under the terms of this deed, if regulations change so that the notes no longer qualify to be included in the Group's regulatory capital, the Group cannot exercise its discretion to defer interest. This has had the effect of changing the classification of the notes from equity to liability and coupon payments on the notes from distributions to interest in 2006.

42. PROVISIONS

Retirement Benefit Obligations

Defined contribution plans

The Group operates the following defined contribution pension schemes in the UK and overseas:

- Legal & General Group Personal Pension Plan (UK)
- Legal & General Staff Stakeholder Pension Scheme (UK)
- Regime de Retraite Professionnel (France)

Contributions of £16m (2004: £12m) were expensed during the year in respect of these plans.

Defined benefit plans

The Group operates the following defined benefit pension schemes in the UK and overseas:

- Legal & General Group UK Pension and Assurance Fund (the Fund). The Fund was closed to new members from January 1995; last full actuarial valuation as at 31 December 2004.
- Legal & General Group UK Senior Pension Scheme (the Scheme). The Scheme was, with a few exceptions (principally transfers from the Fund), closed to new members from August 2000; last full actuarial valuation as at 31 December 2004.
- Legal & General America Inc. Cash Balance Plan; last full actuarial valuation as at 31 December 2004.
- Legal & General Nederland Stichting Pensioenfonds; last full actuarial valuation as at 31 December 2005.

The benefits paid from the defined benefit schemes are based on percentages of the employees' final pensionable pay for each year of credited service. The Group has no liability for retirement benefits other than for pensions, except for a small scheme in France (Indemnités de Fin Carrière), which provides lump sum benefits on retirement. The Fund and Scheme account for virtually all of the UK and over 98% of worldwide assets of the Group's defined benefit schemes.

42. PROVISIONS continued

Retirement Benefit Obligations continued

The principal actuarial assumptions for the UK defined benefit scheme were:

	2005 Fund and Scheme %	2004 Fund and Scheme %
Rate used to discount liabilities	**4.70**	5.25
Expected return on plan assets	**6.59**	7.25
Rate of increase in salaries	**3.25**	3.25
Rate of increase in pensions in payment	**3.00**	3.00
Rate of increase in deferred pensions	**4.00**	3.75
Post retirement mortality	**100% PMA/PFA 92MC(c=2010)**	100% PMA/PFA 92MC(c=2010)

	2005 Fund and Scheme £m	2005 Overseas £m	2004 Fund and Scheme £m	2004 Overseas £m
Change in present value of defined benefit obligations				
At 1 January	**(1,089)**	**(17)**	(936)	(15)
Current service cost	**(16)**	**(2)**	(15)	(2)
Interest expense	**(58)**	**(1)**	(52)	–
Plan participants' contributions	**(3)**	**–**	(1)	–
Actuarial loss (recognised in SORIE)	**(154)**	**(1)**	(120)	–
Benefits paid	**36**	**1**	35	–
At 31 December	**(1,284)**	**(20)**	(1,089)	(17)
Change in fair value of plan assets				
At 1 January	**589**	**14**	528	12
Expected return on plan assets	**43**	**1**	41	1
Actuarial gain (recognised in SORIE)	**76**	**–**	36	–
Employer contributions	**31**	**2**	18	1
Plan participants' contributions	**3**	**–**	1	–
Benefits paid	**(36)**	**(1)**	(35)	–
At 31 December	**706**	**16**	589	14
Gross pension obligations included in provisions	**(578)**	**(4)**	(500)	(3)
Annuity obligations insured by Society	**367**	**–**	344	–
Gross defined benefit pension deficit	**(211)**	**(4)**	(156)	(3)
Deferred tax on defined benefit pension deficit	**63**	**1**	48	–
Net defined benefit pension deficit	**(148)**	**(3)**	(108)	(3)

The total amount of actuarial losses net of tax recognised in the statement of recognised income and expense (SORIE) for the year was £55m; cumulative £98m (2004: £43m; cumulative £43m). Actuarial losses net of tax relating to with-profits policyholders of £22m (2004: £17m) have been allocated to the unallocated divisible surplus.

42. PROVISIONS continued

Retirement Benefit Obligations continued

The historic funding and experience adjustments are as follows:

	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligations	**(1,304)**	(1,106)	(951)
Fair value of plan assets	**722**	603	540
Gross pension obligations	**(582)**	(503)	(411)
Experience adjustments on plan liabilities	**(9)**	(9)	(9)
Experience adjustments on plan assets	**76**	36	59

The fair value of the plan assets and expected return at the end of the year is made up as follows:

31 December 2005	**UK £m**	**Expected return %**	**Overseas £m**	**Expected return %**
Equities	**428**	**7.5**	**6**	**8.8**
Bonds	**220**	**4.7**	**7**	**3.8**
Properties	**58**	**7.0**	**–**	**–**
Other investments	**–**	**–**	**3**	**5.4**
	706		**16**	

31 December 2004	UK £m	Expected return %	Overseas £m	Expected return %
Equities	385	8.0	5	8.9
Bonds	154	5.0 – 6.0	6	4.3
Properties	50	7.5	–	–
Other investments	–	–	2	4.7
	589		13	

The expected rate of return for bonds is based on the current yield on a medium to long term AA bond index. The expected rates of return on equities and properties are based on margins over bond yields reflecting risk premiums. The return on plan assets in 2005 was £120m (2004: £66m).

The UK actuarial review at 31 December 2005 showed a deficit of £578m, an increase of £78m from the previous year's deficit of £500m. These amounts are before taking account of annuity obligations insured by Society; including these amounts the deficit increased from £156m to £211m (£108m to £148m after tax). No improvements in benefits were made in 2005. Employer contributions increased to £31m (2004: £18m). Employer contributions of £33m are expected to be paid to the plan during 2006.

The following amounts have been charged/(credited) to the income statement:

	2005 £m	2004 £m
Current service costs	**18**	17
Interest expense	**59**	52
Expected return on plan assets	**(44)**	(42)
Total included in other expenses	**33**	27

43. DEFERRED INCOME LIABILITIES

	2005 £m	2004 £m
Due within 12 months	**46**	21
Due after 12 months	**305**	217
Deferred income liabilities	**351**	238

44. DEFERRED TAX LIABILITIES

The movement in deferred tax liabilities during the year is as follows:

	As at 31 December 2004 £m	Charged/ (credited) to the income statement £m	Charged/ (credited) to equity £m	Movements from disposal of business £m	As at 31 December 2005 £m
Unrealised gains and losses on investments and debt liabilities	**392**	**189**	**(6)**	**(5)**	**570**
Excess of depreciation over capital allowances	**(34)**	**4**	**–**	**–**	**(30)**
Temporary differences between the accounts and tax deduction for expenses	**(21)**	**15**	**13**	**–**	**7**
Temporary differences between the accounts and tax deduction for actuarial reserves	**19**	**28**	**2**	**–**	**49**
Tax losses carried forward	**(11)**	**(24)**	**(2)**	**–**	**(37)**
Temporary differences in relation to the pension fund deficit	**(47)**	**7**	**(24)**	**–**	**(64)**
Other temporary differences	**(3)**	**–**	**–**	**–**	**(3)**
Deferred tax liabilities	**295**	**219**	**(17)**	**(5)**	**492**

	As at 31 December 2003 £m	Charged/ (credited) to the income statement £m	Charged/ (credited) to equity £m	Movements from disposal of business £m	As at 31 December 2004 £m
Unrealised gains and losses on investments and debt liabilities	319	76	(3)	–	392
Excess of depreciation over capital allowances	(36)	2	–	–	(34)
Temporary differences between the accounts and tax deduction for expenses	15	(26)	(10)	–	(21)
Temporary differences between the accounts and tax deduction for actuarial reserves	(10)	28	1	–	19
Tax losses carried forward	(34)	23	–	–	(11)
Temporary differences in relation to the pension fund deficit	(28)	(8)	(11)	–	(47)
Other temporary differences	(2)	(1)	–	–	(3)
Deferred tax liabilities	224	94	(23)	–	295

44. DEFERRED TAX LIABILITIES *continued*

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as the Group is able to control the remittance of earnings to the UK and there is no intention to remit any such earnings to the UK in the foreseeable future if the remittance would trigger any incremental UK tax liability. The maximum estimated temporary differences unprovided for are set out below grouped by country. The calculation of the maximum temporary difference takes no account of any foreign tax suffered on the earnings in the jurisdiction of the foreign entity which may be available by way of double tax relief to reduce any UK tax liability arising on remittance.

	2005 £m	2004 £m
USA	**351**	294
France	**33**	32
	384	326

Unrecognised Deferred Tax Assets

Deferred tax assets have not been recognised in respect of the following items:

The Group has unrelieved trading losses carried forward of £3m (2004: £8m) in its overseas operations. No deferred tax asset has been recognised in respect of these losses as at 31 December 2005 (or 31 December 2004), as it is probable that there will be no suitable profits emerging in future periods against which to relieve them. The potential deferred tax asset unrecognised as at 31 December 2005 is £1m (2004: £3m).

The Group has unrelieved post-cessation losses carried forward of £18m (2004: £18m). No deferred tax asset has been recognised in respect of these losses as at 31 December 2005 (or 31 December 2004), as it is probable that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these losses will only be obtained if there are suitable post-cessation trading profits arising in future periods. The potential deferred tax asset unrecognised as at 31 December 2005 is £5m (2004: £5m).

The Group has surplus non-trading loan relationship deficits carried forward of £17m (2004: non-trading loan relationship deficits and surplus management expenses of £17m). No deferred tax asset has been recognised in respect of these deficits as at 31 December 2005 (or in respect of the deficits and management expenses at 31 December 2004), as it is probable that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these deficits will only be obtained if there are suitable profits arising in future periods. The potential deferred tax asset unrecognised as at 31 December 2005 is £5m (2004: £5m).

The Group has net realised and unrealised capital losses carried forward of £nil (2004: £3m). No deferred tax asset has been recognised in respect of these losses as at 31 December 2005 as it is probable that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these losses will only be obtained if there are suitable profits arising in future periods. The potential deferred tax asset unrecognised as at 31 December 2005 is £nil (2004: £1m).

45. OTHER CREDITORS

	2005 £m	2004 Restated £m
Accruals	**111**	43
Derivative liabilities	**118**	66
Reinsurers' share of deferred acquisition costs	**78**	71
Other	**996**	804
Other creditors	**1,303**	984
Settled within 12 months	**1,138**	855
Settled after 12 months	**165**	129

46. RELATED PARTY TRANSACTIONS

There were no material transactions between directors or key managers and the Legal & General group of companies. All transactions between the Group, its directors and key managers are on commercial terms which are no more favourable than those available to staff in general. Contributions to the post-employment benefit plans are outlined in Note 42. The defined benefit pension scheme has purchased annuity contracts issued by Society for consideration of £37m (2004: £27m) during the year, priced on an arm's length basis.

At 31 December 2005 and 31 December 2004 there were no loans outstanding to officers of the Company.

Key Management Personnel Compensation

The aggregate compensation for key management personnel, including executive and non-executive directors, is as follows:

	2005 **£m**	2004 £m
Wages and salaries	**14**	12
Social security costs	**2**	1
Post-employment benefits	**4**	14
Share-based incentive awards	**4**	2
Key management personnel compensation	**24**	29
Number of key management personnel	**57**	54

Post-employment benefits have been determined as the change in the transfer value of the pension benefits from the previous year end. As at 30 November 2004 a new actuarial basis was introduced for cash equivalent transfer values under the defined benefit pension scheme. This used a new mortality table and a revised approach to the financial assumptions. The effect was a substantial increase in values as at that date. Since then the basis has only been changed in respect of regular adjustments to the financial assumptions, in line with movements in the bond markets.

The Group's investment portfolio includes investments in venture capital, property and financial investments which are held via collective investment vehicles. Net investments into associate investment vehicles totalled £375m during the year (2004: £253m). The Group has outstanding loans to these associates of £12m (2004: £11m) and received investment management fees of £25m during the year (2004: £21m). Distributions from these investment vehicles to the Group totalled £88m (2004: £173m).

47. CONTINGENT LIABILITIES, GUARANTEES AND INDEMNITIES

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph 'liabilities'). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Limited (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

48. COMMITMENTS

(i) Capital commitments

	2005 £m	2004 £m
Authorised and contracted commitments not provided for in respect of investment property development, payable after 31 December		
– Long term business	**44**	98

(ii) Operating lease commitments

	2005 £m	2004 £m
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
– Not later than 1 year	**18**	17
– Later than 1 year and not later than 5 years	**52**	60
– Later than 5 years	**86**	77
	156	154
Future aggregate minimum sublease payments expected to be received under operating subleases	**12**	17
The future aggregate minimum lease receivables under non-cancellable operating leases are as follows:		
– Not later than 1 year	**3**	4
– Later than 1 year and not later than 5 years	**7**	9
– Later than 5 years	**3**	5
	13	18

The Group leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

49. SUBSIDIARIES

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies.

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc[1]	Treasury operations	England and Wales
Legal & General Resources Limited[1]	Provision of services	England and Wales
Legal & General Assurance Society Limited	Long term and general insurance	England and Wales
Legal & General Insurance Limited	General insurance	England and Wales
Legal & General Investment Management Limited	Institutional fund management	England and Wales
Legal & General Assurance (Pensions Management) Limited	Long term business	England and Wales
Legal & General Partnership Services Limited	Provision of services	England and Wales
Legal & General (Portfolio Management Services) Limited	Institutional fund management	England and Wales
Legal & General Property Limited	Property management	England and Wales
Legal & General (Unit Trust Managers) Limited	Unit trust management	England and Wales
Legal & General Estate Agencies Limited	Estate agency	England and Wales
Legal & General Ventures Limited	Venture capital management	England and Wales
Legal & General (France) SA	Long term business	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term business	Netherlands
Banner Life Insurance Company Inc	Long term business	USA
William Penn Life Insurance Company of New York Inc	Long term business	USA
First British American Reinsurance Company Inc	Reinsurance	USA

1. Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The main territory of operation of subsidiaries incorporated in England and Wales is the UK. For overseas subsidiaries, the principal country of operation is the same as the country of incorporation.

The complete list of subsidiary undertakings can be obtained from the registered office at Temple Court, 11 Queen Victoria Street, London, EC4N 4TP.

(ii) Investment vehicles

The following mutual funds and partnerships have been consolidated as a result of the Group's ownership of the majority of the benefits arising from the investment vehicle.

Vehicle name	Vehicle type	Territory	% of equity held by the Group
The Leisure Fund Limited Partnership	Property partnership	UK	49.5
Arlington Business Parks Unit Trust	Property unit trust	Jersey	57.6
Bucklersbury House Unit Trust	Property unit trust	Jersey	100.0
St Giles Court Unit Trust	Property unit trust	Jersey	100.0
Northampton Shopping Centre Unit Trust	Property unit trust	Jersey	100.0
Legal & General Equity Trust	Equity unit trust	UK	81.0
Legal & General High Income Trust	Fixed interest unit trust	UK	60.0
Legal & General Growth Trust	Equity unit trust	UK	72.0
Legal & General UK Smaller Companies Trust	Equity unit trust	UK	70.0
Legal & General European Trust	Equity unit trust	UK	85.0
Legal & General Pacific Index Trust	Equity unit trust	UK	54.0
Legal & General Far Eastern Trust	Equity unit trust	UK	85.0
Legal & General Pacific Growth Trust	Equity unit trust	UK	93.0
Legal & General Japanese Trust	Equity unit trust	UK	74.0
Legal & General North American Trust	Equity unit trust	UK	82.0
Legal & General Global Growth Trust	Equity unit trust	UK	84.0

50. ASSOCIATES AND JOINT VENTURES

The Group has the following significant holdings which have been included as financial investments or investments in associates. The gross assets of these companies are in part funded by borrowings which are non-recourse to the Group.

Company name	Country of incorporation	Accounting treatment	% of equity shares held by the Group
Cofunds (Holdings) Limited	England and Wales	Equity method	25.0
Arlington Business Parks Partnership	England and Wales	FVTPL	57.6
Bracknell Regeneration Limited Partnership	England and Wales	FVTPL	50.5
Industrial Property Investment Fund	England and Wales	FVTPL	27.4
English Cities Fund	England and Wales	FVTPL	37.5
Performance Shopping Centre Limited Partnership	England and Wales	FVTPL	33.3
Meteor Industrial Partnership	England and Wales	FVTPL	49.9
Warrington Retail Unit Trust	England and Wales	FVTPL	25.0
LGV 1 Private Equity Fund Limited Partnership	England and Wales	FVTPL	46.3
LGV 2 Private Equity Fund Limited Partnership	England and Wales	FVTPL	37.1
LGV 3 Private Equity Fund Limited Partnership	England and Wales	FVTPL	46.6
LGV 4 Private Equity Fund Limited Partnership	England and Wales	FVTPL	45.9
Mithras Investment Trust Plc	England and Wales	FVTPL	34.7
Legal & General Ethical Trust	England and Wales	FVTPL	35.0
Legal & General European Index Trust	England and Wales	FVTPL	35.0
Legal & General Japanese Index Trust	England and Wales	FVTPL	34.0
Legal & General US Index Trust	England and Wales	FVTPL	34.0
Legal & General Distribution Trust	England and Wales	FVTPL	46.0

Summarised financial information for associates that are classified as FVTPL is shown below.

	Venture capital £m	Property partnerships £m	Unit trusts £m	Total £m
Aggregate revenues	56	84	271	411
Aggregate profit	30	56	7	93
Gross assets	327	2,604	2,172	5,103
Gross liabilities	4	940	18	962

51. GOODWILL RESULTING FROM ACQUISITIONS

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £70m as at 31 December 2005 (2004: £70m).

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(i) Reconciliation of Income Statement for the year ended 31 December 2004

	Notes	Revenue £m	Expenses £m	Profit after tax and minority interests £m
As reported under UK GAAP (Modified Statutory Solvency Basis)		35,295	34,581	464
Investments valuation	52 (b)	30	10	10
Accounting for investment contracts	52 (c)	(38)	(35)	(18)
Claims equalisation provision	52 (e)	–	(7)	5
Accounting for pension obligations	52 (f)	–	9	(1)
Presentation of borrowings	52 (g)	5	(4)	5
Consolidation of additional entities	52 (h)	45	17	32
Investment contracts – deposit accounting	52 (i)	(17,911)	(17,911)	–
Other adjustments	52 (j)	(48)	(78)	(2)
Amounts classified as discontinuing		(139)	(132)	–
As reported under IFRS		17,239	16,450	495
Minority interests				(32)
Attributed to equity holders of the company				**463**

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(ii) Reconciliation of the Balance Sheet as at 31 December 2004

	As reported UK GAAP (MSSB) £m	Adjustments Restated £m	IFRS Restated £m
Assets			
Investment property	3,741	1,162	4,903
Financial investments	34,595	105,271	139,866
Assets held to cover linked liabilities	108,297	(108,297)	–
Reinsurers' share of contract liabilities	2,977	–	2,977
Deferred acquisition costs	800	272	1,072
Income tax recoverable	–	20	20
Other assets	1,158	(115)	1,043
Non-current assets held for sale	–	733	733
Cash and cash equivalents	67	2,925	2,992
	151,635	1,971	153,606
Equity and liabilities			
Equity holders' capital	3,376	693	4,069
Minority interests	–	214	214
Technical provisions	139,534	(139,534)	–
Participating insurance contracts	–	12,388	12,388
Participating investment contracts	–	6,863	6,863
Unallocated divisible surplus	2,456	(897)	1,559
Value of in-force non-participating contracts	–	(434)	(434)
Non-participating insurance contracts	–	20,912	20,912
Non-participating investment contracts	–	103,281	103,281
Senior borrowings	1,788	(342)	1,446
Provisions	–	503	503
Deferred income liabilities	–	238	238
Deferred tax liabilities	206	89	295
Income tax liabilities	123	(44)	79
Other creditors	4,152	(3,168)	984
Net asset value attributable to unitholders	–	575	575
Non-current liabilities held for sale	–	634	634
	151,635	1,971	153,606

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(iii) Analysis of adjustments to the Balance Sheet as at 31 December 2004

	Dividend recognition (Note a) £m	Investments valuation (Note b) £m	Accounting for investment contracts (Note c) £m	Participating contracts liabilities (Note d) £m	Claims equalisation provision (Note e) £m	Accounting for pension obligations (Note f) £m	Presentation of borrowings (Note g) £m	Consolidation of additional entities (Note h) £m	Other adjustments (Note j) £m	Total adjustments £m
Assets										
Investment property	–	–	–	–	–	–	–	154	1,008	1,162
Financial investments	–	(51)	–	–	–	–	–	501	104,821	105,271
Assets held to cover linked liabilities	–	–	–	–	–	–	–	–	(108,297)	(108,297)
Reinsurers' share of contract liabilities	–	–	–	–	–	–	–	–	–	–
Deferred acquisition costs	–	–	214	(14)	–	–	–	–	72	272
Income tax recoverable	–	–	–	–	–	–	–	–	20	20
Other assets	–	(12)	–	–	–	–	–	42	(145)	(115)
Non-current assets held for sale	–	–	–	–	–	–	–	733	–	733
Cash and cash equivalents	–	–	–	–	–	–	–	102	2,823	2,925
	–	(63)	214	(14)	–	–	–	1,532	302	1,971
Equity and liabilities										
Equity holders' capital	224	44	44	–	36	(67)	413	(14)	13	693
Minority interests	–	–	–	–	–	–	–	206	8	214
Technical provisions	–	–	–	–	–	–	–	–	(139,534)	(139,534)
Participating insurance contracts	–	12	–	1,026	–	–	–	–	11,350	12,388
Participating investment contracts	–	–	–	218	–	–	–	–	6,645	6,863
Unallocated divisible surplus	–	(88)	57	(824)	–	(44)	–	–	2	(897)
Value of in-force non-participating contracts	–	–	–	(434)	–	–	–	–	–	(434)
Non-participating insurance contracts	–	(25)	–	–	(53)	(344)	–	–	21,334	20,912
Non-participating investment contracts	–	(30)	(158)	–	–	–	–	–	103,469	103,281
Senior borrowings	–	–	–	–	–	–	(427)	67	18	(342)
Provisions	–	–	–	–	–	503	–	–	–	503
Deferred income liabilities	–	–	238	–	–	–	–	–	–	238
Deferred tax liabilities	–	26	33	–	16	(48)	9	–	53	89
Income tax liabilities	–	–	–	–	–	–	–	–	(44)	(44)
Other creditors	(224)	(2)	–	–	1	–	5	64	(3,012)	(3,168)
Net asset value attributable to unitholders	–	–	–	–	–	–	–	575	–	575
Non-current liabilities held for sale	–	–	–	–	–	–	–	634	–	634
	–	(63)	214	(14)	–	–	–	1,532	302	1,971

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(iv) Reconciliation of the Balance Sheet as at 1 January 2004

	As reported UK GAAP (MSSB) £m	Adjustments £m	IFRS £m
Assets			
Investment property	4,228	959	5,187
Financial investments	31,040	82,165	113,205
Assets held to cover linked liabilities	84,308	(84,308)	–
Reinsurers' share of contract liabilities	3,249	–	3,249
Deferred acquisition costs	892	145	1,037
Income tax recoverable	–	55	55
Other assets	1,143	(52)	1,091
Non-current assets held for sale	–	507	507
Cash and cash equivalents	65	2,408	2,473
	124,925	1,879	126,804
Equity and liabilities			
Equity holders' capital	3,248	319	3,567
Minority interests	–	159	159
Technical provisions	117,341	(117,341)	–
Participating insurance contracts	–	11,581	11,581
Participating investment contracts	–	6,387	6,387
Unallocated divisible surplus	1,498	(81)	1,417
Non-participating insurance contracts	–	19,535	19,535
Non-participating investment contracts	–	79,637	79,637
Senior borrowings	1,475	464	1,939
Provisions	–	411	411
Deferred income liabilities	–	185	185
Deferred tax liabilities	170	54	224
Income tax liabilities	63	(63)	–
Other creditors	1,130	(289)	841
Net asset value attributable to unitholders	–	466	466
Non-current liabilities held for sale	–	455	455
	124,925	1,879	126,804

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(v) Analysis of adjustments to the Balance Sheet as at 1 January 2004

	Dividend recognition (Note a) £m	Investments valuation (Note b) £m	Accounting for investment contracts (Note c) £m	Claims equalisation provision (Note e) £m	Accounting for pension obligations (Note f) £m	Presentation of borrowings (Note g) £m	Consolidation of additional entities (Note h) £m	Other adjustments (Note j) £m	Total adjustments £m
Assets									
Investment property	–	–	–	–	–	–	875	84	959
Financial investments	–	(75)	–	–	–	–	65	82,175	82,165
Assets held to cover linked liabilities	–	–	–	–	–	–	–	(84,308)	(84,308)
Reinsurers' share of contract liabilities	–	–	–	–	–	–	–	–	–
Deferred acquisition costs	–	–	141	–	–	–	–	4	145
Income tax recoverable	–	–	–	–	–	–	–	55	55
Other assets	–	(8)	–	–	–	–	31	(75)	(52)
Non-current assets held for sale	–	–	–	–	–	–	507	–	507
Cash and cash equivalents	–	–	–	–	–	–	161	2,247	2,408
	–	(83)	141	–	–	–	1,639	182	1,879
Equity and liabilities									
Equity holders' capital	216	36	62	31	(41)	22	(19)	12	319
Minority interests	–	–	–	–	–	–	151	8	159
Technical provisions	–	–	–	–	–	–	–	(117,341)	(117,341)
Participating insurance contracts	–	14	–	–	–	–	–	11,567	11,581
Participating investment contracts	–	–	–	–	–	–	–	6,387	6,387
Unallocated divisible surplus	–	(101)	47	–	(26)	–	–	(1)	(81)
Non-participating insurance contracts	–	(29)	–	(46)	(316)	–	–	19,926	19,535
Non-participating investment contracts	–	(21)	(171)	–	–	–	–	79,829	79,637
Senior borrowings	–	–	–	–	–	(40)	486	18	464
Provisions	–	–	–	–	411	–	–	–	411
Deferred income liabilities	–	–	185	–	–	–	–	–	185
Deferred tax liabilities	–	18	18	14	(28)	9	–	23	54
Income tax liabilities	–	–	–	–	–	–	–	(63)	(63)
Other creditors	(216)	–	–	1	–	9	100	(183)	(289)
Net asset value attributable to unitholders	–	–	–	–	–	–	466	–	466
Non-current liabilities held for sale	–	–	–	–	–	–	455	–	455
	–	(83)	141	–	–	–	1,639	182	1,879

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(vi) Notes to the reconciliation of the Balance Sheet at 31 December 2004, at 1 January 2004 and reconciliation of Income Statement for 2004
The UK GAAP balance sheet has been presented in a format consistent with International Financial Reporting Standards (IFRS). No changes have been made to the previously reported numbers for UK GAAP and the analyses of the adjustments are based on UK GAAP as at 31 December 2004.

(a) Dividend recognition
Under UK GAAP, dividends are accrued in the period to which they relate irrespective of when they are declared or approved. Under International Accounting Standard (IAS) 10, 'Events After the Balance Sheet Date' dividends are only accrued when declared and appropriately approved. This has resulted in an increase in equity holders' capital of £224m at 31 December 2004 (1 January 2004: £216m).

(b) Investments valuation
Under UK GAAP, the investments of Legal & General Group Plc and its subsidiaries (Group) are measured at current value with gains and losses reflected in the income statement with the exception of some overseas investments which are held at amortised cost. Under IAS 39, 'Financial Instruments: Recognition and Measurement', the use of amortised cost is restricted and therefore all of the Group's investments will be valued at fair value. IAS 39 requires fair value for listed investments to be calculated on a bid basis rather than the mid basis used for some of the Group's assets under UK GAAP. This change in valuation is largely offset by a corresponding change to the technical provisions and the unallocated divisible surplus (referred to as the fund for future appropriations under UK GAAP). The net impact is an increase in equity holders' capital of £16m as at 31 December 2004 (1 January 2004: £6m). Profit after tax increases by £10m for the year ended 31 December 2004.

Under IFRS, the movement in fair value of investments is recognised in the income statement except for assets classified as available-for-sale (AFS). Changes in the fair value of AFS assets, other than related impairment and foreign exchange gains and losses, are recognised in a separate component of equity within other reserves. A number of the Group's overseas contracts do not contain discretionary participating features as defined by IFRS 4, 'Insurance Contracts'. Gains and losses on assets backing these contracts, which were previously recognised in the fund for future appropriations under UK GAAP, must now be recognised in equity holders' capital under IFRS. These adjustments have resulted in an increase to equity holders' capital of £28m as at 31 December 2004 (1 January 2004: £30m).

(c) Accounting for investment contracts
Product classification
Under UK GAAP, all contracts written by an insurance company are accounted for on a similar basis irrespective of whether there has been a transfer of significant insurance risk. Under IFRS 4, products must be classified for accounting purposes as either insurance contracts, participating investment contracts or non-participating investment contracts.

Accounting for non-participating investment contracts
Under UK GAAP, the liability under unit linked contracts is measured by reference to the market value of the underlying linked assets plus a prudential regulatory reserve. All of the Group's non-participating investment contracts are unit linked.

Under IFRS, these liabilities must be valued at amortised cost. However, the Group has applied guidance issued by the UK's Accounting Standards Board (ASB). This clarifies that UK insurance companies are able to continue to measure liabilities arising from unit linked investment contracts by reference to the value of the underlying units, assets, share index or reference value and take changes in that value through the income statement. Consequently, under IFRS the unit linked liability is calculated at current value but excludes any prudential reserves. This has resulted in an increase in equity holders' capital of £56m as at 31 December 2004 (1 January 2004: £65m). Profit after tax decreases by £9m for the year ended 31 December 2004.

Revenue and expenses for investment contracts are recognised in accordance with IAS 18, 'Revenue'. Under IAS 18, revenue arising from investment contracts must be recognised as services are provided over the life of the contract and, while only directly attributable incremental acquisition costs are deferred, the introduction of IFRS significantly extends the range of investment contracts where this deferral is appropriate. Also, under IFRS, an explicit deferred income liability is recognised for any front end fees received which relate to services to be provided in future periods. Under UK GAAP no such liability is recognised as front end fees are recognised when received. The net impact of these adjustments is a decrease in equity holders' capital of £12m as at 31 December 2004 (1 January 2004: £3m). Profit after tax decreases by £9m for the year ended 31 December 2004.

(d) Participating contract liabilities
Under IFRS, participating contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices. However, in the UK, the Group has adopted Financial Reporting Standard (FRS) 27, 'Life Assurance' which was issued by the ASB in December 2004. This has been included in the IFRS adjustments discussed above.

Under FRS 27, participating contract liabilities are determined on a realistic basis. This has resulted in an increase in participating

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

contract liabilities of £810m and a reduction in deferred acquisition costs of £14m at 31 December 2004. A corresponding amount has been deducted from the unallocated divisible surplus in accordance with FRS 27. There is no impact on equity holders' capital or profit as a result of this change.

(e) Claims equalisation provision

Under UK GAAP, an equalisation provision is recognised in the individual accounts of general insurance companies to reduce the volatility in results arising from exceptional levels of claims in certain classes of business. Under IFRS, such provisions are not permitted as no liability exists at the balance sheet date. Elimination of the claims equalisation provision results in an increase in equity holders' capital of £36m at 31 December 2004 (1 January 2004: £31m), and an increase of £5m to profit after tax for the year ended 31 December 2004.

(f) Accounting for pension obligations

Under IAS 19, 'Employee Benefits', the defined benefit pension obligation is recognised in the Group's consolidated balance sheet. The amount recognised is the present value of the defined benefit obligation reduced by the fair value of scheme assets. Investments which do not meet the definition of plan assets, because they are insurance policies issued by a subsidiary, are not deducted from the pension scheme obligation, but instead are offset by a reduction to the corresponding liability to the scheme.

Accordingly, the scheme assets of £344m which consist of annuities issued by Society are presented as a deduction from the Group's insurance liabilities, and not deducted from the defined benefit obligation. This presentation, illustrated below has no effect on equity holders' capital.

	2004 £m
Gross pension obligations included in provisions	503
Annuity obligations insured by Society	(344)
Defined benefit pension deficit	159
Deferred tax on defined benefit pension deficit	(48)
Net defined benefit pension deficit	111

Recognition of the defined benefit pension scheme deficit, net of deferred tax, results in a decrease in equity holders' capital at 31 December 2004 of £67m (1 January 2004: £41m), and a decrease in the unallocated divisible surplus of £44m (1 January 2004: £26m), representing amounts allocated to policyholders of participating contracts. The Group has chosen to recognise the total actuarial losses arising in the year of £43m in the Statement of Recognised Income and Expense, and to allocate £17m to the unallocated divisible surplus.

(g) Presentation of borrowings

Under UK GAAP, the convertible bond is recognised as a single instrument in the 31 December 2004 balance sheet at amortised cost of £521m (1 January 2004: £518m).

Under IAS 39, the issuer's right to settle the conversion option in cash is an embedded derivative liability and must be measured at fair value with gains and losses recognised in the income statement. At 31 December 2004, the derivative liability recognised in the balance sheet is £4m (1 January 2004: £9m).

The debt portion of the convertible bond is recorded as a liability at amortised cost on an effective yield basis until extinguished on conversion or on maturity of the bond. The interest amount in the income statement is calculated based on a market rate that would have been applicable for a similar debt instrument with no conversion option. At 31 December 2004, the debt liability recognised in the balance sheet has reduced by £27m (1 January 2004: £40m).

Overall, this change in accounting treatment has resulted in an increase in equity holders' capital of £15m as at 31 December 2004 (1 January 2004: £22m). Profit after tax decreases by £7m for the year ended 31 December 2004.

IAS 32, 'Financial Instruments: Disclosure and Presentation', has required the £400m 5.875% undated subordinated notes be presented as equity, rather than as a liability. The change in classification has resulted in an increase in reported profit after tax for 2004 of £12m, principally due to the corresponding reclassification of interest payments as distributions. The reclassification has also resulted in an increase to equity holders' capital as at 31 December 2004 by £398m (1 January 2004: £nil).

(h) Consolidation of additional entities

IFRS requires the consolidation of certain mutual funds, other investment vehicles and employee share trusts which do not require consolidation under UK GAAP. This arises from a broader definition of when an entity is considered to be under the control of an investor.

Consolidation of mutual funds has resulted in an increase in total assets and liabilities of £623m at 31 December 2004 (1 January 2004: £507m). The third party interest is included in liabilities as net asset value attributable to unitholders. The consolidation of these funds has no impact on equity holders' capital or profit after tax.

Consolidation of property partnerships has resulted in an increase in total assets of £279m (1 January 2004: £666m) and liabilities of £75m at 31 December 2004 (1 January 2004: £526m). Third party interests of £204m at 31 December 2004 (1 January 2004: £140m) in these partnerships are shown as minority interests.

52. IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

Included in the increased liabilities are non-recourse borrowings of £67m at 31 December 2004 (1 January 2004: £486m) which relate to loans secured on specific properties. The decrease in borrowings during the year is due to the conversion of a partnership interest into units in a unit trust structure in July 2004. The consolidation of these funds has no impact on equity holders' capital or profit after tax.

During December 2004, the Group committed to reduce its investment in its venture capital subsidiaries. These investments will cease to be subsidiaries of the Group from 2005 and the continuing interest will be accounted for as investments. Under IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations', the change in status of the Group's ownership is accounted for as a disposal of subsidiaries and an acquisition of investments. The aggregated assets, liabilities and results of these subsidiaries are presented on single lines as opposed to being fully consolidated on a line by line basis. These are presented separately as discontinuing operations in the Group's consolidated income statement and as non-current assets and liabilities held for sale in the consolidated balance sheet.

Consolidation of the employee share trusts, which hold Legal & General Group Plc (Company) shares to satisfy future employee share awards, has resulted in a decrease in equity holders' capital of £14m at 31 December 2004 (1 January 2004: £19m), reflecting their classification as treasury shares.

(i) Investment contracts – deposit accounting

Under UK GAAP, all premiums receivable and claims payable are recognised in the income statement.

Under IFRS, amounts receivable under investment contracts are no longer shown as premiums in the income statement but are treated as deposits and added to investment contract liabilities. Similarly, amounts payable under investment contracts are not recorded as claims in the income statement but as deductions from investment contract liabilities. This is reflected as a reduction in revenue of £17,911m and expenses of £17,911m for the year ended 31 December 2004. There is no impact on equity holders' capital.

(j) Other adjustments

Under UK GAAP, the cost of share awards other than exempted share option plans is recognised over the period to which the employees' service relates. The total cost recognised is equal to the cost to the Group of settling the awards less any contributions received from the employees. Under IFRS 2, 'Share-based Payment', the cost of all share awards is recognised over the vesting period of the share award based on the fair value at the date of the grant. The effect of this change in accounting policy is an increase of £16m in equity holders' capital as at 31 December 2004 (1 January 2004: £7m). There is no impact on profit after tax for the year ended 31 December 2004 as a result of this change.

Changes in deferred tax accounting, the use of average exchange rates for translation of subsidiaries' income statements and the implementation of hedge accounting results in a decrease in equity holders' capital of £3m as at 31 December 2004 (1 January 2004: increase of £5m). Profit after tax decreases by £2m for the year ended 31 December 2004.

A number of adjustments required under IFRS relate primarily to presentational or reclassification changes which have no underlying impact on equity holders' capital.

- Under UK GAAP, the movement in the deferred tax liability relating to assets backing unit linked liabilities is included in the change in technical provisions in the income statement. This treatment is permitted under the ABI SORP applicable for UK GAAP accounts. However, under IFRS, all movements in deferred tax balances (other than movements taken directly to equity) must be included within the income statement tax expense. This has the effect of reducing expenses for the year ended 31 December 2004 by £27m but increasing the income statement tax expense by the same amount.
- Assets held to cover linked liabilities as at 31 December 2004 of £108,297m are no longer disclosed in a single line but are reported in the various asset classifications.
- Technical provisions are reclassified under IFRS as either insurance contract liabilities or investment contract liabilities based on the accounting policy on product classification within Note 1.
- Temporary pension monies as at 31 December 2004 of £3,295m (1 January 2004: £369m) are reclassified under IFRS to investment contract liabilities.

For the year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
From continuing operations			
UK life and pensions	15 (a)	**801**	474
International life and pensions			
– USA		**24**	72
– Netherlands		**43**	30
– France		**33**	11
	15 (a)	**100**	113
		901	587
Investment management		**136**	108
General insurance		**14**	32
Other operational income		**41**	35
Operating profit		**1,092**	762
Variation from longer term investment return		**870**	414
Effect of economic assumption changes		**8**	34
Property income attributable to minority interests		**81**	32
Profit from continuing operations before tax attributable to equity holders		**2,051**	1,242
Tax charge on operating profit		**(314)**	(214)
Tax charge on other profits		**(249)**	(140)
Tax charge on profit on ordinary activities		**(563)**	(354)
Effect of UK tax changes	19	**(276)**	–
Profit from continuing operations after tax		**1,212**	888
Profit from discontinued operations		**13**	5
Profit from ordinary activities after tax		**1,225**	893
Profit attributable to minority interests		**(81)**	(32)
Profit attributable to equity holders of the company		**1,144**	861

	p	p
Earnings per share		
Based on operating profit from continuing operations after tax	**12.02**	8.46
Based on profit attributable to ordinary equity holders	**17.42**	13.10
Diluted earnings per share		
Based on operating profit from continuing operations after tax	**11.74**	8.30
Based on profit attributable to ordinary equity holders	**16.89**	12.72

CONSOLIDATED BALANCE SHEET – EUROPEAN EMBEDDED VALUE BASIS

As at 31 December 2005

	Notes	2005 £m	2004 Restated £m
Assets			
Investments		**186,413**	147,761
Long term in-force business asset		**2,738**	2,535
Other assets		**5,427**	5,088
Non-current assets held for sale		**–**	733
Total assets		**194,578**	156,117
Equity and liabilities			
Ordinary shareholders' equity	15 (f)	**6,970**	6,186
Subordinated borrowings designated as equity		**394**	394
Minority interests		**285**	214
Subordinated borrowings		**415**	–
Unallocated divisible surplus		**1,894**	1,559
Participating contract liabilities		**20,277**	18,817
Non-participating contract liabilities		**158,956**	124,193
Senior borrowings		**1,634**	1,446
Other creditors and provisions		**3,753**	2,674
Non-current liabilities held for sale		**–**	634
Total equity and liabilities		**194,578**	156,117

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE – EUROPEAN EMBEDDED VALUE BASIS

For the year ended 31 December 2005

	2005 £m	2004 Restated £m
Exchange differences on translation of overseas operations	**22**	(10)
Actuarial losses on defined benefit pension scheme	**(55)**	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**22**	17
Net expense recognised directly in equity	**(11)**	(36)
Profit from ordinary activities after tax	**1,225**	893
Total recognised income and expense for the year	**1,214**	857
Attributable to:		
Minority interests	**81**	32
Equity holders of the company	**1,133**	825

1. BASIS OF PREPARATION

The purpose of this section is to set out the detailed methodology for producing the Group's supplementary financial statements. The statements have been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum.

These supplementary financial statements have been audited by PricewaterhouseCoopers LLP and prepared in conjunction with our consulting actuaries – Tillinghast Towers-Perrin and, in the US, Milliman USA.

2. COVERED BUSINESS

The Group uses EEV methodology to value Individual and Group life assurance, pensions and annuity business written in the UK, Continental Europe and the US and within our Investment management business, our UK managed pension funds company.

All other business units are accounted for on the IFRS basis adopted in the primary financial statements.

Under EEV, there is no distinction made between insurance and investment contracts in our life and pensions businesses as there is under IFRS.

3. DESCRIPTION OF METHODOLOGY

The objective of EEV is to provide shareholders with more realistic information on the financial position and current performance of the Group than is provided within the primary financial statements.

The methodology requires assets of an insurance company as reported in the primary financial statements to be attributed between those supporting the covered business and the remainder. The method accounts for assets in the covered business on an EEV basis and the remainder of the Group's assets on the IFRS basis adopted in the primary financial statements.

The EEV methodology recognises as profit from the covered business the total of:

i. cash transfers during the relevant period from the covered business to the remainder of the Group's assets, as determined following a statutory valuation; and
ii. the movement in the present value of the distributable profits to shareholders arising from the covered business over the relevant reporting period.

4. EMBEDDED VALUE

Shareholders' equity on the EEV basis comprises the embedded value of the covered business plus the balance of shareholders' equity on the IFRS basis, less the value included for purchased interests in long term business.

The embedded value is the sum of the shareholder net worth (SNW) and the value of the in-force business (VIF). SNW is defined as those amounts, held either in the UK Long Term Fund (LTF) or by other companies writing long term business, which are regarded either as required capital for the covered business or which represent free surplus within those companies.

The VIF is the present value of the distributable profits to shareholders arising from the covered business, projected using best estimate assumptions, less an appropriate deduction for the cost of holding the required level of capital and the time value of financial options and guarantees (FOGs).

5. SERVICE COMPANIES

All services relating to the UK life and pensions business, including investment management services, are charged on a cost recovery basis.

6. NEW BUSINESS

New business premiums reflect income arising from the sale of new contracts during the reporting period and any changes to existing contracts, which were not anticipated at the outset of the contract. In-force business comprise previously written single premium, regular premium and recurrent single premium contracts.

DWP rebates have not been treated as recurrent and they are included in single premium new business when received.

New business contribution arising from the new business premiums written during the reporting period has been calculated on the same economic and operating assumptions used in the embedded value at the end of the financial period. This has then been rolled forward to the end of the financial period using the risk discount rate applicable at the end of the reporting period.

Traditionally, new business margins have been defined as new business contribution at the end of the reporting period divided by the annual premium equivalent. Under EEV a new measure, the present value of future new business premiums (PVNBP), has been calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for the embedded value at the end of the financial period. A revised new business margin has been defined under EEV as new business contribution at the end of the reporting period divided by the PVNBP. The premium volumes and projection assumptions used to calculate the PVNBP are the same as those used to calculate new business contribution.

7. PROJECTION ASSUMPTIONS

Cash flow projections are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used in the US, where the investments of that subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio of assets and assumes an investment return on reinvestment of surplus cash flows. The assumed discount and inflation rates are consistent with the investment return assumptions.

Detailed projection assumptions including mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business, whether incurred in the covered business or elsewhere in the Group, are allocated to that business. The expense assumptions used for the cash flow projections therefore include the full cost of servicing this business.

8. TAX

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if surplus assets within the covered business were eventually to be distributed.

9. ALLOWANCE FOR RISK

Aggregate risks within the covered business are allowed for through the following principal mechanisms:

i. Setting required capital levels with reference to both the Group's internal risk based capital models, and an assessment of the strength of regulatory reserves in the covered business;
ii. Allowing explicitly for the time value of FOGs within the Group's products; and
iii. Setting risk discount rates by deriving a Group level risk margin to be applied consistently to local risk free rates.

10. REQUIRED CAPITAL AND FREE SURPLUS

Regulatory capital for UK life and pensions business is provided by assets backing the with-profits business or by the SNW. The SNW comprise the Shareholder Retained Capital (SRC) and the Sub-fund.

For UK with-profits business, the required capital will be covered by the surplus within the with-profits part of the fund and no effect will be attributed to shareholders except for the burn-through cost, which is described later. This treatment is consistent with the Principles and Practices of Financial Management for this fund.

For UK non profit business, the required capital will be maintained at no less than the level of the EU minimum solvency requirement. This level together with the margins for adverse deviation in the regulatory reserves is, in aggregate, in excess of internal capital targets assessed in conjunction with the Individual Capital Assessment (ICA).

The SRC is either required to cover EU solvency margin or is encumbered because its distribution to shareholders is restricted due to previous understandings with the FSA. It is therefore classified as required capital and not as free surplus for the purposes of EEV reporting. SRC is valued by assuming it is distributed from the LTF over a 20 year period with allowance for tax payable on distribution. For this purpose, distribution of the SRC is restricted such that there is always sufficient SRC and subordinated debt left to cover the EU solvency margin for in-force non profit business.

The initial strains relating to new non profit business, together with the related EU solvency margin, are supported by releases from existing non profit business and the SRC. As a consequence, the writing of new business defers the release of capital from the SRC to free surplus. Cost of holding required capital is defined as the difference between the value of the required capital and the present value of future releases of that capital. For new business, the cost of capital is taken as the difference in the value of that capital assuming it was available for release immediately and the present value of the future releases of that capital. As the investment return, net of tax, on that capital is less than the risk discount rate, there is a resulting cost of capital which is reflected in the value of new business.

The Sub-fund is also treated as required capital, because its distribution to shareholders is restricted by Legal & General Assurance Society's Articles of Association.

For our UK managed pension funds business, management's capital policy has been used to set the level of required capital. The balance of net assets within the UK managed funds business is treated as free surplus.

For Legal & General America (LGA), the Company Action Level (CAL) of capital has been treated as required capital for modelling purposes. The CAL is the regulatory capital level at which the company would have to take prescribed action, such as submission of plans to the State Insurance Regulator, but would be able to continue operating on the existing basis. The CAL is currently twice the level of capital at which the regulator is permitted to take control of the business.

For Legal & General Netherlands (LGN), required capital has been set at 100% of EU minimum solvency for all products which do not have any related FOGs. For those products with FOGs, capital of between 112.5% and 175% of the EU minimum solvency margin has been used. The level of capital has been determined using risk based capital techniques.

In Legal & General France (LGF), 100% of EU minimum solvency margin has been used for EV modelling purposes for all products both with and without FOGs. The level of capital has been determined using risk based capital techniques.

The contribution from new business for our Overseas businesses reflects an appropriate allowance for the cost of holding the required capital.

11. FINANCIAL OPTIONS AND GUARANTEES

In the UK, all FOGs are within the UK life and pensions business. Under the EEV Principles an allowance for time value of FOGs is required where a financial option exists which is exercisable at the discretion of the policyholder. These types of option principally arise within the with-profits part of the fund and their time value is recognised within the with-profits burn-through cost described below. Additional financial options for non profit business exist only for a small amount of deferred annuity business where guaranteed early retirement and cash commutation terms apply when the policyholder chooses their actual retirement date.

Further financial guarantees exist for non profit business, in relation to index-linked annuities where capped or collared restrictions apply. Due to the nature of these restrictions and how they vary depending on the prevailing inflation conditions we have also treated these as FOGs and recognised a time value cost of FOGs accordingly.

The time value of FOGs has been calculated stochastically using a large number of real world economic scenarios derived from assumptions consistent with the deterministic EEV assumptions and allowing for appropriate management actions where applicable. The management action primarily relates to the setting of bonus rates where, for example, future regular and terminal bonuses on participating business within the projections are set in a manner consistent with expected future returns available on assets deemed to back the policies within the stochastic scenarios.

In recognising the residual value of any projected surplus assets within the with-profits part of the fund in the deterministic projection, it is assumed that terminal bonuses are increased to exhaust all of the assets in the with-profits part of the fund over the future lifetime of the in-force with-profits policies. However, under stochastic modelling there may be some extreme economic scenarios when the total projected assets within the with-profits part of the fund are insufficient to pay all projected policyholder claims and associated costs. The average additional shareholder cost arising from this shortfall has been included in the time value cost of options and guarantees and is referred to as the with-profits burn-through cost.

The same economic scenarios have been used to assess the time value of the financial guarantees for non profit business by using the inflation rate generated in each scenario. The inflation rate used to project index-linked annuities will be constrained in certain real world scenarios, for example, where negative inflation occurs but the annuity payments do not reduce below pre-existing levels. The time value cost of FOGs allows for the projected average cost of these constrained payments for the index-linked annuities and also allows for the small additional cost of the guaranteed early retirement and cash commutation terms for the minority of deferred annuity business where such guarantees have been written.

In the US, FOGs relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is based on the accumulated value of the contract including accrued interest. The crediting rates are discretionary but related to the accounting income for the amortising bond portfolio. The majority of the guaranteed minimum crediting rates are between 4% and 5%. The assets backing these contracts are invested in US dollar denominated fixed interest securities.

In the Netherlands, there are two types of guarantees which have been separately provided for: interest rate guarantees and maturity guarantees. Certain contracts provide an interest rate guarantee where there is a minimum crediting rate based on the higher of 1-year Euribor and the policy guarantee rate. In accordance with market practice, it is expected that guarantees

11. FINANCIAL OPTIONS AND GUARANTEES continued

will be financed from unrealised gains on assets. This guarantee applies on a monthly basis. Certain unit linked contracts provide a guaranteed minimum value at maturity where the maturity amount is the higher of the fund value and a guarantee amount. The fund values for both these contracts are invested in Euro denominated fixed interest securities.

In France, FOGs which have been separately provided for relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is the accumulated value of the contract including accrued bonuses. The bonuses are based on the accounting income for the amortising bond portfolios plus income and releases from realised gains on any equity type investments. Policy liabilities equal guaranteed surrender values. Local statutory accounting rules require the establishment of a specific liability when the accounting income for a company is less than 125% of the guaranteed minimum credited returns although this has never been required. In general, the guaranteed annual bonus rates are between 1.5% and 4.5%.

12. RISK DISCOUNT RATE

The risk discount rate (RDR) is a combination of the risk free rate and a risk margin, which reflects the residual risks inherent in the Group's covered businesses, after taking account of prudential margins in the statutory provisions, the required capital and the specific allowance for FOGs.

The risk margin has been determined based on an assessment of the Group's weighted average cost of capital (WACC). This assessment incorporates a beta for the Group, which measures the correlation of movements in the Group's share price to movements in a relevant index. Beta values therefore allow for the market's assessment of the risks inherent in the business relative to other companies in the chosen index.

The WACC is derived from the Group's cost of equity and debt, and the proportion of equity to debt in the Group's capital structure measured using market values. Each of these three parameters should be forward looking, although informed by historic information. The cost of equity is calculated as the risk free rate plus the equity risk premium for the chosen index multiplied by the Company's beta. Forward looking or adjusted betas make allowance for the observed tendency for betas to revert to 1 and therefore a weighted average of the historic beta and 1 tends to be a better estimate of the Company's beta for the future period. We have computed the WACC using an arithmetical average of forward looking betas against the FTSE 100 index.

The cost of debt used in the WACC calculations takes account of the actual locked-in rates for our senior and subordinated long term debt. For the Group's convertible debt, which matures in 2006, the probability of conversion is considered low given current market conditions. The cost of debt therefore assumes an equivalent long term market cost for this debt based on five year swap rates rather than the actual rate of 2.75%. All debt attracts tax relief at a rate of 30%.

Whilst the WACC approach is a relatively simple and transparent calculation to apply, subjectivity remains within a number of the assumptions. Management believe that the chosen margin, together with the levels of required capital, the inherent strength of the Group's regulatory reserves and the explicit deduction for the cost of options and guarantees, is appropriate to reflect the risks within the covered business.

A similar approach will be adopted when risk margins are reassessed in future periods.

Key assumptions are set out below:

Risk free rate:	Derived from gross redemption yields on relevant gilt portfolio
Equity risk premium	3.0% (UK only)
Property risk premium	2.0% (UK only)
Risk margin	3.0%

The risk margin has been calculated by assuming a debt ratio of 20%, a net cost of debt of 3.9% pa and an average beta of 1.3. In addition, the margin allows specifically for the risks covered by the time value of FOGs (deduction of 0.1%).

13. ANALYSIS OF PROFIT

Operating profit is identified at a level which reflects an assumed longer term level of investment return.

The contribution to operating profit in a period is attributed to four sources:

i. new business;
ii. the management of in-force business;
iii. development costs; and
iv. return on shareholder net worth.

Further profit contributions arise from actual investment return differing from the assumed long term investment return (investment return variances), and from the effect of economic assumption changes.

The contribution from new business represents the value recognised at the end of each period from new business written in that period, after allowing for the actual cost of acquiring the business and of establishing the required technical provisions and reserves and after making allowance for the cost of capital. New business contributions are calculated using closing assumptions.

The contribution from in-force business is calculated using opening assumptions and comprise:

i. expected return – the discount earned from the value of business in-force at the start of the year;
ii. experience variances – the variance in the actual experience over the reporting period from that assumed in the value of business in-force as at the start of the year; and
iii. operating assumption changes – the effects of changes in future assumptions, other than changes in economic assumptions from those used in valuing the business at the start of the year. These changes are made prospectively from the end of the year.

Development costs are associated with investment in building a new enterprise or exceptional development activity over a defined period.

The contribution from SNW comprises the increase in embedded value based on assumptions at the start of the year in respect of:

i. encumbered assets within the covered business – principally the unwind of the discount rate; and
ii. residual assets – the expected investment return.

Further profit contributions arise from actual investment returns differing from the assumed long term investment returns (investment return variances) and from the effect of economic assumption changes.

Investment return variances represent the effect of actual investment performance and changes to investment policy on SNW and in-force business from that assumed at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, beyond the control of management, including associated changes to valuation bases to the extent that they are reflected in revised assumptions.

14. PRESENT VALUE OF NEW BUSINESS PREMIUMS (PVNBP)

For the year ended 31 December 2005	Annual premiums £m	Present value of annual premiums £m	Capitalisation factor	Single premiums £m	PVNBP £m	New business margin %
UK	382	1,722	4.5	4,899	6,621	4.6
International	72	524	7.3	349	873	2.9
	454	2,246		5,248	7,494	4.4

For the year ended 31 December 2004	Annual premiums £m	Present value of annual premiums £m	Capitalisation factor	Single premiums £m	PVNBP £m	New business margin %
UK	348	1,515	4.3	3,740	5,255	4.6
International	79	544	6.9	258	802	4.4
	427	2,059		3,998	6,057	4.6

15. SEGMENTAL ANALYSIS OF RESULTS

(a) Profit from continuing operations after tax from covered business

For the year ended 31 December 2005	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Total £m
Contribution from new business after cost of capital	306	25	331	49	380
Contribution from in-force business:					
– expected return	294	62	356	21	377
– experience variances	89	–	89	25	114
– operating assumption changes	(14)	(5)	(19)	14	(5)
Development costs	(20)	–	(20)	(1)	(21)
Contribution from shareholder net worth	146	18	164	6	170
Operating profit	801	100	901	114	1,015
Variation from longer term investment return	653	53	706	35	741
Effect of economic assumption changes	3	5	8	–	8
Profit from continuing operations before tax	1,457	158	1,615	149	1,764
Tax	(421)	(51)	(472)	(45)	(517)
Effect of UK tax changes	(276)	–	(276)	–	(276)
Profit from continuing operations after tax	760	107	867	104	971

For the year ended 31 December 2004	UK £m	International £m	Life and pensions total £m	Investment management[1] £m	Total £m
Contribution from new business after cost of capital	241	35	276	36	312
Contribution from in-force business:					
– expected return	273	49	322	18	340
– experience variances	46	17	63	15	78
– operating assumption changes	(221)	1	(220)	18	(202)
Development costs	–	–	–	(1)	(1)
Contribution from shareholder net worth	135	11	146	6	152
Operating profit	474	113	587	92	679
Variation from longer term investment return	363	3	366	11	377
Effect of economic assumption changes	15	19	34	–	34
Profit from continuing operations before tax	852	135	987	103	1,090
Tax	(238)	(46)	(284)	(31)	(315)
Profit from continuing operations after tax	614	89	703	72	775

1. For covered business, investment management comprises managed pension funds and is included in the total investment management result of £136m (2004: £108m).

15. SEGMENTAL ANALYSIS OF RESULTS continued

(b) Analysis of experience variances and operating assumption changes

(i) Analysis of experience variances

For the year ended 31 December 2005	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	**2**	**2**	**4**	**15**	**19**
Mortality / Morbidity	**14**	**(7)**	**7**	**–**	**7**
Expenses	**(6)**	**1**	**(5)**	**2**	**(3)**
Other	**79**	**4**	**83**	**8**	**91**
	89	**–**	**89**	**25**	**114**

2005 UK other experience variances of £79m principally comprise the impact of the release of prudent margins as more data is loaded onto the new administration system for Bulk Purchase Annuity business (£73m). 2005 Investment management other experience variances of £8m include the effect of higher average fee rates than assumed.

For the year ended 31 December 2004	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(8)	(5)	(13)	10	(3)
Mortality / Morbidity	30	(5)	25	–	25
Expenses	3	2	5	2	7
Other	21	25	46	3	49
	46	17	63	15	78

2004 UK other experience variances of £21m include the impact of margin releases as a result of loading data onto the new administration system for Bulk Purchase Annuity business (£47m) partially offset by adverse tax variances (-£19m) and other small variances.

(ii) Analysis of operating assumption changes

For the year ended 31 December 2005	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	**30**	**(12)**	**18**	**–**	**18**
Mortality / Morbidity	**11**	**(11)**	**–**	**–**	**–**
Expenses	**(24)**	**4**	**(20)**	**–**	**(20)**
Other	**(31)**	**14**	**(17)**	**14**	**(3)**
	(14)	**(5)**	**(19)**	**14**	**(5)**

2005 UK other operating assumption changes of -£31m relate mainly to reserve strengthening relating to endowment compensation (-£24m). 2005 Investment management other operating assumption changes of £14m arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period.

For the year ended 31 December 2004	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Total £m
Persistency	(4)	3	(1)	–	(1)
Mortality / Morbidity	(116)	(4)	(120)	–	(120)
Expenses	(8)	2	(6)	–	(6)
Other	(93)	–	(93)	18	(75)
	(221)	1	(220)	18	(202)

2004 UK operating assumption changes of -£221m relate primarily to the strengthening of assumptions for annuitant mortality (-£240m). This charge is reflected in mortality / morbidity and as a change to valuation bases included within other assumption changes. Also included in Other is reserve strengthening relating to endowment compensation (-£26m). 2004 Investment management other operating assumption changes of £18m arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period.

15. SEGMENTAL ANALYSIS OF RESULTS continued

(c) Embedded value reconciliation

As at 31 December 2005	UK value of in-force £m	UK shareholder net worth £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Total £m
At 1 January							
Value of in-force business	**2,885**	**-**	**2,885**	**431**	**3,316**	**191**	**3,507**
Shareholder net worth	**-**	**1,560**	**1,560**	**276**	**1,836**	**162**	**1,998**
	2,885	**1,560**	**4,445**	**707**	**5,152**	**353**	**5,505**
Exchange rate movements	**-**	**-**	**-**	**51**	**51**	**-**	**51**
	2,885	**1,560**	**4,445**	**758**	**5,203**	**353**	**5,556**
Profit for the year	**585**	**175**	**760**	**107**	**867**	**104**	**971**
Capital movements	**-**	**-**	**-**	**5**	**5**	**-**	**5**
Distributions relating to:							
With-profits EV	**(46)**		**(46)**				
Non profit EV		**(119)**	**(119)**				
Shareholder net worth EV		**(100)**	**(100)**				
Subordinated debt		**(26)**	**(26)**				
Distributions	**(46)**	**(245)**	**(291)**	**(2)**	**(293)**	**(35)**	**(328)**
Movement in pension deficit	**-**	**(10)**	**(10)**	**-**	**(10)**	**-**	**(10)**
Inter-fund transfer	**(282)**	**282**	**-**	**-**	**-**	**-**	**-**
Embedded value	**3,142**	**1,762**	**4,904**	**868**	**5,772**	**422**	**6,194**
Represented by:							
With-profits	**755**		**755**				
Non profit	**2,387**		**2,387**				
Value of in-force business	**3,142**	**-**	**3,142**	**570**	**3,712**	**238**	**3,950**
Shareholder net worth	**-**	**1,762**	**1,762**	**298**	**2,060**	**184**	**2,244**

As at 31 December 2004	UK value of in-force £m	UK shareholder net worth £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Total £m
At 1 January							
Value of in-force business	2,552	–	2,552	377	2,929	158	3,087
Shareholder net worth	–	1,569	1,569	245	1,814	143	1,957
	2,552	1,569	4,121	622	4,743	301	5,044
Exchange rate movements	–	–	–	(28)	(28)	–	(28)
	2,552	1,569	4,121	594	4,715	301	5,016
Profit for the year	423	191	614	89	703	72	775
Capital movements	–	–	–	25	25	–	25
Distributions relating to:							
With-profits EV	(47)		(47)				
Non profit EV		(117)	(117)				
Shareholder net worth EV		(84)	(84)				
Subordinated debt		(26)	(26)				
Distributions	(47)	(227)	(274)	(1)	(275)	(20)	(295)
Movement in pension deficit	–	(16)	(16)	–	(16)	–	(16)
Inter-fund transfer	(43)	43	–	–	–	–	–
Embedded value	2,885	1,560	4,445	707	5,152	353	5,505
Represented by:							
With-profits	640		640				
Non profit	2,245		2,245				
Value of in-force business	2,885	–	2,885	431	3,316	191	3,507
Shareholder net worth	–	1,560	1,560	276	1,836	162	1,998

1. Investment management comprises managed pension funds and is included in the total Investment management shareholders' equity of £506m (2004: £431m).

15. SEGMENTAL ANALYSIS OF RESULTS continued

(d) Analysis of ordinary shareholders' equity

As at 31 December 2005	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Other operations[1] £m	Total £m
Analysed as:						
IFRS basis ordinary shareholders' equity	**2,560**	**737**	**3,297**	**184**	**776**	**4,257**
Additional retained profit on an EEV basis	**2,344**	**131**	**2,475**	**238**	**–**	**2,713**
Ordinary shareholders' equity on an EEV basis	**4,904**	**868**	**5,772**	**422**	**776**	**6,970**
Comprising:						
Shareholder net worth						
Free surplus	**–**	**148**	**148**	**166**		
Required capital to cover solvency	**689**	**150**	**839**	**18**		
Other required capital	**1,073**	**–**	**1,073**	**–**		
Value of in-force						
Value of in-force business	**3,148**	**618**	**3,766**	**243**		
Cost of capital	**(6)**	**(48)**	**(54)**	**(5)**		

As at 31 December 2004 (Restated)	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management £m	Other operations[1] £m	Total £m
Analysed as:						
IFRS basis ordinary shareholders' equity	2,196	636	2,832	162	681	3,675
Additional retained profit on an EEV basis	2,249	71	2,320	191	–	2,511
Ordinary shareholders' equity on an EEV basis	4,445	707	5,152	353	681	6,186
Comprising:						
Shareholder net worth						
Free surplus	–	166	166	144		
Required capital to cover solvency	676	110	786	18		
Other required capital	884	–	884	–		
Value of in-force						
Value of in-force business	2,893	479	3,372	193		
Cost of capital	(8)	(48)	(56)	(2)		

1. Other Investment management businesses included on an IFRS basis of £84m (2004: £78m) are included in Other operations.

Free surplus is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

Required capital includes any amount of assets attributed to the covered business over and above that required to back liabilities for covered business whose distribution to shareholders is restricted.

15. SEGMENTAL ANALYSIS OF RESULTS continued

(e) Reconciliation of shareholder net worth of covered business

	UK life and pensions 2005 £m	Total 2005 £m	UK life and pensions 2004 £m	Total 2004 £m
Shareholder net worth (SNW)				
SNW of long term operations (IFRS basis)	**2,560**	**3,481**	2,196	2,994
Other assets (IFRS basis)	**–**	**776**	–	681
Ordinary shareholders' equity on the IFRS basis	**2,560**	**4,257**	2,196	3,675
Purchased interests in long term business	**(10)**	**(25)**	(13)	(24)
Sub-fund	**287**	**287**	245	245
Deferred acquisition costs / deferred income liabilities	**(216)**	**(790)**	(242)	(731)
Deferred tax[1]	**(810)**	**(646)**	(480)	(358)
Other[2]	**(49)**	**(63)**	(146)	(128)
Shareholder net worth on the EEV basis	**1,762**	**3,020**	1,560	2,679
Represented by:				
SNW of long term operations (EEV basis)	**1,762**	**2,244**	1,560	1,998
Other assets (IFRS basis)	**–**	**776**	–	681
	1,762	**3,020**	1,560	2,679

1. Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' assets were eventually distributed.
2. Other relates primarily to the different treatment of sterling reserves and other long term reserves under EEV compared with IFRS.

(f) Ordinary shareholders' equity

	Covered business EEV basis 2005 £m	Other business IFRS basis 2005 £m	Total 2005 £m	Covered business EEV basis 2004 £m	Other business IFRS basis 2004 Restated £m	Total 2004 Restated £m
UK[1]	**4,904**	**–**	**4,904**	4,445	–	4,445
Society shareholder capital[2]	**–**	**1,896**	**1,896**	–	1,973	1,973
	4,904	**1,896**	**6,800**	4,445	1,973	6,418
Embedded value of international life and pensions business						
– USA	**566**	**–**	**566**	489	–	489
– Netherlands	**192**	**–**	**192**	139	–	139
– France	**110**	**–**	**110**	79	–	79
	5,772	**1,896**	**7,668**	5,152	1,973	7,125
Investment management	**422**	**84**	**506**	353	78	431
	6,194	**1,980**	**8,174**	5,505	2,051	7,556
General insurance	**–**	**167**	**167**	–	247	247
Corporate funds[3]	**–**	**(1,371)**	**(1,371)**	–	(1,617)	(1,617)
	6,194	**776**	**6,970**	5,505	681	6,186

1. Includes £602m of intra-group subordinated debt capital attributed to the SRC.
2. Represents surplus capital held outside the UK LTF, including the rights issue proceeds.
3. Includes the convertible debt of £509m (2004: £493m) and £602m of senior debt which has been on lent to the UK LTF.

15. SEGMENTAL ANALYSIS OF RESULTS continued

(f) Ordinary shareholders' equity continued

	2005 £m	2004 Restated £m
Movement		
At 1 January	**6,186**	5,657
Total recognised income and expense for the year	**1,133**	825
Issue of ordinary share capital	**1**	1
Net movements in employee share schemes and treasury shares	**7**	13
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Movements in minority interests including disposals	**(10)**	23
At 31 December	**6,970**	6,186

16. TIME VALUE OF OPTIONS AND GUARANTEES

	2005 £m	2004 £m
Life and pensions		
UK with-profits	**2**	8
UK non profit	**21**	24
International	**5**	8
Time value of options and guarantees	**28**	40

For UK with-profits, the burn-through costs have reduced due to the strong 2005 investment performance and as a result of management actions taken in 2005 to reduce the market risk to the with-profits part of the LTF.
For UK non profit, the reduction is the result of the reduced financial impact of caps and collars on index-linked annuities.

17. SENSITIVITIES

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative economic and non-economic assumptions on the long term embedded value and new business. These alternative assumptions are in accordance with the guidance issued by the CFO Forum in October 2005.

Effect on embedded value at 31 December 2005

Sensitivity to economic assumptions:

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% lower interest rate £m	1% higher equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
– UK	4,904	333	(288)	(1)	257	(344)
– International	868	59	(51)	–	7	(11)
Total life and pensions	5,772	392	(339)	(1)	264	(355)
Investment management	422	10	(10)	(5)	8	(15)
Total covered business	6,194	402	(349)	(6)	272	(370)

Sensitivity to non-economic assumptions:

	As published £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality (UK annuities) £m	5% decrease in mortality (other business) £m
Life and pensions					
– UK	4,904	45	54	(101)	26
– International	868	10	28	n/a	57
Total life and pensions	5,772	55	82	(101)	83
Investment management	422	16	12	n/a	n/a
Total covered business	6,194	71	94	(101)	83

Effect on new business contribution for the year

Sensitivity to economic assumptions:

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% lower interest rate £m	1% higher equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
– UK	306	63	(55)	(20)	36	(43)
– International	25	21	(18)	(6)	–	–
Total life and pensions	331	84	(73)	(26)	36	(43)
Investment management	49	2	(2)	(1)	2	–
Total covered business	380	86	(75)	(27)	38	(43)

Sensitivity to non-economic assumptions:

	As published £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality (UK annuities) £m	5% decrease in mortality (other business) £m
Life and pensions					
– UK	306	11	21	(10)	7
– International	25	2	5	n/a	12
Total life and pensions	331	13	26	(10)	19
Investment management	49	3	3	n/a	n/a
Total covered business	380	16	29	(10)	19

Opposite sensitivities to those shown above are broadly symmetrical with the exception of the effect of 1% higher interest rates on the UK embedded value (+£34m) and on UK new business contribution (+£13m).

18. ASSUMPTIONS

UK Life and Pensions

i. The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is equal to the fixed interest gilt assumption plus the appropriate risk premium. An asset mix consistent with the current investment policy and future management intentions has been assumed within the projections. The economic assumptions were:

	2005 % pa	2004 % pa
Equity risk premium	**3.0**	3.0
Property risk premium	**2.0**	2.0
Investment return		
– Gilts:		
– Fixed interest	**4.1**	4.5
– RPI linked	**4.2**	4.5
– Non gilts:		
– Fixed interest	**4.4 – 4.8**	4.9 – 5.3
– RPI linked	**4.2 – 4.6**	4.7 – 5.1
– Equities	**7.1**	7.5
– Property	**6.1**	6.5
Risk margin	**3.0**	3.0
Risk discount rate (net of tax)	**7.1**	7.5
Inflation		
– Expenses / earnings	**3.9**	3.8
– Indexation	**2.9**	2.8

The assumed returns on non gilt securities are net of an allowance for default risk of 0.2% pa (2004: 0.2% pa), other than for certain government-supported securities where no such allowance is made.

ii. The value of the Sub-fund is the discounted value of total projected investment returns over its lifetime.

iii. Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iv. Future bonus rates have been set at levels which would fully utilise the assets supporting the policyholders' portion of the with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

v. The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

vi. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses (excluding the development costs referred to below). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on experience and externally published data. Male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection MC for future experience with a minimum annual improvement of 0.6%, and the average of projections MC and LC for statutory reserving with a minimum annual improvement of 0.8%. Female annuitant mortality is assumed to improve in accordance with the MC projection from CMI Working Paper 1 for statutory reserving and at 70% of this rate for future experience, with the same underpinning minima as for males.

vii. The subordinated debt capital has been included in the embedded value at the face value of £602m (estimated market value of £699m at 31 December 2005). If the market value of the subordinated debt capital was used, total embedded value would increase by £31m.

viii. Development costs relate to strategic systems.

ix. Projected tax has been determined assuming current tax legislation and rates.

x. EEV results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2004: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the IFRS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at 20% (2004: 20%) which reflects the tax associated with a longer term investment return.

UK Managed Pension Funds

xi. The UK life and pensions economic assumptions are used. All contracts are assumed to lapse over a 10 year period. Fees are projected on a basis which reflects current charges or, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

xii. Key assumptions are:

	2005 % pa	2004 % pa
USA		
Reinvestment rate	**5.1**	4.9
Risk margin	**3.0**	3.0
Risk discount rate (net of tax)	**7.4**	7.3
Europe		
Government bond return	**3.3**	3.8
Risk margin	**3.0**	3.0
Risk discount rate (net of tax)	**6.3**	6.8

xiii. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses.

19. EFFECT OF UK TAX CHANGES

This tax charge represents a one-off reduction in the embedded value arising from a change in tax law. The Finance (No. 2) Act 2005 included provisions which change the way in which investment return is apportioned between categories of business for the purposes of computing taxable profits earned from writing pension business. The taxable pension business profits in the non profit part of the fund will be significantly higher from 2005 onwards.

TO THE DIRECTORS OF LEGAL & GENERAL GROUP PLC ON THE SUPPLEMENTARY FINANCIAL STATEMENTS

We have audited the supplementary financial information for the year ended 31 December 2005 that comprises the Consolidated Income Statement – European Embedded Value basis, the Consolidated Balance Sheet – European Embedded Value basis, the Consolidated Statement of Recognised Income and Expense – European Embedded Value basis and the relevant Notes 1 to 19, which has been prepared in accordance with the European Embedded Value basis set out in Notes 1 to 13 and which should be read in conjunction with the audited financial statements prepared on the IFRS basis.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, including the financial statements prepared on the IFRS basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out in the Independent Auditors' Report to the members of Legal & General Group Plc. The directors are also responsible for preparing the supplementary financial information on the European Embedded Value basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information are, as set out in our letter of engagement agreed with you dated 25 October 2005, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the European Embedded Value basis. We also report to you if we have not received all the information and explanations we require for our audit of the supplementary financial information. This report, including the opinion, has been prepared for and only for the Company in accordance with our letter of engagement dated 25 October 2005 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We also read the other information in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the supplementary financial information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion

In our opinion, the supplementary financial information has been properly prepared in accordance with the European Embedded Value basis set out in Notes 1 to 13.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London
16 March 2006

(a) The financial statements are published on the website of Legal & General Group Plc, www.legalandgeneralgroup.com. The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

TO THE MEMBERS OF LEGAL & GENERAL GROUP PLC

We have audited the parent company financial statements of Legal & General Group Plc for the year ended 31 December 2005 which comprise the Balance Sheet, the Statement of Total Recognised Gains and Losses and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Report on Remuneration that is described as having been audited.

We have reported separately on the group financial statements of Legal & General Group Plc for the year ended 31 December 2005.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Report on Remuneration and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Report on Remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Report on Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Report on Remuneration, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Report on Remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Report on Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Report on Remuneration to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Report on Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
16 March 2006

(a) The financial statements are published on the website of Legal & General Group Plc, www.legalandgeneralgroup.com. The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

COMPANY BALANCE SHEET

As at 31 December 2005

	Notes	2005 £m	2004 Restated £m
Fixed assets			
Investments	8	**5,594**	5,259
Current assets			
Amounts owed by Group undertakings		**119**	38
Tax		**18**	9
Derivatives	9	**16**	–
Other debtors		**4**	10
Creditors: amounts falling due within one year			
Amounts owed to Group undertakings		**(2)**	(2)
Other creditors and accruals	10	**(19)**	(19)
Convertible bond	11	**(509)**	–
Net current assets		**(373)**	36
Total assets less current liabilities		**5,221**	5,295
Creditors: amounts falling due after more than one year			
Convertible bond	11	**–**	(493)
Dated subordinated borrowings	11	**(415)**	–
Amounts owed to Group undertakings		**(160)**	(783)
Shareholders' net assets		**4,646**	4,019
Representing capital and reserves			
Called up share capital	12	**163**	163
Share premium account	12	**908**	907
Subordinated borrowings designated as equity	11	**394**	394
Other reserves	13	**26**	13
Revaluation reserve	13	**2,317**	2,041
Profit and loss account	13	**838**	501
Total equity		**4,646**	4,019

The notes on pages 136 to 142 form an integral part of these financial statements.

The financial statements on pages 134 to 142 were approved by the directors on 16 March 2006 and were signed on its behalf by:

Rob Margetts
Chairman

Tim Breedon
Group Chief Executive

Andrew Palmer
Group Director (Finance)

COMPANY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2005

	2005 £m	2004 Restated £m
Profit for the financial year	**684**	329
Gain on revaluation of investments in subsidiary undertakings	**276**	129
Total recognised gains and losses relating to the year	**960**	458
Prior year adjustment (as explained in note 14)	**2**	
Total gains and losses recognised since last annual report	**962**	

The effect of the changes in accounting policies is an increase of £15m (2004: £7m) to profit before tax.

COMPANY RECONCILIATION OF MOVEMENTS IN TOTAL EQUITY

For the year ended 31 December 2005

	2005 £m	2004 Restated £m
At 1 January	**4,019**	3,491
Total recognised gains and losses	**960**	458
Net movements in employee share schemes	**13**	8
Issue of subordinated borrowings designated as equity	**–**	394
Dividends	**(347)**	(333)
Issue of share capital	**1**	1
At 31 December	**4,646**	4,019

1. ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements have been prepared under the historical cost convention, modified by the revaluation of certain assets, as required by the Companies Act 1985 and in accordance with applicable UK accounting standards.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

Restatements

The requirements of Financial Reporting Standard (FRS) 20, 'Share Based Payment', FRS 21, 'Events after the Balance Sheet Date', FRS 23, 'The Effects of Changes in Foreign Exchange Rates', FRS 25, 'Financial Instruments: Disclosures and Presentation', FRS 26, 'Financial Instruments: Measurements', have been adopted in these financial statements; prior year figures have been restated. The effects of these changes in accounting policies are disclosed in note 14.

Investments

Dividends

Dividends receivable from Group companies are recognised in the period in which the dividends are declared and approved at the general meeting or paid.

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are authorised and are no longer at the discretion of the Company. Final dividends are accrued when approved by the Company's shareholders at a general meeting and interim dividends are accrued when paid.

Interest receivable

Interest is included on an accruals basis.

Interest expense

Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under derivative instruments which are amortised over the interest period to which they relate.

Investment in subsidiary undertakings

Shares in subsidiary undertakings are stated at the parent Company's share of their net assets. Unrealised gains or losses arising on investments in subsidiary undertakings are taken to the revaluation reserve.

Loans and receivables

Loans and receivables are held at original cost less provisions for impairment.

Derivative financial instruments and hedge accounting

The Company's activities expose it to the financial risks of changes in foreign exchange rates and interest rates. The Company uses derivatives, such as foreign exchange forward contracts and interest rate swap contracts, to hedge these exposures. The Company uses hedge accounting, provided the prescribed criteria are met, to recognise the offsetting effects of changes in the fair value or cash flow of the derivative instrument and the hedged item. The Company's principal uses of hedge accounting are to:

(i) defer in equity the changes in the fair value of derivatives designated as the hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction, or a firm commitment, until the period in which the future transaction is recognised; and

(ii) hedge the fair value movements in loans due to interest rate and exchange rate fluctuations. Any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the profit and loss account.

The relationship between the hedging instrument and the hedged item, together with the risk management objective and strategy for undertaking the hedge transaction, are documented at the inception of the transaction. The effectiveness of the hedge is documented and monitored on an ongoing basis. Hedge accounting is only applied for highly effective hedges (between 80% and 125% effectiveness) with any ineffective portion of the gain or loss recognised in the income statement in the current period.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any such derivative instruments are recognised immediately in the income statement.

Other Policies

Convertible debt

For a convertible bond which includes a cash settlement option in lieu of the issue of shares on conversion, the conversion option is separated and recognised as a derivative liability. The liability is revalued to fair value at each reporting period, with fair value gains and losses taken through the income statement. The remainder of the proceeds, less attributable expenses, is allocated to the value of the debt portion of the convertible bond. This amount is recorded as a liability on an amortised cost basis, using the effective interest rate, until extinguished on conversion, or on maturity of the bond.

Deferred tax

Deferred tax is recognised in respect of timing differences which have not reversed at the balance sheet date and which result in an obligation to pay more tax, or a right to pay less tax, at a future date. Deferred tax is measured at rates expected to apply when the timing differences reverse, based on current tax rates and law. Deferred tax assets are recognised to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Foreign currency transactions are translated into sterling, the Company's presentational currency, using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses are recognised in the profit and loss account.

Pension costs

The Company participates in multi-employer defined benefit schemes which, as its share of the underlying assets and liabilities cannot be identified, have been treated for reporting purposes as defined contribution schemes. In addition to these schemes the Company also contributes to defined contribution schemes. The Company charges the costs of its pension schemes against profit as incurred. Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision or prepayment in the balance sheet.

The assets of the defined benefit schemes are held in separate trustee administered funds, which have been subject to regular valuation every three years and updated by formal reviews at reporting dates by qualified actuaries who were employees of the Group.

1. ACCOUNTING POLICIES continued

Share based payments
The Company operates a number of share based payment plans on behalf of its subsidiaries. The fair value of the equity instruments granted is spread over the vesting period of the instrument and treated as a capital contribution to the respective subsidiary. The total capital contribution is determined by reference to the fair value of the awards, excluding the impact of any non-market vesting conditions.

At each balance sheet date, the Company revises its estimate of the number of equity instruments which are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the cost of the investment in the subsidiary and a corresponding adjustment is made to equity over the remaining vesting period. On vesting or exercise, the difference between the accumulated capital contribution and the actual cost to the Company is transferred to retained earnings. Where new shares are issued, the proceeds received are credited to share capital and share premium. Any capital contribution is subsequently recharged to the respective subsidiary as incurred and the corresponding cost of investment is reduced.

2. RISK MANAGEMENT

Management of Risk
The Company, in course of its business activities, is exposed to market, credit and liquidity risk. Overall responsibility for the management of these risks is vested in the Board. To support it in this role, a risk framework is in place comprising formal committees, risk assessment processes and review functions. The framework provides assurance that risks are being appropriately identified and managed and that an independent assessment of risks is being performed.

Risk Assessment Processes
A continuous process is in place formally identifying, evaluating and managing the significant risks to the achievement of the Company's objectives. A standard approach is used to assess risks. Senior management and the Risk Review functions (see below) review the output of the assessments.

Risk Review Functions
The Company's Risk Review function provides an oversight of the risk management processes within the Company. Its responsibilities include the evaluation of changes in the business operating environment and business processes, the assessment of these changes on risks to the business and the monitoring of the mitigating actions. The Risk Review function also ensures that risk committees are provided with meaningful risk reports and that there is appropriate information to assess risk issues.

Details of the categories of risk to the Company and high-level management processes are set out below. The Company has defined policies for the management of its key risks, the operation of which are supported by Risk Review functions and are independently confirmed by Group Internal Audit.

Market Risk
Market risk is the risk arising from fluctuations in interest and exchange rates and market valuations. The fair value of the derivative contained within the convertible debt is subject to volatility arising from a number of factors including the volatility and level of the Group's share price. The terms and conditions of the convertible debt are included within note 11 of the Company's financial statements.

Credit Risk
Credit risk is the risk that the Company is exposed to loss if another party fails to perform its financial obligations to the Group.

Credit risk is not sought in its own right. Credit risk is managed through the setting and regular review of detailed counterparty credit and concentration limits. Compliance with these limits for investment and treasury transactions is monitored daily. The Group Credit Committee oversees these processes. Counterparties used for the provision of hedging derivatives have a minimum credit rating of A from Standard & Poor's. The Company's maximum exposure to credit risk on its financial assets at the balance sheet date is equal to the value of the derivative assets.

Liquidity Risk
Liquidity risk is the risk that the Company, though solvent, either does not have sufficient financial resources available to enable it to meets its obligations as they fall due, or can secure them only at excessive costs.

A degree of liquidity risk is implicit in the Company. Liquidity risk arises as a consequence of the uncertainty surrounding the value and timing of cash flows. The Company's Treasury function manages liquidity to ensure that it maintains sufficient liquid assets and standby facilities to meet a prudent estimate of its net cash outflows over a period of two years.

3. DIVIDENDS AND OTHER DISTRIBUTIONS

	2005 Per share p	2004 Per share p	2005 Total £m	2004 Total Restated £m
Ordinary share dividend paid in the year				
– Prior year final dividend	**3.45**	3.33	**224**	216
– Current year interim dividend	**1.65**	1.61	**107**	105
	5.10	4.94	**331**	321
Distributions paid on subordinated borrowings designated as equity			**16**	12
			347	333
Ordinary share dividend proposed[1]	**3.63**	3.45	**236**	224

1. The dividend proposed has not been included as a liability in the balance sheet.

4. DIRECTORS' EMOLUMENTS

Full disclosure of the Group Plc directors' emoluments are contained within those parts of the Directors' Report on Remuneration which are described as having been audited. At 31 December 2005 there were no loans outstanding with directors of the Company (2004: £nil). The Company has no other employees.

5. PENSIONS

The Company operates the following pension schemes in the UK. There were no contributions prepaid or outstanding at either 31 December 2005 or 31 December 2004 in respect of these schemes and the Company has no liability for retirement benefits other than for pensions.

- Legal & General Group UK Pension and Assurance Fund (the Fund). The Fund is a defined scheme which was closed to new members from January 1995; last full actuarial valuation as at 31 December 2004.
- Legal & General Group UK Senior Pension Scheme (the Scheme). The Scheme is a defined benefit scheme which, with a few exceptions (principally transfers from the Fund), was closed to new members from August 2000; last full actuarial valuation as at 31 December 2004.
- Legal & General Group Personal Pension Plan (UK) – a defined contribution scheme.
- Legal & General Staff Stakeholder Pension Scheme (UK) – a defined contribution scheme.

As the Fund and the Scheme are effectively closed to new members, under the projected unit method of valuation, the current service costs will increase as the age profile of active members rises.

The Fund and the Scheme are multi-employer defined benefit schemes which, as the Company's share of the underlying assets and liabilities cannot be identified, have been treated for reporting purposes as defined contribution schemes. There was a deficit in respect of these schemes for the year ended 31 December 2005 of £211m (2004: £145m), £148m net of tax (2004: £102m), and the contributions in respect of them for the year were £31m (2004: £19m).

6. SHARE-BASED PAYMENTS

The Company grants share-based payments to employees of the Legal & General Group. Full disclosure of these awards is given in Note 19 in the consolidated IFRS financial statements of the Group. The total expense for the year relating to share awards was £13m (2004: £8m) of which £nil (2004: £nil) was retained by the Company.

7. AUDITORS' REMUNERATION

Fees paid to PricewaterhouseCoopers LLP as auditors amounted to £0.1m (2004: £0.1m).

8. INVESTMENTS

	Shares in Group companies 2005 £m	Loans to Group companies 2005 £m	Total 2005 £m	Shares in Group companies 2004 Restated £m	Loans to Group companies 2004 £m	Total 2004 Restated £m
At valuation, 1 January	**3,995**	**1,264**	**5,259**	3,864	1,272	5,136
Additions	**19**	**5**	**24**	2	14	16
Revaluation	**276**	**35**	**311**	129	(22)	107
At valuation, 31 December	**4,290**	**1,304**	**5,594**	3,995	1,264	5,259
At cost, 31 December	**2,007**	**1,345**	**3,352**	1,988	1,340	3,328

9. DERIVATIVE ASSETS AND LIABILITIES

	Contract/ notional amount 2005 £m	Fair value assets 2005 £m	Fair value liabilities[1] 2005 £m
Convertible debt derivative liability	**525**	**–**	**3**
Interest-rate contracts – held for trading	**430**	**–**	**3**
Interest-rate contracts – fair value hedges	**411**	**4**	**–**
Forward foreign exchange contracts – held for trading	**727**	**12**	**3**
Derivative assets and liabilities		**16**	**9**

	Contract/ notional amount 2004 £m	Fair value assets 2004 £m	Fair value liabilities[1] 2004 Restated £m
Convertible debt derivative liability	525	–	4
Interest-rate contracts – held for trading	–	–	–
Interest-rate contracts – fair value hedges	–	–	–
Forward foreign exchange contracts – held for trading	378	–	1
Derivative assets and liabilities		–	5

1. Derivative liabilities are reported in the balance sheet within other creditors and accruals.

The descriptions of each type of derivative are given in Notes 3 and 23 of the consolidated IFRS financial statements of the Group.

10. OTHER CREDITORS AND ACCRUALS

	2005 £m	2004 Restated £m
Derivative liabilities	**9**	5
Other creditors	**6**	6
Deferred tax	**4**	8
Other creditors and accruals	**19**	19

11. BORROWINGS

(i) Analysis by nature

	Principal amount 2005 £m	Coupon rate 2005 %	Fair value 2005 £m	Principal amount 2004 £m	Coupon rate 2004 %	Fair value 2004 £m
Subordinated borrowings designated as equity						
5.875% Sterling undated subordinated notes	**394**	**5.88**	**434**	394	5.88	416
Subordinated borrowings						
4.0% Euro subordinated notes 2025	**415**	**4.00**	**424**	–	–	–
Convertible bond						
2.75% Sterling convertible bond 2006	**509**	**2.75**	**521**	493	2.75	509
Total borrowings	**1,318**		**1,379**	887		925

£38m of interest expense was incurred during the period (2004: £19m).

In June 2005, the Company issued €600m of 4% dated subordinated notes. The proceeds were swapped into sterling and will be used to repay part of the convertible bond which matures in 2006. The notes are callable on 8 June 2015 and each year thereafter. If not called, the coupon from 8 June 2015 will reset to a floating rate of interest based on prevailing three month Euribor plus 1.7% pa.

In March 2004, the Company issued £400m of 5.875% undated subordinated notes. These notes are callable on 1 April 2019 and every five years thereafter. If not called, the coupon from 1 April 2019 will be reset to the prevailing five year benchmark gilt yield plus 2.33% pa.

Coupon payments on both subordinated issues may be deferred if no dividend is paid on the Group's ordinary shares.

The undated subordinated notes have been classified as equity because their perpetual nature means that in certain circumstances, interest can be deferred indefinitely.

11. BORROWINGS continued

(ii) Analysis by maturity

31 December 2005	Effective interest rate %	Principal amount £m	Maturity Within 1 year £m	1-5 years £m	15-25 years £m	Over 25 years £m
Subordinated borrowings designated as equity						
5.875% Sterling undated subordinated notes	**6.03**	**394**	**–**	**–**	**–**	**394**
Subordinated borrowings						
4.0% Euro subordinated notes 2025	**4.12**	**415**	**–**	**–**	**415**	**–**
Convertible bond						
2.75% Sterling convertible bond 2006	**5.67**	**509**	**509**	**–**	**–**	**–**
Total borrowings		**1,318**	**509**	**–**	**415**	**394**

31 December 2004	Effective interest rate %	Principal amount £m	Maturity Within 1 year £m	1-5 years £m	15-25 years £m	Over 25 years £m
Subordinated borrowings designated as equity						
5.875% Sterling undated subordinated notes	6.03	394	–	–	–	394
Subordinated borrowings						
4.0% Euro subordinated notes 2025	–	–	–	–	–	–
Convertible bond						
2.75% Sterling convertible bond 2006	5.67	493	–	493	–	–
Total borrowings		887	–	493	–	394

As at 31 December 2005 the Company had in place a five year £1bn syndicated committed revolving credit facility with a number of its key relationship banks. The facility also has two one year extension options at the end of the first two years.

The maturity profile above is calculated on the basis that a facility to refinance a maturing loan is not recognised unless the facility and loan are related. If refinancing under the Company's syndicated facility was recognised, then all amounts shown as repayable within one year would be reclassified as repayable between one and five years.

The effective interest rate is the rate which exactly discounts future cash payments over the life of the borrowing and will include all transaction costs and premium or discount on issue.

(iii) Convertible bonds

In December 2001, the Company issued £525m of convertible bonds due in 2006 which generated net proceeds after expenses of £515m. A coupon of 2.75% per annum is paid semi-annually and the bonds convert into ordinary shares of the Company at a conversion price of 184p per share. The convertible bonds could have been redeemed in 2005, and thereafter at the option of the Company, at par, provided the price of the ordinary shares of the Company exceed 120% of the conversion price. The bonds would, if converted, give rise to the issue of 285,326,086 new ordinary shares representing approximately 4.4% of the current issued ordinary share capital. On conversion, the bonds may be settled in shares or in cash at the option of the Company.

The debt component, net of expenses, of the convertible bond recognised in the balance sheet is calculated as follows:

	2005 £m	2004 £m
Debt component at 1 January	**493**	478
Interest expense	**30**	29
Coupons paid	**(14)**	(14)
Debt component at 31 December	**509**	493

The fair value of the debt component of the convertible bond at 31 December 2005 amounted to £517m (2004: £505m). Interest expense on the bond is calculated using the effective interest rate of 5.7% pa on the debt component.

12. SHARE CAPITAL AND SHARE PREMIUM

	Number of shares	2005 £m	2004 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**9,200,000,000**	**230**	230

Issued share capital, fully paid		**Share capital £m**	**Share premium £m**
At 1 January 2005	**6,505,959,483**	**163**	**907**
Options exercised under share option schemes			
– Executive share option scheme	**180,628**	**–**	**–**
– Save as you earn scheme	**1,281,821**	**–**	**1**
At 31 December 2005	**6,507,421,932**	**163**	**908**

		Share capital £m	Share premium £m
At 1 January 2004	6,503,861,912	163	906
Options exercised under share option schemes			
– Executive share option scheme	1,343,337	–	1
– Save as you earn scheme	754,234	–	–
At 31 December 2004	6,505,959,483	163	907

Options over the ordinary share capital of the Company are disclosed in Note 19 of the consolidated IFRS financial statements of the Group.

13. MOVEMENT IN RESERVES

	Hedging reserve £m	Share-based payment reserve £m	Subordinated borrowings £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 January 2005	**2**	**11**	**394**	**2,041**	**501**	**2,949**
Retained profit after tax and dividends	**–**	**–**	**–**	**–**	**337**	**337**
Increase in the net assets of subsidiaries	**–**	**–**	**–**	**276**	**–**	**276**
Value of employee services	**–**	**13**	**–**	**–**	**–**	**13**
At 31 December 2005	**2**	**24**	**394**	**2,317**	**838**	**3,575**

	Hedging reserve Restated £m	Share-based payment reserve Restated £m	Subordinated borrowings Restated £m	Revaluation reserve Restated £m	Profit and loss account Restated £m	Total Restated £m
At 1 January 2004	–	–	–	1,667	512	2,179
Prior year adjustment (Note 14)	2	3	–	249	(11)	243
	2	3	–	1,916	501	2,422
Retained loss after tax and dividends	–	–	–	–	(4)	(4)
Increase in the net assets of subsidiaries	–	–	–	129	–	129
Subordinated borrowings designated as equity	–	–	394	–	–	394
Value of employee services	–	8	–	–	–	8
Transfers to profit and loss account	–	–	–	(4)	4	–
At 31 December 2004	2	11	394	2,041	501	2,949

14. PRIOR YEAR ADJUSTMENT AND IMPACT OF NEW STANDARDS

The prior year adjustment relates to the implementation of FRS 20, FRS 21, FRS 23, FRS 25 and FRS 26.

The adoption of FRS 20 has resulted in an increase in total equity of £8m at 1 January 2005 (2004: £3m) due to the recognition of the cost of share awards in equity.

The adoption of FRS 21, and the change in the requirements of company law relating to presentation and disclosure of proposed final dividends has resulted in a change to previous practice, under which dividends were accrued in the period to which they related irrespective of when they were declared or approved. Under the new requirements, final dividends are only accrued when approved by the Company's shareholders at the general meeting. Interim dividends are recognised when paid. This has resulted in an increase in total equity of £224m at 1 January 2005 (2004: £216m).

The adoption of FRS 23 has not had an impact on the closing position of 2004.

14. PRIOR YEAR ADJUSTMENT AND IMPACT OF NEW STANDARDS continued

The adoption of FRS 25 has resulted in the bifurcation of the convertible debt issued by the Company into a debt component and a derivative component. This has resulted in an increase in total equity of £15m at 1 January 2005 (2004: £22m). In accordance with FRS 26, the derivative is recognised at fair value with movements included within the profit and loss account for the year. FRS 25 has also required the £400m 5.875% undated subordinated notes to be presented as equity, rather than as a liability. The change in classification has resulted in an increase in total equity of £394m at 1 January 2005 (2004: £nil).

Under FRS 25 and FRS 26, the implementation of hedge accounting has resulted in an increase in total equity of £2m at 1 January 2005 (2004: £2m).

	FRS 20 £m	FRS 21 £m	FRS 25 and FRS 26 £m	Total £m
Adjustment to opening total equity at 1 January 2004	3	216	24	243
Adjustment to profit and loss for the year ended 31 December 2004	(3)	4	(7)	(6)
Other adjustments to the reserves for the year ended 31 December 2004	8	4	394	406
Adjustment to closing total equity at 31 December 2004	8	224	411	643

15. SUBSIDIARY UNDERTAKINGS

Full disclosure of the Company's investments in subsidiary undertakings is contained within Note 49 in the consolidated IFRS financial statements of the Group.

16. EVENTS AFTER THE BALANCE SHEET DATE

On 13 March 2006, the Company entered into a supplementary trust deed in respect of the £400m undated subordinated notes issued in March 2004. Under the terms of this deed, if regulations change so that the notes no longer qualify to be included in the Group's regulatory capital, the Group cannot exercise its discretion to defer interest. This has had the effect of changing the classification of the notes from equity to liability and coupon payments on the notes from distributions to interest in 2006.

Shareholders at 31 December 2005

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2005 were:

	Shareholders		Shares	
	Number	%	Number	%
Category of shareholder				
Individuals	38,498	72.5	395,136,594	6.1
Banks	10	0.0	79,308,023	1.2
Nominee companies	12,769	24.0	5,880,132,891	90.3
Insurance companies and pension funds	30	0.1	857,433	0.0
Limited companies	1,374	2.6	94,981,476	1.5
Other corporate bodies	425	0.8	57,005,515	0.9
	53,106	100.0	6,507,421,932	100.0
Range of holdings				
1 – 20,000	46,468	87.5	223,297,653	3.5
20,001 – 100,000	4,968	9.4	195,644,162	3.0
100,001 – 500,000	897	1.7	198,029,360	3.0
500,001 and over	773	1.4	5,890,450,757	90.5
	53,106	100.0	6,507,421,932	100.0

OTHER SHAREHOLDER INFORMATION

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited. If you would like to join this service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed final dividend for 2005, payable on 22 May 2006, is 21 April 2006 and the shares will trade ex-dividend on the London Stock Exchange from 19 April 2006.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares. Should you wish to participate in the DRIP in respect of the final dividend to be paid on 22 May 2006, a completed and signed DRIP mandate form should be received by the Registrars no later than 8 May 2006. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneralgroup.com.

2005 Preliminary Results Presentation: An audio recording of the presentation given to analysts and fund managers by Tim Breedon, Group Chief Executive and Andrew Palmer, Group Director (Finance) and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneralgroup.com. A full copy of the announcement, sent to the London Stock Exchange on 17 March 2006, can also be viewed on the shareholder site.

You can view your *Legal & General shareholding* on the internet by visiting: www.shareview.co.uk

Any queries about your shareholding?
Call the dedicated shareholder helpline: 0870 600 3954.

Legal & General Group Plc,
Temple Court,
11 Queen Victoria Street,
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group subsidiaries are fully authorised as appropriate under the Financial Services and Markets Act 2000 in respect of their authorities in the United Kingdom.

Ex-dividend date	19 April 2006
Annual General Meeting	18 May 2006
Payment of Final Dividend for 2005 (to members registered on 21 April 2006)	22 May 2006
Publication of Half Year Results for 2006 and Declaration of Interim Dividend	27 July 2006
Ex-dividend date	6 September 2006
Payment of Interim Dividend for 2006 (to members registered on 8 September 2006)	2 October 2006

Five great reasons to visit www.legalandgeneralgroup.com

1 **Legal & General news**
To view the latest financial, corporate and consumer news releases.

2 **Current share price**
To access our daily and historical share price data.

3 **Reports and presentations**
To view our latest Annual, Interim and CSR Reports as well as presentations to analysts and fund managers.

4 **Email alerts**
To sign up to receive email alerts of our forthcoming events and results.

5 **Shareholder services**
To find information on electronic share dealing, our Annual General Meetings and our dividend history.

www.legalandgeneralgroup.com

All the people featured in this report are employees of Legal & General: p.8 Bernie Hickman, p.9 Esther Dijkstra, p.12 Caroline Fawcett and Sarah Lloyd, p.16 Bruce Jacobs and Amy Howlett, p.20 Russell Smith, p.21 Kelly Spiteri, p.24 Maxine Charlton, p.25 Nick Manns and Steve Barrey.

Designed by Black Sun Plc. Photography by Julian Calder.

The papers used in this report are produced from elemental chlorine free pulp sourced from sustainable forests in Europe and Canada. Printed by Beacon Press using their *pureprint* environmental print technology committed to reducing the impact of printing on the environment. On average over 84% of any waste associated with this report will be recycled. The printer is registered to environmental management systems ISO14001 and EMAS and is a CarbonNeutral® company.

Legal & General

Help create efficiencies and protect the environment by receiving your communications online. For more information visit: www.shareview.co.uk

www.legalandgeneralgroup.com

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street, London EC4N 4TP
T 020 7528 6200, F 020 7528 6222

Legal & General